THIS TRUST DEED is made the 22nd day of July, 1994

BETWEEN:

(1)	UNILEVER N.V. (“N.V.”), a company incorporated under the laws of The Netherlands, whose corporate seat is at Weena 455, 3013 AL, Rotterdam, The Netherlands, UNILEVER PLC (“PLC”), a company incorporated under the laws of England, whose registered office is at Port Sunlight, Wirral, Merseyside L62 4ZA, England, UNILEVER CAPITAL CORPORATION (“UCC”), a company incorporated under the laws of the State of Delaware, U.S.A., whose registered office is at 1209 Orange Street, Wilmington, Delaware 19801, U.S.A. and UNILEVER UNITED STATES, INC. (“UNUS”), a company incorporated under the laws of the State of Delaware, U.S.A., whose registered office is at 1209 Orange Street aforesaid; and

(2)	THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated under the laws of England, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (hereinafter called the “Trustee”, which expression shall, wherever the context so admits, include any other trustee or trustees for the time being of these presents).

WHEREAS:

(A)	N.V., PLC, UCC and UNUS have authorised the establishment of a programme for the issuance of debt instruments (the “Programme”) to be constituted in the manner hereinafter appearing.
(B)	N.V., PLC, UCC and UNUS have duly authorised the issue of a maximum aggregate principal amount of U.S.$15,000,000,000 (or its equivalent in other currencies) (or such greater amount as shall be established pursuant to Clause 2(B) hereof) of notes outstanding under the Programme (the “Programme Limit”).

(C)	Each issue will be represented by notes issued in bearer and/or in registered form.
(D)	Pursuant to powers contained in their constitutional documents, N.V., PLC, UCC and UNUS have duly authorised the execution of these presents as the principal instrument subject to which Notes (as defined below) may from time to time be issued by any of the Issuers and constituted.

(E)	Each of the Guarantors (as defined below) has agreed to guarantee in the manner hereinafter appearing such obligations of the Issuers as are hereinafter specified and in respect of whose obligations under these presents and under the Notes the relevant Guarantor has given its guarantee hereunder.
(F)	The Law Debenture Trust Corporation p.l.c. has agreed to act as trustee of these presents for the Noteholders and the Couponholders upon the terms and subject to the conditions hereinafter contained.

NOW THIS DEED WITNESSETH AND IT IS HEREBY DECLARED as follows:

1.	Definitions
(A)	IN these presents (including the recitals), unless there is something in the subject or context inconsistent therewith, the expressions following shall have the meanings hereinafter mentioned (that is to say):

“Auditors” means the auditors for the time being respectively of N.V., PLC, UCC and UNUS as the case may be, and, in the case of joint auditors, the joint auditors thereof or in the event of their being unable or unwilling to carry out any action requested of them pursuant to the terms of these presents, such other firm of accountants as may be nominated or approved by the Trustee for the purpose;

“Bearer Noteholders” means the several persons who are for the time being Holders of outstanding Bearer Notes save that, in respect of the Bearer Notes of any Series, so long as such Bearer Notes or any part thereof are represented by Notes in global form, each person who is for the time being shown in the records of Euroclear or Clearstream, Luxembourg or any other relevant clearing system (other than Clearstream, Luxembourg, if Clearstream, Luxembourg shall be an accountholder of Euroclear or such other relevant clearing system, and Euroclear, if Euroclear shall be an accountholder of Clearstream, Luxembourg or such other relevant clearing system) as the Holder of a particular nominal amount of the Bearer Notes of such Series (in which regard any certificate or other document issued by Euroclear, Clearstream, Luxembourg or such other relevant clearing system as to the nominal amount of such Bearer Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall, for the purpose only of the exercise by the Trustee of all rights, duties, discretions, powers and authorities imposed or conferred on the Trustee which are to be exercised or performed by reference to, or in favour of, the Bearer Noteholders but not for any other purpose, be deemed to be and shall be treated as the Holder of such nominal amount of such

Bearer Notes; and the expressions “Bearer Noteholder”, “Holder of Bearer Notes” and related expressions shall be construed accordingly;
“Bearer Notes” means Notes which are for the time being in bearer form;
“Calculation Agency Agreement” means any agreement made between the relevant Issuer, the relevant Guarantor(s), the Trustee and the Calculation Agent in the form, or substantially in the form of the Calculation Agency Agreement set out in the second schedule to the Paying Agency Agreement;

“Calculation Agent” means the institution appointed as such by the relevant Issuer and relevant Guarantor(s) with the prior approval of the Trustee for any Series of Notes issued by such Issuer and specified in the relevant Pricing Supplement;

“Clearstream, Luxembourg” means Clearstream Banking, société anonyme;
“Conditions” means, in relation to any Tranche of Notes issued prior to the First Effective Date, the terms and conditions applicable thereto, in the form or substantially in the form set out in the Fifth Schedule to this Trust Deed prior to its amendment by the First Supplemental Trust Deed and:

(i)	in relation to any Tranche of Notes issued on or after the First Effective Date but before the Second Effective Date, the terms and conditions applicable thereto, in the form or substantially in the form set out in the Schedule to the First Supplemental Trust Deed;

(ii)	in relation to any Tranche of Notes issued on or after the Second Effective Date but before the Third Effective Date, the terms and conditions applicable thereto, in the form or substantially in the form set out in the Fifth Schedule to this Trust Deed as amended and restated on the Second Effective Date;

(iii)	in relation to any Tranche of Notes issued on or after the Third Effective Date but before the Fourth Effective Date, the terms and conditions applicable thereto, in the form or substantially in the form set out in the Fifth Schedule to this Trust Deed as amended and restated on the Third Effective Date;

(iv)	in relation to any Tranche of Notes issued on or after the Fourth Effective Date but before the Fifth Effective Date, the terms and conditions applicable thereto, in the form or substantially in the form set out in the Fifth Schedule to this Trust Deed as amended and restated on the Fourth Effective Date; and

(v)	in relation to any Tranche of Notes issued on or after the Fifth Effective Date, the terms and conditions applicable thereto, in the form or substantially in the form set out in the Fifth Schedule to this Trust Deed as amended and restated on the Fifth Effective Date, in each case, as the same may have been or may be amended or supplemented as described in the Pricing Supplement relating to such Tranche, and as the same may, from time to time, be altered in accordance with the provisions of these presents, and any reference in these presents to a particular numbered Condition shall be construed in relation to such Tranche as a reference to the provision (if any) in the Conditions thereof which corresponds to the particular numbered Condition in the Conditions applicable to such Tranche;

“Couponholders” means the several persons who are for the time being Holders of Coupons;
“Coupons” means the bearer interest coupons (if any) appertaining to Bearer Notes or, as the context may require, a specific number thereof and includes any replacement Coupon or Coupons issued pursuant to Condition 13 and, unless the context otherwise requires, includes the Talons, such Coupons being, if appertaining to a Fixed Rate Note, substantially in the form set out in Part B of the Third Schedule or, if appertaining to a Floating Rate Note, substantially in the form set out in Part C of the Third Schedule;

“Dealer” means any person or institution appointed as such pursuant to the Dealer Agreement;
“Dealer Agreement” means the dealer agreement dated 22nd July, 1994 between, inter alia, the Issuers, the Guarantors and the Dealers, the terms of which (as novated, amended, varied or supplemented from time to time) are incorporated into any sale and purchase agreement relating to Notes reached between the relevant Issuer, the relevant Guarantor(s) and any Dealer(s);

“Definitive Note” means a definitive Bearer Note issued or, as the case may require, to be issued by the relevant Issuer in exchange for a Temporary Global Note or a Permanent Global Note or part thereof, such Definitive Note being substantially in the form set out in Part A of the Third Schedule hereto with such modifications as may be agreed between the relevant Issuer, the relevant Guarantor(s), the Principal Paying Agent, the Trustee and the relevant Dealer(s) and having (where so specified in the relevant Pricing Supplement) Coupons attached thereto on issue;

“DTC” means The Depository Trust Company;
“euro” means the lawful currency of the member states of the European Union that adopt or that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union;

“Euroclear” means Euroclear Bank S.A./N.V. as operator of the Euroclear System;
“Event of Default” means any of the events listed in Condition 10 upon the happening of which any Series of the Notes would (subject only to notice by the Trustee as provided in that Condition) become immediately due and repayable;

“Extraordinary Resolution” has the meaning set out in paragraph 21 of the Ninth Schedule;
“Fifth Effective Date” means 2nd July, 2001;
“First Effective Date” means 24th July, 1995;
“First Supplemental Trust Deed” means the first supplemental trust deed dated 24th July, 1995 and made between the same parties as are party hereto;
“Fixed Rate Notes” means Notes on which interest is calculated at a fixed rate payable in arrear on such dates as are specified in the relevant Pricing Supplement;
“Floating Rate Notes” means Notes on which interest is calculated at a floating rate payable at intervals of such period of months as are specified in the relevant Pricing Supplement;
“Fourth Effective Date” means 4th July, 2000;
“Group Company” means, in relation to N.V. and PLC, those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts and, for the avoidance of doubt, N.V. and PLC together constitute a single group for the purpose of meeting Netherlands and United Kingdom requirements for consolidated accounts;

“Guarantors” means N.V., PLC and UNUS and any company which, pursuant to Clause 17, has become a Guarantor but excluding any such company which has ceased to be a Guarantor, and “Guarantor” means any of them;

“Guarantee” means the guarantees contained in these presents pursuant to which the Notes issued by (i) N.V. are guaranteed unconditionally and irrevocably by PLC, (ii) PLC are guaranteed unconditionally and irrevocably by N.V. and (iii) UCC are guaranteed unconditionally and irrevocably on a joint and several basis by N.V., PLC and UNUS;

“Instalment Note” means a Note, the principal amount of which is repayable by instalments;
“Interest Basis” means the basis on which the relevant Notes will bear interest (which may be a fixed or floating rate or on a zero coupon or such other basis as may be specified in the relevant Pricing Supplement);

“Issue Date” means, in respect of any Note, the date of issue and purchase thereof pursuant to, and in accordance with, the Paying Agency Agreement, being, in the case of any Note in the form of a Permanent Global Note or a Definitive Note, the same date as the date of issue of the Temporary Global Note which initially represented such Note;

“Issuers” means, at any time, the Original Issuers and any other company which, pursuant to Clause 17, has become an Issuer but excluding any such company which has ceased to be an Issuer;
“Maturity Date” means, in respect of any Note, the date (if any) on which it is due to be redeemed in accordance with the provisions of Condition 7;
“month” means calendar month;
“Note” means a note in bearer or registered form (PROVIDED THAT the minimum maturity and/or the maximum maturity (as the case may be) shall comply with all applicable legal and regulatory requirements of the jurisdiction of the currency in which the relevant Notes are denominated), the actual maturity (if any) being specified in the relevant Pricing Supplement, issued or to be issued by any of the Issuers pursuant to the Dealer Agreement and shall be in, or substantially in, the relevant form set out in the relevant Schedule, which shall, in the case of Bearer Notes, initially be represented by, and comprised in, a Temporary Global Note. Any Temporary Global Note may (in accordance with the terms of such Temporary Global Note) be exchanged for Definitive Notes or, in the case of a Series comprising both Bearer Notes and Registered Notes, for Registered Notes in definitive form (in each case if so specified in the relevant Pricing Supplement) and otherwise for a Permanent Global Note which, in turn, may (in accordance with the terms of such Permanent Global Note) be exchanged for Definitive Notes or, in the case of a Series comprising both Bearer Notes and Registered Notes, for Registered Notes in definitive form. In the case of any Notes which comprise Registered Notes, the same shall be represented on their Issue Date by a Registered Note in the form, or substantially in the form, set out in the relevant Schedule hereto;

“Noteholders” means the several persons who are for the time being Bearer Noteholders and/or Registered Noteholders and the words “Holder” and “Holders” shall (where appropriate) be construed accordingly;

“Notes in global form” means Notes represented by a Temporary Global Note or a Permanent Global Note;
“Original Issuers” means N.V., PLC and UCC and “Original Issuer” means any of them;
“outstanding” means, in relation to the Notes, all the Notes other than:
(i)	those which have been redeemed in accordance with these presents or the Conditions;
(ii)	those in respect of which the date for redemption (including, but not limited to, the due date for payment of the final instalment in respect of an Instalment Note) in accordance with the provisions of these presents or the Conditions has occurred and the redemption moneys wherefor (including premium (if any) and all interest in respect thereof) have been duly paid to the Trustee in the manner provided in these presents, or, in the case of Bearer Notes, to the Principal Paying Agent or, in the case of Registered Notes, the relevant Registrar in the manner provided in the Paying Agency Agreement (and, where appropriate, notice to that effect has been given to the relative Noteholders in accordance with Condition 14) and remain available for payment against presentation of those Notes, Receipts and/or Coupons (as the case may be);

(iii)	Bearer Notes which have been surrendered and exchanged for Registered Notes;
(iv)	those which have become void under Condition 12;
(v)	those which have been purchased by any of the Issuers, the Guarantors or any Group Company as provided in Condition 7 and not resold;
(vi)	those mutilated or defaced Notes which have been surrendered and cancelled and in respect of which replacement Notes have been issued pursuant to Condition 13;
(vii)	(for the purpose only of ascertaining the amount of the Notes outstanding and without prejudice to the status for any other purpose of the Notes) those Notes which are alleged to have been lost, stolen or destroyed and in respect of which replacements have been issued pursuant to Condition 13;

(viii)	any Temporary Global Note to the extent that it has been exchanged for the relative Permanent Global Note or, as the case may be, the relative Definitive Notes or Registered Notes in global or definitive form pursuant to its provisions; and

(ix)	any Permanent Global Note to the extent that it has been exchanged for the relative Definitive Notes or, as the case may be, Registered Notes in global or definitive form pursuant to its provisions;
“Paying Agency Agreement” means the paying agency agreement dated 22nd July, 1994 made between the Issuers, the Guarantors, the various agents and the principal registrar named therein and the Trustee (as amended, restated or supplemented from time to time) and includes any other agreement the terms of which have been previously approved by the Trustee in writing appointing further or other Paying Agents or appointing any other Principal Paying Agent or other Registrars or amending the terms of any such appointment;

“Paying Agents” means the several institutions (including, where the context permits or requires, the Principal Paying Agent) at their respective specified offices named as such in the Third Schedule or at such other offices as are notified to the Noteholders in accordance with the Paying Agency Agreement or such other or further specified paying agents for all or any Series of Notes, Receipts or Coupons as may from time to time be appointed in respect thereof by the relevant Issuer and the relevant Guarantor(s) with the prior approval of the Trustee in writing and (in respect only of any Series already issued and remaining outstanding at the time of such appointment) notice of whose appointment is given to the Noteholders of such Series in accordance with Condition 14;

“Permanent Global Note” means a global note substantially in the form set out in the Second Schedule with such modifications (if any) as may be agreed between the relevant Issuer, the relevant Guarantor(s), the Principal Paying Agent, the Trustee and the relevant Dealer(s), comprising Bearer Notes of a single Tranche issued or, as the case may require, to be issued by the relevant Issuer pursuant to the Dealer Agreement or any other agreement and these presents in exchange for the whole or part of the Temporary Global Note issued in respect of the Bearer Notes of such Tranche;

“Pricing Supplement” means, in relation to a Tranche, a pricing supplement duly executed by the relevant Issuer and either previously approved in writing by the Trustee or in respect of which a Relevant Certificate has been issued referring in each case to this Trust Deed and specifying the relevant provisions of such Tranche (including any changes to the Conditions);

“Principal Paying Agent” means ABN AMRO Bank N.V. at its office at Herengracht 595, 1017 CE, Amsterdam, The Netherlands or such other principal paying agent for Notes, Receipts and Coupons of all or any Series as may from time to time be appointed by the relevant Issuer and the relevant Guarantor(s) with the prior approval of the Trustee in writing and (in respect only of any Series already issued and remaining outstanding at the time of such appointment) notice of whose appointment has been given to the Noteholders of such Series in accordance with Condition 14;

“Principal Registrar” means ABN AMRO Bank N.V. at its office at Herengracht 595, 1017 CE, Amsterdam, The Netherlands or such other principal registrar for Registered Notes of all or any Series as may for the time being have been appointed as such by the relevant Issuer and the relevant Guarantor(s) with the prior approval of the Trustee in writing and (in respect only of any

Series already issued and remaining outstanding at the time of such appointment) notice of whose appointment has been given to Noteholders of such Series in accordance with Condition 14;
“Procedures” means the written administrative procedures and guidelines relating to the terms of Notes which may be issued and the settlement of issues of Notes as shall be agreed upon from time to time by the Issuers, the Guarantors, the Dealers, the Principal Paying Agent, the Principal Registrar and the Trustee;

“Pro-Forma Pricing Supplement” has the meaning ascribed thereto in Clause 4(B);
“Receipt” means a receipt for payment of instalments of principal attached to an Instalment Note, such Receipt being in, or substantially in, the form set out in Part E of the Third Schedule hereto or in such form as the relevant Issuer, the relevant Guarantor(s), the Principal Paying Agent, the Trustee and the relevant Dealer(s) may agree and includes any replacement Receipt issued pursuant to Condition 13;

“Registered Note” means a Note issued or, as the case may require, to be issued in registered form by any of the Issuers pursuant to the Dealer Agreement, such Registered Note being substantially in the form set out in the Fourth Schedule with such modifications as may be agreed between the relevant Issuer, the relevant Guarantor(s), the relevant Registrar, the Trustee and the Dealers which expression shall include, where the context so permits, Registered Notes accepted for book-entry settlement by DTC;

“Registered Noteholders” means the several persons in whose names for the time being a Registered Note is or Registered Notes are registered;
“Registrar” means the registrar specified in the relevant Pricing Supplement after consultation with the Trustee and the Principal Paying Agent or such other registrar for all or any Series of the Registered Notes as may, for the time being, have been appointed as such by the relevant Issuer and the relevant Guarantor(s) with the prior approval of the Trustee in writing and notice of whose appointment has been given to the Registered Noteholders of such Series in accordance with Condition 14 (together the “Registrars”);

“Relevant Certificate” means a certificate executed by the relevant Issuer and delivered to the Trustee which relates to a Pricing Supplement to which the provisions of Clause 4(B) apply;
“Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been made available to the Trustee or the Principal Paying Agent or the relevant Registrar, as the case may be, on or prior to such due date, it means the first date on which, the full amount of such moneys having been so made available, notice to that effect shall have been duly given to the Holders of Notes of the relevant Series in accordance with Condition 14;

“Relevant Guarantor(s)” means, in respect of an issue of Notes (i) by N.V., PLC, (ii) by PLC, N.V. and (iii) by UCC, N.V., PLC and UNUS;
“repay” shall include “redeem” and vice versa and “repaid”, “repayable” and “repayment” and “redeemed”, “redeemable” and “redemption” shall be construed accordingly;
“Requisite Currency” means, in relation to any Notes, the currency in which such Notes are denominated;
“Second Effective Date” means 13th November, 1997;
“Securities Act” means the United States Securities Act of 1933, as amended;
“Series” means all Notes which are denominated in the same currency and which have the same Maturity Date (if any or otherwise which are Undated Notes) and Interest Basis (both as indicated in the relevant Pricing Supplement) and interest payment dates (if any) and the terms of which (save for the Issue Date, denomination, issue price and first interest payment (all as indicated in the relevant Pricing Supplement)) are otherwise identical (including listing) and the expressions “Notes of the relevant Series”, “Holders of Notes of the relevant Series” and kindred expressions shall be construed accordingly;

“Sterling” means the lawful currency for the time being of the United Kingdom;
“stock exchange” means the stock exchange or stock exchanges upon which the Notes of any Series are for the time being or are to be listed;

“successor in business” means, in relation to any Issuer or any Guarantor, any company which, as the result of any amalgamation, merger, reconstruction or transfer, either:

(i)	owns beneficially the major part of the undertaking, property and assets owned by such Issuer or Guarantor immediately prior thereto; or
(ii)	carries on, as successor to such Issuer or Guarantor, the major part of the business carried on by such Issuer or Guarantor immediately prior thereto;

“Talon” means a bearer talon for further Coupons or, as the case may be, Receipts in the form set out in Part D of the Third Schedule and includes any replacement talon issued pursuant to Condition 13;

“Temporary Global Note” means a global note substantially in the form set out in the First Schedule with such modifications (if any) as may be agreed between the relevant Issuer, the relevant Guarantor(s), the Principal Paying Agent, the Trustee and the relevant Dealer(s), comprising Bearer Notes of a single Tranche, issued by any of the Issuers pursuant to the Dealer Agreement or any other agreement and these presents;

“Third Effective Date” means 11th November, 1998;
“Tranche” means all Notes of the same Series with the same Issue Date;

“these presents” means this Trust Deed and the Schedules (as from time to time modified in accordance with the provisions herein contained) and includes any deed or other document executed in accordance with the provisions hereof (as from time to time modified as aforesaid) and expressed to be supplemental hereto;

“trust corporation” means a corporation entitled by rules made under the Public Trustee Act 1906 to act as a custodian trustee;
“Undated Notes” means Notes which are specified in the relevant Pricing Supplement as having no fixed maturity date;

“United States” means the United States of America (including the States and the District of Columbia) and its “possessions” include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands;

“U.S. Person” means any person who is a citizen or resident of the United States, a domestic partnership, a domestic corporation or any estate or trust the income of which is subject to United States federal income taxation regardless of its source provided that the term “U.S. Person” shall not include foreign branches of United States financial institution (as defined in U.S. Treasury Regulations Section 1.165-12(c)(1)(v)) purchasing for their own account or for resale;

Words denoting the masculine gender only shall include the feminine gender also; and

Words denoting persons only shall include companies, corporations, partnerships and all other legal entities.
	(B)	In these presents references to:
(i)

any provision of any statute shall be deemed also to refer to any statutory modification or re-enactment thereof or any statutory instrument, order or regulation made thereunder or under such modification or re-enactment;

(ii)

principal and/or interest in respect of the Notes shall be deemed also to include references to any additional amounts which may be payable under Condition 9 or under any obligation undertaken pursuant to Clause 6;

		(iii)	costs, charges or expenses shall include any value added tax or similar tax charged or chargeable in respect thereof; and
		(iv)	“principal” in the context of the payment of principal on a Note shall be deemed to include a reference to the redemption amount (if any) payable on such Note.
(C)

References in this Trust Deed to Schedules, Clauses, subclauses, paragraphs and sub-paragraphs shall be construed as references to the Schedules to this Trust Deed and to the Clauses, sub-clauses, paragraphs and sub-paragraphs of this Trust Deed respectively.

	(D)	Unless the context otherwise requires, words and expressions contained in these presents shall bear the same meanings as in the Companies Acts 1985 and 1989.
	(E)	The headings are inserted herein only for convenience and shall not affect the construction hereof.
2.	Amount of the Notes
(A)

THE Notes will be issued in Series in an aggregate principal amount from time to time outstanding which shall not exceed U.S.$15,000,000,000 or such greater amount as shall be established pursuant to sub-clause (B) of this Clause, and for this purpose:

		(i)	each Note denominated in a currency other than U.S. dollars shall be converted into U.S. dollars using the spot rate of exchange for the purchase of the relevant currency against payment of U.S. dollars being quoted by the Principal Paying Agent on the date on which the agreement for the issuance of such Notes was made;

(ii)

the principal amount of each Note with a zero coupon and other Notes issued at a discount shall be the net proceeds receivable by the relevant Issuer for the particular Tranche pursuant to the Dealer Agreement; and

(iii)	the currency in which any Notes are payable, if different from the currency of their denomination, shall be disregarded,

and otherwise, subject to these presents, subject to such provisions and on such terms and conditions and at such time or times as the relevant Issuer and the relevant Guarantor(s) shall determine and the Trustee shall not be responsible for such conversion or the receipt or application of the proceeds of issue by the relevant Issuer.

(B)

The amount specified in sub-clause (A) of this Clause may be increased from time to time by a Deed expressed to be supplemental hereto executed by the Issuers, the Guarantors and the Trustee substantially in the form set out in the Sixth Schedule.

3.	Covenant to repay and to pay interest
(A)

EACH Issuer (in respect of Notes issued by it) covenants with the Trustee that it will, as and when the Notes of any Series or any of them become due to be redeemed or any principal or redemption amount on the Notes of any Series or any of them becomes due to be repaid in accordance with the Conditions, unconditionally pay or procure to be paid to, or to the order of, the Trustee in immediately available funds and/or same day funds, as the case may be, in the relevant currency the principal amount (or instalment thereof) or, as the case may be, redemption amount of the Notes of such Series becoming due for redemption or repayment on that date and, (where such Notes bear interest) shall (subject to the provisions of the Conditions) until such payment (as well after as before any judgment or other order of any court of competent jurisdiction) is duly made, unconditionally pay or procure to be paid to or to the order of the Trustee as aforesaid on the dates provided for in the Conditions interest on the principal amount (or such other amount as may be specified in the relevant Pricing Supplement) (or, in the case of Instalment Notes, on each instalment of principal) of the Notes of such Series outstanding from time to time in the relevant currency at the rate calculated from time to time in accordance with, and at the times, provided in the Conditions; PROVIDED THAT:

		(i)	every payment of principal, redemption amount or interest in respect of such Notes made to or to the order of the

Principal Paying Agent or, as the case may be, to the relevant Registrar in the manner provided in the Paying Agency Agreement shall be in satisfaction pro tanto of the relevant covenant by such Issuer contained in this Clause and shall be deemed for the purposes of this Clause to have been paid to the order of the Trustee except to the extent that there is default in the subsequent payment thereof to the Holders of the Notes, Receipts and/or Coupons of such Series (as the case may be) in accordance with the Conditions in which event interest will again commence to accrue from the date of such default until the date upon which payment is duly made in accordance with this Clause;

(ii)

in the case of any payment of principal, redemption amount or interest in respect of the Notes of such Series made after the due date, payment shall be deemed not to have been made until the full amount due has been received by the Trustee or the Principal Paying Agent or the relevant Registrar (as the case may be) and, unless the Trustee otherwise agrees, notice to that effect has been given to the Holders of Notes of such Series in accordance with Condition 14;

(iii)

in any case where interest on the Notes of such Series falls to be paid in respect of a period of less than a full year interest will be calculated on the basis of 360 days (or 365 days, or 366 days in the case of an Interest Period falling in a leap year, in respect of (i) Fixed Rate Notes of which euro is the Requisite Currency or (ii) Floating Rate Notes of which Sterling is the Requisite Currency) and the actual number of days elapsed or on such other basis as may be specified in the Conditions or in the relevant Pricing Supplement; and

(iv)	in any case where payment of the whole or any part of the principal amount (or instalment thereof) or redemption amount due in respect of any Note of such Series is improperly withheld or refused upon due presentation of such Note, interest shall accrue at the rate aforesaid on the whole or such part of the principal amount (or instalment thereof) or redemption amount (as the case may be) from the date of such withholding or refusal until the date on which notice is given to the Holders of Notes of such Series either in accordance with Condition 14 or individually that the full amount payable in respect of the amount of principal (or instalment thereof) or redemption amount in the relevant currency has been paid to the Principal Paying Agent or, as the case may be, the relevant Registrar and the relevant Issuer covenants that it shall unconditionally pay the interest so accrued to or to the order of the Trustee as aforesaid.
(B)

Each Issuer may, from time to time without the consent of the Noteholders of any Series, create and issue further notes, bonds or debentures having the same terms and conditions as the Notes of such Series ranking pari passu in all respects (or in all respects except for the first payment of interest, if any, on them and/or the denomination thereof) so as to form a single series with any previously existing Series of Notes.

(C)	At any time after an Event of Default shall have occurred in respect of the Notes of any Series, the Trustee may:
(i)

by notice in writing to the relevant Issuer, the relevant Guarantor(s), the Principal Paying Agent, the other Paying Agents, the relevant Registrar and the relevant Calculation Agent require the Principal Paying Agent, the other Paying Agents, the relevant Registrar and the relevant Calculation Agent or any of them:

(a)

to act thereafter as Principal Paying Agent, Paying Agents, relevant Registrar and relevant Calculation Agent respectively of the Trustee in relation to payments to be made by or on behalf of the Trustee under the terms of these presents and on the terms provided in the Paying Agency Agreement or, as the case may be, the relevant Calculation Agency Agreement mutatis mutandis in relation to such Notes (save that the Trustee’s liability under any provisions thereof for the indemnification of the Paying Agents, the Registrar or any Calculation Agent shall be limited to amounts for the time being held by the Trustee on the terms of these presents in relation to such Notes which are available to the Trustee for such purpose) and thereafter to hold all such Notes and the relative Receipts and Coupons (if any) and all sums, documents and records held by them in respect of such Note and Coupons (if any) on behalf of the Trustee; and/or

		(b)	to deliver up all Notes, Receipts and Coupons (if any) of such Series and all sums, documents and records held by them in respect of such Notes and Coupons to the Trustee or as the Trustee shall direct in such notice PROVIDED THAT such notice shall be deemed not to apply to any document or record which the relative Paying Agent, relevant Registrar or relevant Calculation Agent is obliged not to release by any law or regulation; and

(ii)

by notice in writing to the relevant Issuer and the relevant Guarantor(s) require each of them to make all subsequent payments in respect of the Notes, Receipts and Coupons of the relevant Series to or to the order of the Trustee and not to the Principal Paying Agent, the relevant Registrar or relevant Calculation Agent (as the case may be) and, with effect from the issue of any such notice until such notice is withdrawn, proviso (i) to subclause (A) of this Clause shall cease to have effect.

(D)

If any Series of Floating Rate Notes becomes immediately due and repayable pursuant to Condition 10, the rate of interest and interest amounts in respect of them shall continue to be calculated in accordance with the Conditions until all such Floating Rate Notes of such Series shall have been repaid, except that the rates of interest and interest amounts need not be notified in accordance with the Conditions.

(E)

All payments in respect of, under and in connection with these presents and the Notes, Receipts and Coupons of any Series shall be made to the relevant Noteholders, Receiptholders and Couponholders in the relevant currency as specified in the applicable Pricing Supplement.

(F)

The Notes of each Series shall form a separate Series and accordingly, unless for any purpose the Trustee at its absolute discretion shall otherwise determine, all the provisions of these presents shall apply separately to the Notes of each Series and, in these presents, the expressions “Notes”, “Noteholders”, “Receipts”, “Receiptholders”, “Coupons”, and “Couponholders” and, in each case, kindred expressions shall be construed accordingly.

4.	Issue and constitution of Notes
(A)

BY not later than the close of business (London time) on the third (or, where the copy of the relevant Pricing Supplement referred to in paragraph (i) is a Pro-Forma Pricing Supplement and is accompanied by the Relevant Certificate, the second) day (excluding Saturdays, Sundays and bank holidays) on which banks are open for business in the City of London preceding each proposed Issue Date, the relevant Issuer shall:

		(i)	procure that the Trustee receives a copy of the relevant Pricing Supplement; and
		(ii)	deliver to the Trustee a certificate signed (where either N.V. or PLC is the Issuer) by a director of N.V. or PLC, as the case may be, or some other person duly authorised in that behalf or (where UCC is the Issuer) by the

President, any Vice-President, the Secretary or the Treasurer of UCC or some other person duly authorised in that behalf certifying to the best of the knowledge and belief of the giver of the certificate having made all reasonable enquiries the absence of any event listed in Condition 10 (whether or not applicable to the Notes of such Tranche) or any event which, with the lapse of time and/or the giving of notice and/or the issue of a certificate would constitute an Event of Default and compliance with the Programme Limit. The relevant Issuer shall also procure that there is delivered to the Trustee an executed copy of the relevant Pricing Supplement prior to the Issue Date in the case where the copy of such Pricing Supplement referred to in (i) above was unexecuted.

Forthwith upon either the approval (or deemed approval) by the Trustee of the relevant Pricing Supplement or the receipt by the Trustee of the Relevant Certificate and the issue of, and full payment for, the relevant Temporary Global Note(s), or, as the case may be, the relevant Registered Notes, the Notes of the Tranche to which it or they relate(s) shall become constituted by these presents without further formality. The Trustee shall, in respect of any Pricing Supplement which is not a Pro-Forma Pricing Supplement in respect of which a Relevant Certificate has been delivered, determine, within 24 hours (or such shorter period as the Trustee and the relevant Issuer may agree) from the time of receipt by the Trustee of such Pricing Supplement (PROVIDED THAT such receipt must occur on a Business Day (as defined in Condition 8C(2)), whether or not to approve such Pricing Supplement and shall forthwith give notice of its determination to the relevant Issuer and relevant Guarantor(s). In the event that the Trustee fails within such 24 hour or other agreed period to give notice thereof to the relevant Issuer and relevant Guarantor(s), the Trustee shall be deemed to have approved such Pricing Supplement immediately after the end of the relevant period. A period of 24 hours for the purposes of this Clause 4(A) shall commence from the time on the Business Day of receipt of the Trustee of the relevant Pricing Supplement and shall end at the same time on the next succeeding Business Day.

(B)	The Issuers, the Guarantors and the Trustee may, from time to time, agree in writing the form and substance of any of the Pricing Supplements (the “Pro-forma Pricing Supplements”) which the relevant Issuer and relevant Guarantor(s) may, from time to time, use in respect of any issue of Notes to be constituted pursuant to these presents. In the event that any Issuer and Guarantor(s) resolve to issue a Pricing Supplement the terms of which are in compliance with the terms of any Pro-Forma Pricing

Supplement, then such Issuer shall, certify in a Relevant Certificate to the Trustee that the terms of the relevant Pricing Supplement are in compliance with the terms of any Pro-Forma Pricing Settlement whereupon such Pricing Supplement shall be deemed to be approved by the Trustee for the purposes of these presents. Such Relevant Certificate shall (except in the case of manifest error) be conclusive and binding in respect of the facts therein stated and the Trustee and the Noteholders may rely absolutely thereon. Notwithstanding the generality of the foregoing, the Trustee may, from time to time, by notice in writing to the Issuers and the Guarantors declare that any Pro-Forma Pricing Supplement shall cease to be treated as a Pro-Forma Pricing Supplement and forthwith on and from the giving of such notice such Pro-Forma Pricing Supplement shall no longer be treated as such and any declaration so made by the Trustee shall be binding for all purposes on the Issuers and the Guarantors.

(C)	None of the Issuers shall be entitled to, and each Issuer hereby covenants with the Trustee that it will not, issue any Notes pursuant to these presents unless the appropriate Guarantee applies to such Notes.

	(D)	Each of the Issuers and the Guarantors shall procure that legal opinions shall be delivered to the Trustee in any of the following circumstances:
(i)	on such occasions as the Trustee so requests after consultation with the relevant Issuers and the relevant Guarantors, on the occurrence of either a change or a proposed change in any applicable law or regulation (or interpretation thereof) affecting any of the Issuers, the Guarantors, the Notes, or these presents or on the Trustee having any other reasonable grounds; and

(ii) on any occasion on which the Dealers receive any legal opinion in accordance with the Dealer Agreement.
If, notwithstanding the preceding provisions of this Clause 4, the Trustee is not satisfied with any legal opinion delivered to it pursuant to this Clause 4(D) (not being a legal opinion substantially in the form of the legal opinion delivered to the Trustee on the date hereof) the Trustee shall thereafter be entitled not to approve any new Pricing Supplement in respect of which such legal opinion may, at any time, relate or be connected in any way whatsoever.

5.	Forms and issue of the Notes
	(A)	THE Bearer Notes of each Tranche will be represented on issue by a Temporary Global Note. Each Temporary Global Note shall be exchangeable, in accordance with its terms, for a Permanent Global Note or Definitive Notes having, if so specified in the relevant Pricing Supplement, Receipts or (as the case may be) Coupons attached and/or (in the case of a Series comprising both Bearer and Registered Notes) Registered Notes in global or definitive form all as set out in such Temporary Global Note. Each Permanent Global Note shall be exchangeable, in accordance with its terms, for Definitive Notes having, if so specified in the relevant Pricing Supplement, Receipts or (as the case may be) Coupons attached and (in the case of a Series comprising both Bearer and Registered Notes) Registered Notes in global or definitive form all as set out in such Permanent Global Note. All Notes in global form shall be signed manually on behalf of the relevant Issuer (where N.V. or PLC is the Issuer) by a director of N.V. or PLC or, as the case may be, some other person duly authorised in that behalf or (where UCC is the Issuer) by the President, any Vice-President, the Secretary or the Treasurer of UCC, any duly authorised attorney or some other person duly authorised in that behalf and may be a master Note in global form supplied by the relevant Issuer under the provisions of the Paying Agency Agreement and authenticated by the Principal Paying Agent and delivered to a bank depositary common to Euroclear and Clearstream, Luxembourg or any other relevant clearing system in accordance with the provisions of the Paying Agency Agreement. All Definitive Notes shall, unless otherwise specified in the relevant Pricing Supplement, be security printed in accordance with any applicable regulatory requirements from time to time (and those Notes which are listed on any stock exchange shall be security printed in accordance with the requirements of the applicable stock exchange and any other applicable regulatory requirements from time to time), shall be serially numbered and shall, if interest bearing, have attached thereto Coupons or, if so specified in the relevant Pricing Supplement, have endorsed thereon a grid for recording the payment of interest and shall, in the case of Instalment Notes, have attached thereto Receipts. The Notes in global form, the Definitive Notes and the relative Receipts, and Coupons (if any) shall be in bearer form and shall have the Conditions endorsed thereon, attached thereto or incorporated by reference therein. Title to the Notes in global form, the Definitive Notes and the relative Receipts and Coupons shall pass by delivery.

(B)	The Registered Notes of each Series will, subject to the provisions of Clause 5(A), at all times be represented by Registered Notes PROVIDED THAT on the exchange of a Note in global form for Registered Notes, such series of Registered Notes shall at all times thereafter be represented by Registered Notes. All Registered Notes shall be prepared, completed and delivered in accordance with the delivery instructions of the relevant Dealers. All Registered Notes shall be printed in accordance with the requirements of the Stock Exchange and any other regulatory requirements from time to time and have endorsed thereon, attached thereto or incorporated by reference therein the Conditions. The Registered Notes shall be in registered form and shall be serially numbered. Title to the Registered Notes shall pass in accordance with Condition 5 and the provisions of the Paying Agency Agreement.

(C)	The Definitive Notes, the Receipts and the Coupons and the Registered Notes shall be signed manually or in facsimile (where N.V. or PLC is the Issuer) by a director of N.V. or PLC, as the case may be, or some other person duly authorised in that behalf or (where UCC is the Issuer) by the President, any Vice-President, the Secretary or the Treasurer of UCC, any duly authorised attorney or some other person duly authorised in that behalf. Any Issuer may use on any Definitive Note, Registered Note or any Receipt or Coupon facsimile signatures of each of the authorised signatories of the relevant Issuer set out in this sub-clause notwithstanding the fact that when such Definitive Note, Registered Note, Receipt or Coupon shall be issued any such person shall have ceased to hold such office. The Definitive Notes, Registered Notes, Receipts or Coupons so executed (and in the case of the Definitive Notes or Registered Notes authenticated) and issued shall be valid and binding obligations of the relevant Issuer. The master Temporary Global Note and the master Permanent Global Note for an Issuer shall be signed manually by or on behalf of such Issuer in accordance with Clause 5(A). Any Issuer may adopt and use the signature of any person who, at the date of signing a master Temporary Global Note or master Permanent Global Note, is authorised to sign on behalf of the relevant Issuer for such purpose notwithstanding that such person may have ceased to hold such office at the time of the creation and issue of the relevant Tranche or the issue and delivery of the relevant Notes.

(D)	The relevant Issuer shall procure that, prior to their issue and delivery, the Notes in global form and the Definitive Notes shall be authenticated manually by an authorised signatory on behalf of the Principal Paying Agent and the Registered Notes shall be authenticated manually by an authorised signatory on behalf of the relevant Registrar. Notes in global form, Definitive Notes and Registered Notes, as the case may be, shall not be valid for any purpose unless and until so authenticated and any Receipts or Coupons appertaining to the relevant Definitive Notes shall not be valid for any purpose unless and until the Definitive Notes to which they appertain shall have been authenticated but, subject thereto, Notes in global form, Definitive Notes, Registered Notes and, as the case may be,

Receipts or Coupons so executed shall be binding and valid obligations of the relevant Issuer.
6.	Stamp Duties
(A)	THE relevant Issuer will pay all stamp duties and other similar duties or taxes (if any) payable in The Netherlands, the United Kingdom or the United States on (i) the constitution and issue of the Notes, the Receipts and/or the Coupons (ii) the initial delivery of the Notes. The Issuers will pay all stamp duties and other similar duties or taxes (if any) payable in the aforesaid countries on the execution of these presents. If in consequence of an Event of Default the Trustee (or any Noteholder, Receiptholder or Couponholder where permitted under these presents so to do) shall take any proceedings against the relevant Issuer or the relevant Guarantor(s) and/or any proceedings to wind up the relevant Issuer or the relevant Guarantor(s) in The Netherlands and/or the United Kingdom and/or the United States and if for the purposes of any such proceedings these presents or any Notes, Receipts or Coupons are taken into such jurisdiction and any stamp duties or other duties or taxes become payable thereon in any such jurisdiction, the relevant Issuer will pay (or reimburse the person making payment of) such stamp duties or other duties or taxes.

(B)	Covenant to give substitute tax undertaking

If the relevant Issuer or the relevant Guarantor(s) shall become subject generally to the taxing jurisdiction of any territory other than or in addition to The Netherlands in the case of N.V., the United Kingdom in the case of PLC or the United States or any political sub-division thereof in the case of UCC or UNUS, or any authority in such other territory having power to tax, then the relevant Issuer or the relevant Guarantor(s) (as the case may be) shall (unless the Trustee shall otherwise agree), but only if by virtue of becoming so subject it shall be necessary in order that the net amounts received by the Holder of any Note or, as the case may be, Receipt or Coupon after withholding or deduction for or on account of taxes or duties imposed or levied by or on behalf of such territory or authority, shall equal the respective amounts of principal or redemption amount and/or interest as would have been receivable in respect of the Notes or, as the case may be, Receipts or Coupons in the absence of such withholding or deduction, give to the Trustee an undertaking or covenant in form and manner reasonably satisfactory to the Trustee in terms corresponding to the terms of Condition 9 with the substitution for, or (as the case may require) the addition to, the references therein to The Netherlands, the United Kingdom or the United States or any authority in The Netherlands, the United Kingdom or the United

States having power to tax of references to that other or additional territory or any authority therein having power to tax to whose taxing jurisdiction the relevant Issuer or, as the case may be, the relevant Guarantor(s) shall have become subject as aforesaid and in such event the provisions of these presents shall be read accordingly.

7.	Covenant to observe provisions of the Trust Deed and Schedules
(A)	EACH of the Issuers and each of the Guarantors hereby covenants with the Trustee to comply with those provisions of these presents which are expressed to be binding on each of them and to perform and observe the same. The Notes, the Receipts and the Coupons shall be held subject to the provisions contained in these presents, all of which shall be binding upon each of the Issuers, the Guarantors, the Noteholders, the Receiptholders and the Couponholders and all persons claiming through or under them respectively. The issue of any Series of Notes shall constitute confirmation of the fact that the Notes of such Series carry the benefit of the Guarantee.

	(B)	The provisions contained in the Schedules shall have full effect in the like manner as if the same had been incorporated herein.
8.	Guarantee
(A)	(i)	N.V., in respect of any Notes issued by PLC;
	(ii)	PLC, in respect of any Notes issued by N.V.; and
	(iii)	each of N.V., PLC and UNUS, jointly and severally, in respect of any Notes issued by UCC, hereby irrevocably and unconditionally guarantee(s) to the Trustee the due and punctual payment by the relevant Issuer of any moneys payable from time to time by the relevant Issuer in respect of the Notes, the Receipts and the Coupons and under or pursuant to these presents, as the case may be, in the manner hereinafter provided, namely:

	(i)	if and whenever the relevant Issuer shall make default in the payment of any moneys payable by the relevant Issuer in respect of the Notes, the Receipts or the Coupons or under or pursuant to these presents, as the case may be, the relevant Guarantor(s) shall forthwith upon written demand therefor made by the Trustee unconditionally pay to or to the order of the Trustee in the relevant currency the amount in respect of which such default has been made and any payment so made shall pro tanto cure such default by the relevant Issuer PROVIDED THAT every payment of such moneys as aforesaid made by the relevant Guarantor(s) to the Noteholders, the Receiptholders and/or the Couponholders, as the case may be, or to, or to the order of, the Principal Paying Agent or the relevant Registrar in the manner provided in the Paying Agency Agreement shall be satisfaction pro tanto of the covenants by the Guarantor(s) in this Clause contained (and shall be deemed for the purposes of this Clause to have been paid to or to the order of the Trustee) except, in the case of payment to or to the order of the Principal Paying Agent or the relevant Registrar as aforesaid, to the extent that there is default in the subsequent payment thereof to the Noteholders, the Receiptholders or the Couponholders, as the case may be, in accordance with the Conditions. The provisions of Condition 9 shall apply with respect to payments by any of the Guarantors made hereunder;

(ii)	without prejudice to the provisions of paragraph (i) of this sub-clause (A), each of the Guarantors shall, as between the Trustee and itself, be liable as if it were the principal debtor and not merely a surety and none of the Guarantors shall be exonerated or discharged from liability under the Guarantee by time being given to the relevant Issuer or the relevant Guarantor(s) or any of them by the Trustee or by the Noteholders, Receiptholders or Couponholders or any of them, by any other indulgence or concession to the relevant Issuer granted by the Trustee or by the Noteholders, Receiptholders or Couponholders or any of them or by anything done by the Trustee in exercise of any of the trusts, powers, authorities or discretions vested in it by these presents or by anything which the Noteholders, Receiptholders or Couponholders or the Trustee or any of them may omit or neglect to do or by any other dealing or thing which, but for this provision, might operate to exonerate or discharge any of the relevant Guarantor(s) from their covenants herein contained or by the illegality, invalidity or unenforceability of or any defect in the provisions of any Note, Receipt or Coupon or these presents or any of the relevant Issuer’s obligations thereunder or hereunder;

(iii)	the Guarantee is to be a continuing guarantee and accordingly shall remain in operation until all moneys owing in respect of the Notes, the Receipts and the Coupons and under these presents have been paid or satisfied and is in addition to and not in substitution for any other rights which the Trustee or the Noteholders, Receiptholders or Couponholders or any of them may have under or by virtue of these presents and may be enforced without first having recourse to any such rights and without taking any steps or proceedings against the relevant Issuer. In particular, the Guarantee may be enforced on each and every occasion on which default is made by the relevant Issuer in payment notwithstanding that any call under this Guarantee may have been made previously by the Trustee or that any proceedings may have been commenced against any of the relevant Guarantor(s) in respect of sums already due under the Guarantee;

	(iv)	the Trustee may from time to time make any arrangement or compromise with the relevant Guarantor(s) or any of them in relation to the Guarantee which the Trustee may think fit;
(v)	the relevant Guarantor(s) or any of them shall not, without the consent of the Trustee, at any time after default has been made by the relevant Issuer in the payment of any moneys payable by the relevant Issuer in respect of the Notes, the Receipts or the Coupons or under or pursuant to these presents and so long as any moneys payable by the relevant Guarantor(s) in respect of such defaulted moneys remain unpaid, exercise in respect of any amounts paid under the Guarantee any right of subrogation or any other right or remedy which may accrue to the relevant Guarantor(s) in respect of or as a result of such payment; and

(vi)	if any payment received by the Trustee or any Noteholder, Receiptholder or Couponholder pursuant to the provisions of these presents shall, on the subsequent bankruptcy or insolvency of the relevant Issuer or the relevant Guarantor(s) or any of them, be avoided under any laws relating to bankruptcy or insolvency, such payment shall not be considered as having discharged or diminished the liability of the relevant Guarantor(s) or any of them, and the Guarantee shall continue to apply as if such payment had at all times remained owing by the relevant Issuer and the relevant Guarantor(s) shall indemnify the Trustee and the Noteholders, Receiptholders and Couponholders, as the case may be, in respect thereof.

(B)	If any moneys shall become payable by any of the Guarantors under the Guarantee, the relevant Issuer shall not, without the consent of the Trustee, so long as such moneys remain unpaid, pay any moneys for the time being due by the relevant Issuer to any of the Guarantors.

(C)	In this Clause 8, the expression “relevant Issuer” shall mean the Issuer in respect of which the relevant Guarantor(s) has or,

as the case may be, have given its or, as the case may be, their Guarantee.
9.	Application of moneys received by the Trustee
	(A)	THE Trustee shall apply all moneys received by it under these presents in respect of the Notes of any Series:
(i)	first, in payment or satisfaction of the reasonable costs, charges, expenses and liabilities incurred by the Trustee in or about the preparation and execution of, or in carrying out the terms of, or enforcing the trusts of these presents (including remuneration of the Trustee);

(ii)	secondly, in or towards payment pari passu and rateably of all arrears of interest remaining unpaid in respect of the Notes of the relevant Series and all principal moneys, redemption amounts and premium (if any) due on or in respect of such Notes; PROVIDED THAT where Notes of more than one Series have become so due and payable, such moneys shall be applied as between the amounts outstanding in respect of the different Series pari passu and rateably (except where such moneys are paid in respect of a specific Series or several specific Series, in which event such moneys shall be applied solely to the amounts outstanding in respect of that Series or those Series respectively); and

(iii)	thirdly, in payment of the balance (if any) to the relevant Issuer or, in the event that any moneys were received from the relevant Guarantor(s), to the extent of such moneys, to the relevant Guarantor(s) (provided that where any Series of Notes is guaranteed on a joint and several basis by more than one Guarantor, the Trustee shall not have regard as to how any such moneys are apportioned between the Guarantors).

Without prejudice to the provisions of this Clause, if the Trustee shall hold any moneys which represent principal, redemption amount, premium or interest in respect of Notes, Receipts or Coupons which have become void under Condition 12, the Trustee shall (subject to no sums being then overdue to the Trustee in respect of any Notes, Receipts or Coupons of any Series and to the payment or provision for the payment or satisfaction of the said costs, charges, expenses and liabilities, including the remuneration of the Trustee) pay the same forthwith to the relevant Issuer (without prejudice to any question as to how such surplus should be dealt with as between the relevant Issuer and any other person for the time being entitled thereto in priority to the relevant Issuer).

(B)	If more than one Series of Notes has become due and payable, the Trustee shall apportion between the relevant Noteholders the payment of the costs, charges, expenses and liabilities referred to in paragraph (i) of sub-clause (A) of this Clause out of moneys received and held upon trust by the Trustee as aforesaid, in such manner and in such amounts as it shall, in its absolute discretion, consider appropriate.

(C)	The Trustee shall give not less than 14 days’ notice to Noteholders in accordance with the Conditions of the day fixed for any payment to the Noteholders under this Clause 9.
10.	Power to retain and invest less than 10 per cent.

IF the amount of the moneys at any time available for payment in respect of the Notes of any Series under Clause 9 shall be less than one tenth of the principal amount of the Notes of such Series then repayable, the Trustee may, at its discretion, invest such moneys upon some or one of the investments hereinafter authorised with power from time to time, at the like discretion, to vary such investments; and such investment with the resulting income thereof may be accumulated until the accumulations together with any other funds for the time being under the control of the Trustee and applicable for the purpose shall amount to a sum sufficient to pay at least one tenth of the principal amount of the Notes of such Series then repayable and such accumulation and funds shall then be applied in the manner aforesaid.

11.	Authorised investments

ANY moneys which under the trusts herein contained ought to, or may be, invested by the Trustee may be invested in the name or under the control of the Trustee in any of the investments for the time being authorised by English law for the investment by trustees of trust moneys or in any other investments, whether similar to those aforesaid or not, which may be selected by the Trustee or by placing the same on deposit in the name or under the control of the Trustee with such bank or other financial institution as the Trustee may think fit and in such currency as the Trustee may think fit (in the case of any currency other than the Requisite Currency), with the approval of the relevant Issuer (such approval not to be unreasonably withheld) and the Trustee may at any time vary or transfer any of such investments for or into other such investments, subject to the proviso in Clause 22, neither it nor the relevant Issuer nor the relevant Guarantor(s) shall be responsible for any loss occasioned by reason of any such investments or such deposit whether by depreciation in value, fluctuation in exchange rates or otherwise.

12.	Indemnification of the Trustee upon enforcement
(A)	THE Trustee shall not be bound to take any steps to enforce the performance of any of the provisions of these presents, the Notes, the Receipts or the Coupons unless (i) it shall have been directed to do so by an Extraordinary Resolution or so requested in writing by the Holders of at least one-fourth in principal amount of the Notes of the relevant Series then outstanding and (ii) it shall have been indemnified to its satisfaction against all liabilities, proceedings, claims and demands to which it may thereby become liable and all costs, charges and expenses which may be incurred by it in connection therewith.

	(B)	Should the Trustee take any proceedings against any Issuer and/or any Guarantor:
(i)	proof therein that as regards any specified Note of a particular Series, default has been made in paying any principal, redemption amount, premium and/or, where the same is not paid against presentation of a Note in global form or, as the case may be, a Coupon, interest due in respect of such Note shall (unless the contrary be proved) be sufficient evidence that like default has been made as regards all other Notes of such Series in respect of which a corresponding payment is then due; and

(ii)	proof therein that as regards any specified Coupon appertaining to a Note of a particular Series, default has been made in paying any interest due to the relevant Couponholders shall (unless the contrary be proved) be sufficient evidence that like default has been made as regards all other Coupons appertaining to the Notes of such Series in respect of which a corresponding payment is then due.

13.	Payment to Noteholders, Receiptholders and Couponholders
ANY payment to be made in respect of the Notes of any Series or the Receipts or the Coupons appertaining thereto by the relevant Issuer or relevant Guarantor(s) or the Trustee may be made in the manner provided in the Conditions and any payment so made shall be a good discharge, pro tanto, to such Issuer, or, as the case may be, such Guarantor or the Trustee. Any payment in full of interest made in respect of a Coupon shall extinguish any claim of a Noteholder which may arise directly or indirectly in respect of such interest.

14.	Production of Notes, Receipts and Coupons UPON any payment to Noteholders, Receiptholders or Couponholders under Condition 8 the Note, Receipt or Coupon in respect of which such payment is made shall, if the Trustee so requires, be produced to the Trustee, or the Paying Agent or, as the case may be, the relevant Registrar by or through whom such payment is made and the Trustee shall, in the case of part payment, enface or cause such Paying Agent or, as the case may be, Registrar to enface a memorandum of the amount and date of payment on such Note, Receipt or Coupon or, in the case of payment in full, shall cancel or procure the same to be cancelled and shall certify or procure the certification of such cancellation but such Paying Agent or, as the case may be, Registrar may, in any particular case, dispense with the production and enfacement of a Note, Receipt or Coupon upon such indemnity being given as it shall reasonably think sufficient.

15.	Covenants by the Issuers and the Guarantors
EACH of the Issuers and the Guarantors (other than, in the case of (b), (c), (e), (s) and (t) below, UNUS) hereby covenants with the Trustee that, so long as any of the Notes issued or guaranteed by it remains outstanding, it shall:

(a)	at all times maintain, while any Bearer Notes are outstanding, a Paying Agent and, at all times maintain, while any Registered Notes are outstanding, a relevant Registrar (in each case in accordance with the Conditions) and at all times maintain any other agents (including but not limited to any Calculation Agent) required by the Conditions relating to any outstanding Notes all in accordance with the Conditions;

(b)	ensure that, in the event the conclusions of the ECOFIN Council meeting of 26th to 27th November, 2000 are implemented, they maintain a paying agent in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing such conclusions;

(c)	upon becoming aware of the same, give notice in writing to the Trustee of the occurrence of any Event of Default in relation to it or any event which, with the lapse of time and/or the giving of notice and/or the issue of a certificate would constitute an Event of Default in relation to it;

(d)	within 14 days of any written request by the Trustee and at least once in every year (if practicable at the same time as copies of the balance sheet and accounts mentioned under paragraph (e) below are sent) deliver to the Trustee (in the case of N.V. and PLC) a certificate signed by a director of N.V. or PLC, as the case may be, or some other person duly authorised in that behalf and (in the case of

UCC) a certificate signed by the President, any Vice-President, the Secretary or the Treasurer of UCC or some other person duly authorised in that behalf to the effect that to the best of the knowledge, information and belief of such person having made all reasonable enquiries:

(i)	there did not exist as at a date not more than five days prior to the date of the certificate nor had there existed at any other time prior thereto since the date hereof or since the date as of which the last such certificate was given any Event of Default or any event which, with the lapse of time and/or the giving of notice and/or the issue of a certificate would constitute an Event of Default or, if such an Event of Default or event did then exist or had existed, specifying the same; and

(ii)	during the preceding financial year (or during such period as the Trustee may specify in such request) and since the completion thereof up to the date mentioned in (i) above each of the Issuers and the Guarantors complied in all material respects with its obligations contained in these presents or, if such is not the case, specifying the respects in which it has not so complied;

(e)	so far as permitted by law, at all times give to the Trustee such other information as it shall reasonably require for the purpose of the discharge of the duties and discretions vested in it hereunder or by operation of law;

(f)	send to the Trustee four copies in the English language of every publicly available balance sheet, profit and loss account, report or other notice, statement or circular which is (in each case) issued to its members or stockholders, or as soon as practicable after, the time of the issue thereof;

(g)	so far as permitted by law, at all times execute all such further documents and do all such further acts and things as may be necessary at any time or times to give effect to the terms and conditions of these presents;

(h)	oblige the Principal Paying Agent or the relevant Registrar (as the case may be) to notify the Trustee forthwith if it does not on or before the due date for repayment of the Notes of any Series or any of them or the due date for payment of the relevant Receipts and/or the Coupons (if any), receive unconditionally the full amount in the relevant currency of the moneys payable on such due date in respect of all such Notes, Receipts or Coupons, as the case may be;
(i)	as soon as reasonably practicable and before the time of publication send, or procure to be sent, to the Trustee four copies of the form of all notices to be given to Noteholders;
(j)	at all times use their reasonable endeavours to maintain a listing of the Notes on such stock exchange as the Notes are, for the time being, quoted or listed or, if it is unable to do so having used such reasonable endeavours or if the maintenance of such listing is agreed by the Trustee to be unduly onerous, use its reasonable endeavours to obtain and maintain a quotation or listing of the Notes on such other stock exchange or exchanges as they may (with the written approval of the Trustee) decide and shall also use its reasonable endeavours to procure that there will at all times be furnished to any stock exchange on which the Notes are for the time being quoted or listed on the application of the relevant Issuer such information as such stock exchange may require in accordance with its normal requirements or in accordance with any arrangements for the time being made with any such stock exchange;

(k)	not less than 45 days prior to the redemption date in respect of the Notes of any Series give the Trustee notice of the proposed redemption of the Notes pursuant to Condition 7(c), 7(d) or Condition 9;

(l)	comply with its obligations under the Paying Agency Agreement and any other agreement (including but not limited to any Calculation Agency Agreement) appointing other agents for the purpose of the Programme and the Dealer Agreement, and use its reasonable endeavours to procure that the Principal Paying Agent, the relevant Registrar and the relevant Calculation Agent comply with all their respective obligations thereunder;

(m)	if, in accordance with the provisions of Condition 8, interest, principal, premium or other redemption amount in respect of Notes becomes payable at the specified office in the United States of any Paying Agent or relevant Registrar, promptly give notice thereof to the Noteholders in accordance with Condition 14;

(n)	in the event of the existence of a serious threat as referred to in Clause 5(c) of the Paying Agency Agreement, when satisfactory arrangements pursuant to Clause 5(c) of the Paying Agency Agreement have been put in place, forthwith, unless the Trustee otherwise agrees, give notice to the relevant Noteholders in accordance with Condition 14 of such arrangements;
(o)	furnish a copy of the Procedures from time to time in effect to the Trustee;
(p)	ensure that each Note to be issued or other transaction to be effected hereunder shall comply with all applicable laws and regulations of any governmental or other regulatory authority of the country of any relevant currency for the purposes of any relevant Note and that all necessary consents and approvals of, and registrations and filings with, any such authority in connection therewith are obtained and maintained in full force and effect and copies thereof are supplied promptly to the Trustee;

(q)	forthwith give notice to the Trustee of the appointment of any new Dealer pursuant to the Dealer Agreement or of any modification to the Dealer Agreement;
(r)	not acquire any beneficial interest, and will cause its “affiliates” (as defined in paragraph (a)(1) of Rule 144 under the Securities Act) not to acquire any beneficial interest in any Registered Notes bearing the Private Placement Legend (as defined in Condition 5) unless it notifies the Registrar and the Trustee of such acquisition;

(s)	for so long as any of the Registered Notes bearing the Private Placement Legend remain outstanding and are “restricted securities” as defined in Rule 144(a)(3) under the Securities Act and during any period in which it is not subject to Section 13 or 15(d) under the United States Securities Exchange Act of 1934 nor exempt from reporting pursuant to Rule 12g3-2(b) under such Act, make available on request to each of the relevant Paying Agents and the relevant Registrar the information specified in, and meeting the requirements of, Rule 144(c)(2) under the Securities Act;

(t)	forthwith give notice to the Trustee of the Issuer’s intention to redenominate Notes in accordance with Condition 8D or exchange Notes in accordance with Condition 8E; and
(u)	in the event of any Issuer giving any notice to redenominate the Notes of any Series pursuant to Condition

8D(1) or for the exchange of any Notes of any Series for Notes denominated in euro pursuant to Condition 8E, such Issuer shall (unless the Trustee otherwise agrees in writing), not later than the date on which the redenomination will become effective or, as the case may be, the Notes become exchangeable enter into a deed with the Trustee supplemental to these presents in a form satisfactory to the Trustee which records the terms of any amendments to the Conditions which will arise from such redenomination or exchange and effect any other consequential amendments to these presents which, in the opinion of the Trustee, require to be made to give effect to such redenomination or exchange.

16.	Remuneration of the Trustee
(A)	THE relevant Issuer, failing whom the relevant Guarantor(s), shall (subject as hereinafter provided) pay to the Trustee such remuneration as shall be agreed from time to time between the Issuers and the Trustee as remuneration for its services as Trustee under these presents. Such remuneration shall, unless otherwise agreed, be deemed to accrue from day to day and shall be paid annually in arrear. At any time after the occurrence of an Event of Default or in the event of the Trustee finding it necessary or being required to undertake any exceptional duties (or duties otherwise outside the scope of the normal duties of the Trustee under these presents) in the performance of its trusteeship under these presents the relevant Issuer, failing whom the relevant Guarantor(s), shall pay such additional remuneration as shall be agreed between the Trustee and the relevant Issuer. In the event of the Trustee and the relevant Issuer failing to agree upon whether such duties are of an exceptional nature or otherwise outside the scope of the normal duties of the Trustee under these presents, or failing to agree upon such increased or additional remuneration, such matters shall be determined by a merchant bank (acting as an expert and not as an arbitrator) selected by the Trustee and approved by the relevant Issuer or, failing such approval, nominated by the President for the time being of The Law Society of England and Wales, (the expenses involved in such nomination and the fee of such merchant bank being shared equally between the Trustee and the relevant Issuer) and the decision of any such merchant bank shall be conclusive and binding on the relevant Issuer, the relevant Guarantor(s) and the Trustee.

(B)	The Trustee shall not be entitled to remuneration in respect of any period after the date on which, all the Notes of any Series having become due for redemption, the redemption moneys (including accrued interest thereon) have been paid to the Trustee, the Principal Paying Agent or, as the case may be, the

Registrar or otherwise duly provided for to the satisfaction of the Trustee unless, upon due presentation of any Note, Receipt or Coupon, payment of the moneys due in respect thereof is improperly withheld or refused, in which event remuneration will commence again to accrue.

(C)	In addition to remuneration hereunder the relevant Issuer, failing whom the relevant Guarantor(s), shall, on written request, pay all other reasonable costs, charges and expenses including travelling expenses which the Trustee may properly incur in relation to the preparation and execution of these presents and the exercise of the powers or the execution of the trusts vested in it by or pursuant to these presents.

(D)	The relevant Issuer, failing whom the relevant Guarantor(s), shall indemnify the Trustee (i) in respect of all liabilities and expenses properly incurred by it or any liability or expense properly incurred by any person appointed by it to whom any trust, power, authority or discretion may be delegated by it in the execution or purported execution of the trusts, powers, authorities or discretions vested in it by these presents, provided that in the case of any such delegate the Trustee shall have exercised reasonable care in the selection of such delegate and (ii) against all liabilities, actions, proceedings, costs, claims and demands in respect of any matter or thing properly done or omitted in relation to these presents but shall not be liable to indemnify the Trustee or the Noteholders, Receiptholders or Couponholders, as the case may be, against any income tax (or similar taxes) which the Trustee pays or for which the Trustee is liable to account by reason of fees payable in respect of its acting as Trustee pursuance to these presents.

(E)	All sums payable under sub-clauses (C) and (D) of this Clause shall be payable within 30 days of demand. All sums payable by the relevant Issuer, failing whom the relevant Guarantor(s), under this Clause shall carry interest at a rate equal to one per cent. per annum over the base rate of National Westminster Bank PLC from time to time from the date 30 days after the date of the same being demanded to the day of payment or (where a demand by the Trustee specifies that payment by the Trustee will be made on an earlier date) from 30 days after such earlier date. If practicable, the Trustee will notify the relevant Issuer failing which, the relevant Guarantor(s) of any expenditure prior to incurring the same but the absence of such notice shall not deprive the Trustee of the right to be reimbursed by the relevant Issuer or the relevant Guarantor(s) to the same extent as the Trustee would be entitled to if prior notification had been given.

(F)	The relevant Issuer, failing whom the relevant Guarantor(s), shall in addition pay to the Trustee (if so required) an amount equal to the amount of any value added tax or similar tax properly charged in respect of its remuneration hereunder.

(G)	The Trustee shall be entitled in its absolute discretion to determine in respect of which Series of Notes any costs, charges, expenses or liabilities incurred under these presents have been incurred or to allocate any such costs, charges, expenses or liabilities between the different Series of Notes.

	(H)	Unless otherwise specifically stated in any discharge of these presents the provisions of this Clause 16 shall continue in full force and effect notwithstanding such discharge.
17.	Modifications and Substitution
(A)	THE Trustee may from time to time and at any time without any consent of the Noteholders, the Receiptholders or the Couponholders (or, as the case may be, the Holders of the Notes, Receipts or Coupons of any one or more Series) agree with the relevant Issuer (a) to any modification (other than of the provisos to paragraphs 6 and 7 of the Ninth Schedule hereto or any provision of these presents referred to in those provisos) of these presents which in the opinion of the Trustee is not materially prejudicial to the interests of the Holders of the Notes or, as the case may be, the Holders of the Notes of the relevant Series or (b) to any modification of these presents which is of a formal, minor or technical nature or made to correct a manifest error. Any such modification or any substitution pursuant to sub-clause (B) of this Clause shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee otherwise agrees, the relevant Issuer shall cause any such modification or substitution to be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 14.

(B)	The Trustee may, without the consent of the Noteholders, the Receiptholders or the Couponholders (or, as the case may be, the Holders of Notes, Receipts or Coupons of any one or more Series), agree to the substitution (i) in place of the relevant Issuer (or of any previous substitute under this sub-clause (B)) as the principal debtor in respect of the Notes, the Receipts, the Coupons and these presents of any Group Company (incorporated in any such case in any country in the world) or (ii) in place of the relevant Issuer as principal debtor or of any of the relevant Guarantor(s) (or any of the previous substitute under this sub-clause (B)) of any successor in business of the relevant Issuer or, as the case may be, any such relevant Guarantor(s) or of any previous substitute hereunder

(any substitute under this sub-clause being hereinafter in this sub-clause (B) referred to as the “Substituted Company”) provided that:
(i)	(a)	a trust deed is executed or some other form of undertaking is given by the Substituted Company to the Trustee, in form and manner reasonably satisfactory to the Trustee, agreeing to be bound by the terms of these presents, the Notes, the Receipts and the Coupons, with any consequential amendments which the Trustee may deem appropriate, as fully as if the Substituted Company had been named in these presents and on the Notes, the Receipts and the Coupons as the principal debtor in place of any such relevant Issuer (or of any such previous Substituted Company) or, as the case may be, as a guarantor in place of the relevant Guarantor (or of any such previous Substituted Company);

(b)	the Trustee shall be satisfied that the Substituted Company has obtained all necessary governmental and regulatory approvals and consents necessary for its assumption of the obligations and liability as the principal debtor or, as the case may be, a guarantor under these presents and in respect of the Notes, the Receipts and the Coupons in place of the relevant Issuer or any such relevant Guarantor (or of any such previous Substituted Company);

(c)	in the case of a substitution of a new principal debtor an unconditional and irrevocable guarantee of (a) N.V., PLC and (where the Substituted Company is a subsidiary of UCC or UNUS) UNUS or, (b) where N.V. or PLC becomes the principal debtor, PLC or, as the case may be, N.V., shall have been given in form and substance satisfactory to the Trustee of the payment of all moneys payable by the Substituted Company under these presents, the Notes, the Receipts and the Coupons;

(d)	the relevant Issuer and the relevant Guarantor(s) (or, where appropriate, any such previous Substituted Company) and the Substituted Company comply with such other requirements as the Trustee may reasonably direct in the interests of the Holders of the Notes of the relevant Series;

(e)	if the directors of the Substituted Company (or other officers acceptable to the Trustee) shall certify to the Trustee that it is solvent at the time at which the said substitution is proposed to be effected, the Trustee may rely absolutely on such certificate and shall not be bound to have regard to its financial condition, profits or prospects or to compare the same with those of the relevant Issuer or such relevant Guarantor (or of any previous Substituted Company); and

(f)	(without prejudice to the generality of sub-paragraphs (a) to (e) inclusive of this paragraph (i)), where the Substituted Company is incorporated, domiciled or resident in, or is otherwise subject generally to the taxing jurisdiction of, or of any authority in, a territory or territories other than The Netherlands, the United Kingdom, the United States or the territory applicable in respect of any previous Substituted Company, undertakings or covenants are given in terms corresponding to the provisions of Condition 9 containing, in substitution for or in addition to (as the case may require) the references to The Netherlands, the United Kingdom, the United States or such territory, as the case may be, references to the territory or territories in which the Substituted Company is incorporated, domiciled or resident or the taxing jurisdiction of which, or of any authority of or in which, the Substituted Company is otherwise subject generally and in the event of any such covenant being given the provisions of these presents shall be read and construed accordingly.

(ii)	Upon the execution of such documents and compliance with the said requirements:
(a)	the Substituted Company shall be deemed to be named in these presents and on the Notes, the Receipts and the Coupons as principal debtor or, as the case may be, as a guarantor in place of the relevant Issuer or such relevant Guarantor (or of any previous Substituted Company) and these presents and the Notes, the Receipts and the Coupons shall thereupon be deemed to be amended in such manner as expressly specified in any supplement to these presents or, failing which, as shall be necessary to give effect to the substitution and the giving of any guarantee; and

	(b)	the relevant Issuer or such relevant Guarantor or any such previous Substituted Company, as the case may be, and UCC and UNUS (where, pursuant to paragraph (i)(c) above, their guarantee is not required to continue) shall be released from any or all of their obligations under these presents and the Notes, the Receipts and the Coupons, but (in the case of a substitution in place of UCC or UNUS) without prejudice to the obligations of the relevant Guarantor(s) (or the successor company of any of such Guarantors) or, as the case may be, the remaining Guarantor or Guarantors under the Guarantee or under their guarantee as aforesaid (other than in the case of the valid substitution of any of the Guarantors, or the successor company of any of the Guarantors as principal debtor under these presents, the Notes, the Receipts and the Coupons, in which event the relevant Guarantor or the successor company of the relevant Guarantor shall be released from all of its obligations under the Guarantee or such guarantee). Not later than 15 days after the execution of any such undertaking and guarantee and such other deeds, documents and instruments as aforesaid and compliance with the said requirements of the Trustee, the relevant Issuer or the relevant Guarantor or the previous Substituted Company shall, unless the Trustee agrees otherwise, give notice thereof to the Noteholders in accordance with Condition 14.

(iii)	In connection with any proposed substitution the Trustee may agree, without consent of the Noteholders (or, as the case may be, the Holders of Notes of the relevant Series) to a change of the law governing the Notes (or, as the case may be, the Notes of the relevant Series) and/or these presents Provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the Holders of the Notes (or, as the case may be, the Holders of the Notes of the relevant Series).

(C)	The relevant Issuer, N.V. and PLC each hereby covenants with the Trustee that, so long as any of the Notes, the Receipts or the Coupons is outstanding, it will not, except where the relevant Issuer, N.V. or PLC, as the case may be, is the continuing company, merge into, or transfer all or substantially all of its assets or undertaking to, another company (“New Company”) unless, inter alia, a trust deed is executed or some other form of undertaking is given by the New Company in form and manner reasonably satisfactory to the Trustee, agreeing to be bound by the terms of these presents, the Notes, the Receipts and the Coupons, with any consequential amendments which the Trustee may deem appropriate as fully as if the New Company had been named in these presents and on the Notes, the Receipts and the Coupons in place of the relevant Issuer, N.V. or PLC, as the case may be (or of any previous substitute under this Clause), and the following further conditions apply:
(i)	the relevant Issuer, N.V. or PLC, as the case may be (or any previous substitute under this Clause), and the New Company shall comply with such other requirements as the Trustee may reasonably direct in the interests of the Notes of the relevant Series;

(ii)	where the New Company is incorporated, domiciled or resident in, or is otherwise subject generally to the taxing jurisdiction of, or of any authority in, a territory or territories other than, in the case of N.V., The Netherlands, in the case of PLC, the United Kingdom, in the case of UCC or UNUS, the United States or, in the case of any previous substitute under this Clause, the applicable territory, undertakings or covenants shall be given by the New Company in terms corresponding to the provisions of Condition 9 with the substitution for the references to The Netherlands, the United Kingdom or the United States, or such territory, as the case may be, of references to the territory or territories in which the New Company is incorporated, domiciled or resident or to whose taxing jurisdiction it is subject generally;

(iii)	in the case of the merger of, or transfer by, the relevant Issuer or any previous substitute under this Clause, an unconditional and irrevocable guarantee is given by the relevant Guarantor(s) in form and substance satisfactory to the Trustee of the payment of all moneys payable by the New Company under these presents and the Notes of the relevant Series; and

(iv)	if the directors of the New Company (or other officers acceptable to the Trustee) shall certify to the Trustee that it is solvent at the time at which the said merger or transfer is proposed to be effected, the Trustee may rely absolutely on such certificate and shall not be bound to have regard to the financial condition, profits or prospects of the New Company or to compare the same with those of the relevant Issuer, N.V. or PLC, as the case may be (or of any previous substitute under this Clause).

Any such trust deed or undertaking shall, if so expressed, operate to release the relevant Issuer, N.V. or PLC, as the case may be, or any such previous substitute as aforesaid, from all of its obligations under the Notes, the Receipts, the Coupons and these presents. Not later than 15 days after the execution of any such documents as aforesaid and after compliance with the said requirements of the Trustee, the relevant Issuer, N.V. or PLC, as the case may be, or such previous substitute shall give notice thereof to the Noteholders in accordance with Condition 14. Upon the execution of such documents and compliance with the said requirements the New Company shall be deemed to be named in these presents and on the Notes, the Receipts and the Coupons in place of the relevant Issuer, N.V. or PLC, as the case may be (or of any previous substitute under this sub-clause), under these presents, the Notes, the Receipts and the Coupons, and these presents, the Notes, the Receipts and the Coupons shall be deemed to be amended in such manner as shall be necessary to give effect to the above provisions and without prejudice to the generality of the foregoing references in these presents, in the Notes, the Receipts or in the Coupons to the relevant Issuer, N.V. or PLC, as the case may be, or such previous substitute shall, where the context so requires, be deemed to be references to the New Company.

(D)	In connection with any proposed substitution, merger or transfer as aforesaid, the Trustee shall, without prejudice to the generality of the foregoing, not have regard to the consequences of such substitution, merger or transfer for individual Noteholders of the relevant Series resulting from there being for any purpose domiciled or resident in, otherwise connected with, or subject to the jurisdiction of, any particular territory or any political subdivision thereof.

(E)	N.V. and PLC may, at any time, appoint any Group Company to become an Issuer of Notes in accordance with the following provisions of this sub-clause without the consent of the Noteholders, the Receiptholders or the Couponholders. Any Group Company that is to become an Issuer shall do so under the terms of a supplemental deed in or substantially in the form set out in the Seventh Schedule or in such other form as may be approved in writing by the Trustee (which shall take effect in accordance with its terms), whereby such Group Company agrees to be bound as an Issuer under these presents and the Paying Agency Agreement. Each of N.V. and PLC undertakes to use all reasonable efforts to procure that all such acts and things are done as may be necessary or desirable to ensure the due execution and delivery of such supplemental deed by each such Group Company and that each such Group Company becomes bound by such provisions of these presents and the Paying Agency Agreement as are expressed to be assumed by it in such supplemental deed. The Trustee shall be entitled to rely on the legal opinions referred to in such supplemental deed but otherwise shall not be bound to enquire into the financial condition of any such Group Company or to make any investigation into, or to satisfy itself in any way in relation to the valid existence of, any such Group Company, its power or capacity to enter into such supplemental deed or to perform its obligations under these presents or the Paying Agency Agreement, the due authorisation, execution or delivery of such supplemental deed or performance of any such obligations by such Group Company, the obtaining of any necessary consents or authorisations for such execution, delivery or performance, the taking of any action (including any necessary registration or filing) required to ensure the enforceability as against such Group Company of any obligations expressed to be assumed by it under these presents or the Paying Agency Agreement.

(F)	IF (i) the Trustee does not have actual knowledge or express notice that any Event of Default or any event which, with the lapse of time and/or the giving of notice and/or the issue of a certificate, would constitute an Event of Default has occurred and is continuing and (ii) the relevant Issuer has outstanding Notes issued by it, the Substituted Company (which if not an Issuer shall have become an Issuer pursuant to sub-clause (B) of this Clause) shall have assumed the obligations of such Issuer pursuant to sub-clause (B) of this Clause, the Trustee shall forthwith execute and deliver a supplemental deed in or substantially in the form set out in the Eighth Schedule or in such other form as may be approved by the Trustee whereby such Issuer is released from its covenants and other obligations under these presents.

18.	Redemption, Purchase and Cancellation
(A)	ALL Notes redeemed or purchased by or on behalf of any of the Issuers, the Guarantors or any Group Company together with all unmatured Coupons attached thereto or surrendered therewith (and, in the case of Instalment Notes, with all unmatured Receipts attached thereto or surrendered therewith), and all Coupons paid in accordance with and in the manner provided in the Conditions, shall be cancelled forthwith by or on behalf of the relevant Issuer save that the purchaser may elect in the case of Notes so purchased to hold or resell such Notes, together with all unmatured Coupons (or, as the case may be, Receipts) attached thereto. The relevant Issuer shall, within seven days after being so requested in writing by the Trustee, procure that a certificate stating (i) the amounts paid in respect of Notes, Receipts and Coupons so redeemed or paid and cancelled, (ii) the certificate numbers of Notes so redeemed, purchased and cancelled and (iii) the total number and maturity dates of such cancelled Coupons shall, within such seven day period, be given to the Trustee by the Principal Paying Agent or the relevant Registrar provided (in the case of bearer Notes) delivery thereof to the Principal Paying Agent has been made by any such purchaser as soon as reasonably practicable after the date of such redemption, purchase and cancellation or payment

(as the case may be). N.V. or PLC shall, within seven days after being so requested in writing by the Trustee, deliver a certificate in writing signed by a duly authorised signatory thereof setting out the total numbers and aggregate nominal amount of Notes of each Series which up to and including the date of such certificate are held beneficially at such date by the Issuers, the Guarantors or any Group Company, but which have not been cancelled. Such certificates may be accepted by the Trustee as conclusive evidence of:

	(a)	repayment or discharge pro tanto of the Notes and of payment of Receipts or Coupons respectively; or
	(b)	beneficial ownership of the relevant Notes by the Issuers, the Guarantors or any Group Company.
(B)	The relevant Issuer shall procure that there shall be kept a full and complete record of all Notes, Receipts and Coupons (other than certificate numbers of Coupons) and their redemption, payment, purchase and cancellation and of all replacement Notes, Receipts or Coupons issued in substitution for mutilated, lost, stolen or destroyed Notes, Receipts or Coupons and the relevant Issuer shall further procure that such record shall be made available to the Trustee, within seven days after being so requested in writing by the Trustee.

19.	Noteholders to be treated as holding all Receipts and Coupons
(A)	WHEREVER in these presents the Trustee is required or entitled to exercise a trust, power, authority or discretion by reference to the interests of the Noteholders or any of the same (or, as the case may be, the Holders of the Notes of the relevant Series or any of the same), the Trustee shall assume that each Noteholder is the Holder of all Receipts (or, as the case may be, Coupons) appertaining to each Note of such Series of which he is the Holder.

(B)	Each of the Trustee, the Paying Agents, the relevant Issuer and the relevant Guarantor(s) (whether or not it is overdue and regardless of any notice of ownership or writing thereon, or notice of any previous theft or loss thereof) shall for the purpose of making payments and for all other purposes (save as provided in (ii) below) be entitled to deem and treat:

	(i)	the bearer of any Note in global form or Definitive Note or the relative Receipt or Coupon; and
	(ii)	in the case of any Notes in global form, for the purpose only of the exercise by the Trustee of all rights, duties, discretions, powers and authorities imposed or conferred on the Trustee which are to be exercised or performed by reference to or in favour of Noteholders but not for any other purpose, each person for the time being shown in the records of Euroclear or Clearstream, Luxembourg or any other relevant clearing system as having a particular nominal amount of any Notes in global form credited to his securities account, as the absolute owner thereof and of all rights thereunder free from encumbrances and shall not be required to obtain proof of such ownership (other than, in the case of any person for the time being so shown in the records of Euroclear or Clearstream, Luxembourg or any other relevant clearing system, a certificate or letter of confirmation signed on behalf of Euroclear or Clearstream, Luxembourg or the relevant clearing system) or as to the identity of the bearer of any Definitive Notes or Coupon.

(C)	Each of the Trustee, the relevant Registrar, the relevant Issuer and the relevant Guarantor(s) (whether or not it is overdue and regardless of any notice of ownership or writing thereon (except a duly executed transfer of such a Registered Note in the form endorsed thereon) or notice of any previous theft or loss thereof) shall be entitled to deem and treat the Registered Noteholder of each Registered Note as the absolute owner thereof and of all rights thereunder free from encumbrances and shall not be required to obtain proof of such ownership, but shall be entitled to call for such means of identification as to the true identity of any Registered Noteholder as it may require.

20.	No notice to Receiptholders or Couponholders

NONE of the relevant Issuer, the relevant Guarantor(s), nor the Trustee shall be required to give any notice to the Receiptholders or, as the case may be, the Couponholders for any purpose under these presents and the Receiptholders or, as the case may be, the Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Noteholders in accordance with Condition 14.

21.	Trustee may enter into other transactions with N.V., PLC or any of their group companies

NO Trustee and no director or officer of any corporation being a trustee of these presents shall by reason of the fiduciary position of such trustee be in any way precluded from making any contracts or entering into any transactions in the ordinary course of business with N.V. or PLC or any of their respective group companies, whether directly or through any other Group Company or associated company, or from accepting the trusteeship of any other debenture stock, debentures or securities of N.V. or PLC or any of their respective group companies or any company in which N.V., PLC, UCC or UNUS, as the case may be, is interested and without prejudice to the generality of these provisions it is expressly declared that such contracts and transactions may include any contract or transaction in relation to the placing, underwriting, purchasing, subscribing for or dealing with or lending money upon or making payments in respect of the Notes or any other stock, shares, debenture stock, debentures or other securities of N.V. or PLC or any of their respective group companies or any company in which N.V., PLC, UCC or UNUS, as the case may be, is interested or any contract or banking or insurance with N.V. or PLC or any of their respective group companies and neither the Trustee nor any such director or officer shall be accountable to the Noteholders, the Receiptholders or Couponholders or N.V. or PLC or any of their respective group companies for any profit, fees, commissions, interest, discounts or share of brokerage earned, arising or resulting from any such contracts or transactions and the Trustee and any such director or officer shall also be at liberty to retain the same for its or his own benefit.

22.	Provisions supplemental to the Trustee Act 1925 and the Trustee Act 2000 in favour of the Trustee
BY way of supplement to the Trustee Act 1925 and the Trustee Act 2000 of England it is expressly declared as follows:
(A)	the Trustee may in relation to these presents act on the opinion or advice of or a certificate or any information obtained from any lawyer, banker, valuer, surveyor, broker, auctioneer, accountant or other expert in The Netherlands, the United Kingdom, the United States or elsewhere (whether obtained by the Trustee, N.V., PLC, UCC, UNUS, any Group Company of N.V. or PLC or any Paying Agent or Registrar) and shall not be responsible for any loss occasioned by so acting; any such opinion, advice, certificate or information may be sent or obtained by letter, telegram, telex, cablegram or facsimile copy and the Trustee shall not be liable for acting on any opinion, advice, certificate or information purporting to be so conveyed although the same shall contain some error or shall not be authentic;

(B)	the Trustee shall be at liberty to accept a certificate signed by any Director or other person duly authorised of N.V. or PLC (as the case maybe) or the President, any Vice-President or the Treasurer or other person duly authorised of UCC or UNUS (as the case may be) as to any fact or matter prima facie within the knowledge of N.V., PLC, UCC or, as the case may be, UNUS as sufficient evidence thereof and a like certificate to the effect that any particular dealing or transaction or step or thing is, in the opinion of the person so certifying, expedient as sufficient evidence that it is expedient and the Trustee shall not be bound in any such case to call for further evidence or be responsible for any loss that may be occasioned by its failing so to do;
(C)	the Trustee shall (save as expressly otherwise provided herein) as regards all the trusts, powers, authorities and discretions vested in it by these presents or by operation of law have absolute and uncontrolled discretion as to the exercise or non-exercise thereof and, provided it shall not have acted fraudulently, the Trustee shall not responsible for any loss, costs, damages, expenses or inconvenience that may result from the exercise or non-exercise thereof;

(D)	the Trustee may appoint and pay any person to act as a custodian or nominee on any terms in relation to such assets of the trust as the Trustee may determine, including for the purpose of depositing with a custodian these presents and all deeds and other documents relating to these presents or the notes of any series, and the Trustee shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it hereunder, or be bound to supervise the proceedings or acts of any such person; the Trustee is not obliged to appoint a custodian if the Trustee invests in securities payable to bearer;

(E)	the Trustee as between itself, the Noteholders, the
Receiptholders and the Couponholders shall have full power to determine all questions and doubts arising in relation to any of the provisions of these presents and every such determination, whether made upon a question actually raised or implied in the acts or proceedings of the Trustee, shall be conclusive and shall bind the Trustee, the Noteholders, the Receiptholders and the Couponholders;

(F)	the Trustee shall not be responsible for acting upon any resolution purporting to have been passed at any meeting of the Noteholders (or, as the case may be, the Noteholders of any Series) in respect whereof minutes have been made and signed even though it may subsequently be found that there was some defect in the constitution of the meeting or the passing of the resolution or that for any reason the resolution was not valid or binding upon the Noteholders, the Receiptholders and/or the relative Couponholders (or, as the case may be, the Noteholders of any Series, the Receiptholders and the Couponholders (if any));

(G)	the Trustee may, in the conduct of the trust business, instead of acting personally, employ and pay an agent on any terms, whether or not a lawyer or other professional person, to transact or conduct, or concur in transacting or conducting, any business and to do or concur in doing all acts required to be done by the Trustee (including the receipt and payment of money) and the Trustee shall not be responsible for any misconduct on the part of any person appointed by it hereunder or be bound to supervise the proceedings or acts of any such person;

(H)	any trustee being a banker, lawyer, broker or other person engaged in any profession or business shall be entitled to charge and be paid all usual professional and other charges for business transacted and acts done by him or his partner or firm on matters arising in connection with the trusts of these presents and also his reasonable charges in addition to disbursements for all other work and business done and all time spent by him or his partner or firm on matters arising in connection with these presents, including matters which might or should have been attended to in person by a trustee not being a banker, lawyer, broker or other professional person;

(I)	the Trustee shall not be responsible for the receipt or application by the relevant Issuer of the proceeds of the issue of the Notes of any Series, the exchange of any Temporary Global Note for a Permanent Global Note, Registered Note or, as the case may be, Definitive Notes or the exchange of any Permanent Global Note for Definitive Notes or Registered Notes or for the delivery of the Definitive Notes or Registered Notes to the persons entitled thereto;

(J)	the Trustee shall not be liable to the relevant Issuer or the relevant Guarantor(s) or any Noteholder, Receiptholder or Couponholder by reason of having accepted as valid or not having rejected any Note, Receipt or Coupon purporting to be such and subsequently found to be forged or not authentic;

(K)	the Trustee shall not (unless ordered so to do by a court of competent jurisdiction) be required to disclose to any Noteholder, Receiptholder or Couponholder confidential, financial or other information made available to the Trustee by any Issuer and/or any Guarantor in connection with these presents and no Noteholder, the Receiptholder or Couponholder shall be entitled to take any action to obtain from the Trustee any such information;

(L)	where it is necessary or desirable for any purpose in connection with these presents to convert any sum from one currency to another it shall (unless otherwise provided by these presents or required by law) be converted at such rate or rates, in accordance with such method and as at such date for the determination of such rate of exchange, as may be specified by the Trustee in its absolute discretion but having regard to current rates of exchange, if available, and any rate, method and date so specified shall be binding on the relevant Issuer, the relevant Guarantor(s), the Noteholders, the Receiptholders and the Couponholders;
(M)	any consent given by the Trustee for the purposes of these presents may be given on such terms and subject to such conditions (if any) as the Trustee thinks fit;
(N)	whenever in these presents the Trustee is required in connection with any exercise of its powers, trusts, authorities or discretions to have regard to the interests of the Noteholders, (or, as the case may be, the Holders of the Notes of any one or more Series) it shall have regard to the interests of such Noteholders as a class and in particular, but without prejudice to the generality of the foregoing, shall not be obliged to have regard to the consequences of such exercise for any individual Noteholder resulting from his or its being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim from the relevant Issuer or the relevant Guarantor(s) any indemnification or payment in respect of any tax consequence of any such exercise upon any individual Noteholder, Receiptholder or Couponholder; and

(O)	the Trustee may call for and shall be at liberty to accept and place full reliance on as sufficient evidence thereof and shall not be liable to any Issuer, any Guarantor or any Noteholder, Receiptholder or Couponholder by reason only of either having accepted as valid or not having rejected an original certificate or letter of confirmation purporting to be signed on behalf of Euroclear or Clearstream, Luxembourg or DTC or any other relevant clearing system or any form of record made and verified by either of them to the effect that at any particular time or throughout any particular period any particular person is, was or will be shown in its records as having a particular nominal amount of Notes of a particular Series credited to his securities account.

Provided nevertheless that none of the provisions of these presents shall in any case in which the Trustee has failed to show the degree of care and diligence required of it, having regard to the provisions of these presents conferring on the Trustee any powers, authorities or discretions, relieve or indemnify the Trustee against any liabilities which by virtue of any rule of law would otherwise attach to it in respect of any negligence, default, breach of duty or breach of trust of which it or any of its employees, agents or delegates may be guilty in relation to its duties under these presents.

23.	Disapplication

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Trustee in relation to the trusts constituted by these presents. Where there are any inconsistencies between the Trustee Acts and the provisions of these presents, the provisions of these presents shall, to the extent allowed by law, prevail and, in the case of any such inconsistency with the Trustee Act 2000, the provisions of this Trust Deed shall constitute a restriction or exclusion for the purposes of that Act.

24.	Trustee entitled to assume due performance

EXCEPT as herein otherwise expressly provided the Trustee shall be and is hereby authorised to assume without enquiry, in the absence of knowledge or express notice to the contrary, that each of the Issuers and the Guarantors is duly performing and observing all the covenants and provisions contained in these presents relating to the Issuers and/or the Guarantors (as the case may be) and on their respective parts to be performed and observed and that no event has happened upon the happening of which any of the Notes of any Series may become repayable.

25.	Waiver

THE Trustee may, without prejudice to its rights in respect of any subsequent breach, condition, event or act, from time to time and at any time, but only if and in so far as in its opinion the interests of the Noteholders (or, as the case may be, the Holders of Notes of the relevant Series) shall not be materially prejudiced thereby, authorise or waive, on such terms and conditions (if any) as shall seem expedient to it, any proposed breach or breach of any of the covenants or provisions contained in these presents or the Notes, the Receipts or Coupons (or, as the case may be, the Notes of such Series and the relative Receipts and/or Coupons) or determine, in relation to any Series, that any condition, event or act which constitutes, or which with the giving of notice and/or the lapse of time and/or the issue of a certificate would constitute, but for such determination, an Event of Default for the purposes of these presents shall not do so PROVIDED ALWAYS THAT the Trustee shall not exercise any powers conferred upon it by this Clause in respect of the Notes of any Series in contravention of any express direction by an Extraordinary Resolution of the Notes of such Series then outstanding (but so that no such direction or request shall affect any authorisation, waiver or determination previously given or made). Any such waiver, authorisation or determination shall be binding on the Noteholders, the Receiptholders and the Couponholders (or, as the case may be, the Holders of the Notes, Receipts and Coupons of such Series) and if, but only if, the Trustee shall so require, shall be notified by the relevant Issuer to the Noteholders (or, as the case may be, the

Holders of Notes of such Series) in accordance with Condition 14 as soon as practicable thereafter.
26.	Power to delegate

THE Trustee may, in the execution and exercise of all or any of the trusts, powers, authorities and discretions vested in it by these presents, act by responsible officers or a responsible officer for the time being of the Trustee and the Trustee may also whenever it thinks fit, whether by power of attorney or otherwise, delegate to any person or persons all or any of the trusts, powers, authorities and discretions vested in it by these presents and any such delegation may be made upon such terms and conditions and subject to such regulations (including power to sub-delegate) as the Trustee may think fit in the interests of the Noteholders (or, as the case may be, the Holders of Notes of any one or more Series) and provided that the Trustee shall have exercised reasonable care in the selection of such delegate and subject to the proviso in Clause 22, it shall not be bound to supervise the proceedings and shall not in any way or to any extent be responsible for any loss incurred by any misconduct or default on the part of such delegate or sub-delegate. The Trustee shall give prompt notice to the relevant Issuer of the appointment of any delegate as aforesaid and shall procure that any delegate shall also give prompt notice to the relevant Issuer or any sub-delegate.

27.	Competence of a majority of Trustees

WHENEVER there shall be more than two trustees hereof the majority of such trustees shall (provided such majority includes a trust corporation) be competent to execute and exercise all the trusts, powers, authorities and discretions vested by these presents in the Trustee generally.

28.	Appointment of New Trustees
(A)	THE power of appointing new trustees shall be vested in the Issuers but, subject to sub-clause (B) of this Clause, no person shall be appointed as Trustee in relation to any Series who shall not previously have been approved by an Extraordinary Resolution of the Holders of Notes of that Series. A trust corporation may be appointed sole trustee of the presents but subject thereto there shall be at least two trustees of these presents one at least of which shall be a trust corporation. Any appointment of a new trustee hereof shall as soon as practicable thereafter be notified by the Issuers to the Paying Agents, the Registrars and to the Noteholders. The Noteholders shall together have the power, exercisable by Extraordinary Resolution, to remove any trustee or trustees for the time being of these presents. The removal of any trustee shall not become effective unless there remains a trustee of these presents (being a trust corporation) in office after such removal.
(B)	Notwithstanding the provisions of sub-clause (A) of this Clause, the Trustee may, upon giving prior notice to but without the consent of the Issuers or the Guarantors or the Noteholders, Receiptholders or Couponholders (or, as the case may be, the Holders of Notes, Receipts or Coupons of any one or more Series), appoint any person established or resident in any jurisdiction (whether a trust corporation or not) to act either as a separate trustee or as a co-trustee jointly with the Trustee (i) if the Trustee considers such appointment to be in the interests of the Holders of the Notes of the relevant Series or (ii) for the purposes of conforming to any legal requirements, restrictions or conditions in any jurisdiction in which any particular act or acts are to be performed. The Issuers hereby irrevocably appoint the Trustee to be their attorney in their name and on their behalf to execute any such instrument of appointment. Such person shall (subject always to the provisions of these presents) have such trusts, powers, authorities and discretions (not exceeding those conferred on the Trustee by these presents) and such duties and obligations as shall be conferred on or imposed by the instrument of appointment (which shall include all relevant obligations which are imposed on the Trustee). The Trustee shall have power in like manner to remove any such person. Such reasonable remuneration as the Trustee may pay to any such person, together with any attributable costs, charges and expenses incurred by it in performing its function as such separate trustee or co-trustee, shall for the purposes of these presents be treated as costs, charges and expenses incurred by the Trustee.

29.	Retirement of Trustees
(A)	ANY Trustee for the time being of these presents may retire at any time upon giving not less than three months’ notice in writing to each Issuer and each Guarantor without assigning any reason and without being responsible for any costs occasioned by such retirement. The retirement of any Trustee shall not become effective unless there remains a trustee of the presents (being a trust corporation) in office after such retirement. Each of the Issuers covenants that in the event of a trustee giving such notice under this Clause it shall use its best endeavours to procure a new trustee to be appointed.

(B)	Where there are outstanding separate Series of Notes constituted by this Deed the powers conferred upon the Issuers and the Guarantors, the Noteholders and the Trustee by Clause 27 and sub-clause (A) of this Clause 28 shall, at the discretion of the person exercising such power, be capable of being exercised, and shall be effective where so expressed to be exercised, to enable a new trustee to be appointed, a trustee to be removed, a trustee to retire and a separate trustee or co-trustee to be appointed separately in relation to each such separate Series of Notes as aforesaid, and “Trustee” as used in this Deed shall be construed accordingly. In the event of the foregoing provisions of this sub-clause (B) resulting in there being more than one Trustee at any one time, executed originals of this Deed and all other original documentation shall be held by or to the order of The Law Debenture Trust Corporation p.l.c. if still trustee of any of the said separate Series of the Notes, or by such one of the trustees as the Issuers or Guarantors may, subject to any contrary direction of the Noteholders of the relevant Series by Extraordinary Resolution, from time to time designate.

30.	Powers of the Trustee are additional
THE powers conferred by these presents upon the Trustee shall be in addition to any powers which may from time to time be vested in it by general law or as the Holder of any of the Notes, Receipts or Coupons.

31.	Currency Indemnity
(A)	IF a judgment or order is rendered by a court of any particular jurisdiction for the payment of any amounts owing to the Trustee or any of the Noteholders, Receiptholders or, as the case may be, Couponholders under these presents or any of the Notes, Receipts or Coupons or under a judgment or order of a court of any other jurisdiction in respect thereof or for the payment of damages in respect of either thereof and any such judgment or order is expressed in a currency (in this Clause referred to as the “Judgment Currency”) other than the currency in which such amounts are so owing (the “relevant currency”) and the Trustee or the Noteholders, Receiptholders or, as the case may be, Couponholders do not have an option to have such judgment or order of such court expressed in the relevant currency, the relevant Issuer (failing which the relevant Guarantor(s)) shall be liable, as a separate and independent obligation, to indemnify and hold the Trustee and the Noteholders, Receiptholders and Couponholders harmless against any deficiency arising or resulting from any variation between (1) the rate of exchange applied in converting any amount expressed in the relevant currency into the Judgment Currency for the purposes of such judgment or order and (2) the rate of exchange of the Judgment Currency for the relevant currency as at the date or dates of discharge of the said judgment or order.

	(B)	If as a result of any judgment expressed in a Judgment Currency as is referred to in sub-clause (A) of this Clause and a variation in rates of exchange as therein mentioned the amount received by the Trustee, if converted on the date of payment into the relevant currency, would yield a sum in excess of the sum (expressed in the relevant currency) due to the Trustee shall hold such excess to the order of the relevant Issuer.

32.	Notices
ANY notice or demand to any Issuer, or any Guarantor or the Trustee or any approval or certificate of the Trustee required to be given, made or served for any purpose of these presents shall be given, made or served by sending the same by pre-paid post (first-class if inland, airmail if overseas), telegram, cable, telex or by facsimile copy or by delivering the same by hand as follows:

	(i)	if to Unilever N.V.:
		Address:	Weena 455
3013 AL Rotterdam
The Netherlands
		Telex:	21415
		Fax:	010 31 10 217 4287
		Attention:	Joint Secretary
	(ii)	if to Unilever PLC:
		Address:	Unilever House
Blackfriars
London EC4P 4BQ
		Telex:	28395
		Fax:	020 7822 6108
		Attention:	Joint Secretary
	(iii)	if to Unilever Capital Corporation:
		Address:	800 Sylvan Avenue
Englewood Cliffs
New Jersey 07632
U.S.A.
		Fax:	001 201 871 8243
		Attention:	Treasurer
	(iv)	if to Unilever United States, Inc.:
		Address:	Lever House
390 Park Avenue
New York
N.Y. 10022
U.S.A.
		Fax:	001 212 688 3411
		Attention:	Vice-President - Finance
	(v)	if to the Trustee to:

Address:	Fifth Floor
100 Wood Street
London EC2V 7EX
Telex:	888 347 LAWDEB G
Fax:	020 7606 0643
Attention:	Manager, Trust Management

or at such other address as shall have been notified (in accordance with this Clause) by the party in question to the other parties hereto for the purposes of this Clause and any notice sent by post as provided in this Clause shall be deemed to have been given, made or served 48 hours (in the case of inland post) or 14 days (in the case of overseas post) after despatch and any notice sent by telegram, cable, telex or facsimile copy as provided in this Clause shall be deemed to have been given, made or served at the time of despatch in the case of inland service or 24 hours thereafter in the case of international service. In the case of a notice or demand to:

	(a)	UCC, a copy of such notice or demand shall, in addition, be given, made or served hereunder to UNUS; and
	(b)	any Issuer, a copy of such notice or demand shall, in addition, be given, made or served hereunder to each of the Guarantors.
33.	Contracts (Rights of Third Parties) Act 1999
THE parties to this Trust Deed do not intend that any term of this Trust Deed should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Trust Deed.

34.	Governing Law
THESE presents, the Notes, the Receipts and the Coupons shall be governed by and construed, in accordance with English law and in relation to all claims arising hereunder N.V., UCC and UNUS severally agree that the courts of England are to have jurisdiction to settle any such claim and that accordingly any suit, action or proceedings arising hereunder (together referred to as “Proceedings”) may be brought in such courts save that, in respect of Notes, Receipts and Coupons issued under this Trust Deed which are denominated in the lawful currency of Switzerland and in respect of which it is specified in the relevant Pricing Supplement that such Notes are to be listed on the SWX Swiss Exchange, each of the parties hereto irrevocably agrees, for the benefit only of the Trustee and the holders of such Notes, Receipts or Coupons that the ordinary courts of the Canton of Zurich, place of jurisdiction being Zurich 1, Switzerland, shall have non-exclusive jurisdiction to hear and determine Proceedings. Nothing contained in this Clause shall limit any right to take Proceedings against N.V., UCC, UNUS or PLC in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not. Each of N.V., UCC and UNUS irrevocably agrees that any Proceedings in England or any demand or any notice in respect of Notes may be made or served on it by the same being posted in a prepaid registered or recorded delivery letter addressed to it at the address set out in Clause 31 for the time being of PLC (or at such other office as it may have notified in writing to the Trustee and as the Trustee shall from time to time have approved) and marked for the attention of the Joint Secretary of PLC or such other official of PLC as N.V., UCC or, as the case may be, UNUS may have notified in writing to the Trustee and the Trustee shall from time to time have approved.

IN WITNESS WHEREOF this Trust Deed has been executed as a deed by the parties hereto and is intended to be and is hereby delivered on the date first above written.

THE FIRST SCHEDULE

Form of Temporary Global Note

Series Number: [           ]
               Serial Number: [          ]

1[This Note constitutes 2[[commercial paper]/[a shorter/a longer] term debt security] issued in accordance with regulations made under section 4 of the Banking Act 1987. The issuer of this Note is [NAME OF ISSUER], which is not an authorised institution or a European authorised institution (as such terms are defined in the Banking Act 1987 (Exempt Transactions) Regulations 1997). Repayment of the principal and payment of any interest or premium in connection with this Note have been guaranteed by
3[                   ], [which is not] [none of which is] an authorised institution or a European authorised institution.]

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.]4

[By accepting this obligation, the holder represents and warrants that it is not a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code of the United States and the regulations thereunder) and that it is not acting for or on behalf of a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code and the regulations thereunder).]5

[NAME OF ISSUER]

(incorporated in 6[                   ] with limited liability)

TEMPORARY GLOBAL NOTE

1 Unless otherwise permitted, text to be included for all Notes (including Notes denominated in sterling) in respect of which the issue proceeds are accepted by the Issuer in the UK.
2 Include “commercial paper” if Notes must be redeemed before their first anniversary. Include “shorter” if Notes may not be redeemed before their first anniversary but must be redeemed before their third anniversary. Include “longer” if Notes may not be redeemed before their third anniversary.
3 Insert names of Guarantor(s). If Unilever N.V. is a Guarantor then refer to “Unilever N.V., a company having its corporate seat in Rotterdam, The Netherlands”.
4 Include bracketed language on all Notes with maturities of more than 183 days.
5 Include bracketed language on all Notes issued by Unilever Capital Corporation with maturities of 183 days or less.
6 Insert jurisdiction of incorporation of Issuer and, if Unilever N.V. is Issuer, include “and having its corporate seat in Rotterdam, The Netherlands” .

representing up to

[Aggregate principal amount of Series]
[Title of Notes]

irrevocably and unconditionally guaranteed by

1[                       ]

This Temporary Global Note is issued in respect of [principal amount of Temporary Global Note] in principal amount of an issue of [aggregate principal amount of Series] in aggregate principal amount of [title of Notes] (the “Notes”) by [NAME OF ISSUER] (the “Issuer”) and has the benefit of the guarantee of [         ] (the “Guarantor[s]”) contained in the Trust Deed as defined below. The Notes are constituted by a trust deed dated 22nd July, 1994 (the “Trust Deed”, which expression shall include any amendments or supplements thereto) made between the Issuer and the other parties named therein as issuers, the Guarantor[s] and the other parties named therein as guarantors and The Law Debenture Trust Corporation p.l.c. (the “Trustee”, which expression shall include any successor to The Law Debenture Trust Corporation p.l.c. in its capacity as such for the holders of Notes from time to time).

The Issuer for value received promises, all in accordance with the Conditions (as defined in the Trust Deed) and the pricing supplement (the “Pricing Supplement”) prepared in relation to the Notes to pay to the bearer upon surrender hereof on [maturity date] [by [         ] [equal] successive [semi-annual/quarterly/other] instalments on the dates specified in the Conditions]2 or on such earlier date as the same may become payable in accordance therewith the principal sum of [denomination in words and numerals] [(as reduced from time to time in accordance with the Conditions)] or such other redemption amount as may be specified therein [and to pay in arrear on the dates specified therein interest on such principal amount at the rate or rates specified therein] all subject to and in accordance with the Conditions.

Except as specified herein, the bearer of this Temporary Global Note is entitled to the benefit of the same obligations on the part of the Issuer as if such bearer were the bearer of the Notes represented hereby, and all payments under and to the bearer of this Temporary Global Note shall be valid and effective to satisfy and discharge the corresponding liabilities of the Issuer in respect of the Notes.

This Temporary Global Note is exchangeable in whole or in part for a permanent global note (the “Permanent Global Note”) representing the Notes

1 Insert names of Guarantor(s).
2 Insert only where Notes are Instalment Notes.

and in substantially the form (subject to completion) set out in the Second Schedule to the Trust Deed or, if so specified in the relevant Pricing Supplement, for definitive notes (“Definitive Notes”) in substantially the form (subject to completion) set out in the Third Schedule to the Trust Deed and/or if so specified in the relevant Pricing Supplement for registered notes (“Registered Notes”) in substantially the form (subject to completion) set out in the Fourth Schedule to the Trust Deed. An exchange for the Permanent Global Note or Definitive Notes will be made only on or after the fortieth day (the “Exchange Date”) after the original issue date of the Notes and upon presentation or, as the case may be, surrender of this Temporary Global Note to ABN AMRO Bank N.V. as Principal Paying Agent, which expression shall include any successor to ABN AMRO Bank N.V. in its capacity as such at its specified office in relation to the Notes. If interests in a Temporary Global Note are exchanged for a Permanent Global Note as provided in this paragraph, interests in such Permanent Global Note may thereafter be exchanged for Definitive Notes or Registered Notes, as provided in the first sentence of this paragraph. An exchange for Registered Notes will be made at any time upon presentation or, as the case may be, surrender of this Temporary Global Note together with a list of the names and addresses of the person(s) to be registered holders of the Registered Notes and the size of their respective holdings to the Principal Paying Agent. No exchange of the Temporary Global Note shall take place except upon and to the extent of delivery (except to the extent that such exchange is for Registered Notes) to the Principal Paying Agent of a certificate or certificates issued by Euroclear Bank S.A./N.V. as operator of the Euroclear System or Clearstream Banking société anonyme or the operator of any other relevant clearing system and dated not earlier than the Exchange Date in substantially the form set out in Annex 1 hereto. Any Registered Notes shall be made available in exchange in accordance with the terms and conditions applicable to the Notes represented hereby and by the provisions of the Paying Agency Agreement dated 22nd July, 1994 made, inter alia, between the Issuer and the other parties named therein as Issuers, the Guarantor[s] and the other parties named therein as guarantors, the Trustee, the Principal Paying Agent and the various agents and the registrar named therein (which shall apply as if the bearer of this Global Note were the bearer of the Notes represented hereby).

[Payments of interest otherwise falling due before the Exchange Date will be made only upon presentation of the Temporary Global Note to the Principal Paying Agent at its specified office in relation to the Notes and upon or to the extent of delivery to the Principal Paying Agent of a certificate or certificates issued by Euroclear Bank S.A./N.V. as operator of the Euroclear System or Clearstream Banking société anonyme or the operator of any other relevant clearing system and dated not earlier than the relevant interest payment date in substantially the form set out in Annex II hereto.]

[On any occasion on which a payment of interest is made in respect of this Temporary Global Note, the Issuer shall procure that the same is noted on the Schedule hereto.]

On any occasion on which a payment of principal or redemption amount is made in respect of this Temporary Global Note or on which this Temporary Global Note is exchanged in whole or in part as aforesaid or on which Notes represented by this Temporary Global Note are to be cancelled, the Issuer shall procure that (i) the aggregate principal amount of the Notes in respect of which such payment is made (or, in the case of a partial payment, the corresponding part thereof) or which are delivered in definitive or registered form or which are to be cancelled and (ii) the remaining principal amount of this Temporary Global Note (which shall be the previous principal amount hereof less the amount referred to at (i) above) are noted on the Schedule hereto, whereupon the principal amount of this Temporary Global Note shall for all purposes be as most recently so noted.

This Temporary Global Note is governed by, and will be construed in accordance with, English law.

[The Issuer has, in the Trust Deed, agreed, for the benefit of the Trustee and the Holders of the Notes that the courts of England shall have jurisdiction to hear and determine any suit, action or proceedings which may arise out of or in connection with the Trust Deed or the Notes (“Proceedings”) and, for such purposes, irrevocably submitted to the jurisdiction of such courts. The Issuer has, in the Trust Deed, agreed that the process by which any Proceedings in England are begun may be served on it by being posted in a prepaid registered or recorded delivery letter addressed to it at the address set out in Clause 31 of the Trust Deed of Unilever PLC. Nothing contained herein or in the Trust Deed shall affect the right to serve process in any other manner permitted by law. The submission to the jurisdiction of the courts of England shall not (and shall not be construed so as to) limit the right of the Trustee or Holders of the Notes or any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law preclude the taking of proceedings in any other jurisdiction.]1

[The Issuer has, in the Trust Deed, agreed, for the benefit of the Trustee and the Holders of the Notes that the courts of England shall have jurisdiction to hear and determine any suit, action or proceedings which may arise out of or in connection with the Trust Deed or the Notes (“Proceedings”) and, for such purposes, irrevocably submitted to the jurisdiction of such courts, save that in respect of Notes issued under the Trust Deed which are denominated in the lawful currency of Switzerland and in respect of which it is specified in the relevant Pricing Supplement that such Notes are to be listed on the SWX Swiss Exchange, each of the parties hereto irrevocably agrees, for the benefit only of the Trustee and the holders of such Notes that the ordinary courts of the Canton of Zurich,

1 Insert where Issuer is not incorporated in England and Wales.

place of jurisdiction being Zurich 1, Switzerland, shall have non-exclusive jurisdiction to hear and determine Proceedings. The Issuer has, in the Trust Deed, agreed that the process by which any Proceedings in England are begun may be served on it by being posted in a prepaid registered or recorded delivery letter addressed to it at the address set out in Clause 31 of the Trust Deed of Unilever PLC. Nothing contained herein or in the Trust Deed shall affect the right to serve process in any other manner permitted by law. The submission to the jurisdiction of the courts of England shall not (and shall not be construed so as to) limit the right of the Trustee or Holders of the Notes or any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law1

This Temporary Global Note shall not be valid for any purpose until authenticated for and on behalf of ABN AMRO Bank N.V. as Principal Paying Agent.

AS WITNESS the manual signature[s] of [two directors]2 [a duly authorised officer] on behalf of the Issuer.

[NAME OF ISSUER]

By:    [manual signature] and [second signatory where appropriate]
          (duly authorised)

ISSUED in London as of [                 ] [            ]

AUTHENTICATED for and on behalf of
ABN AMRO BANK N.V.
as Principal Paying Agent
without recourse, warranty or liability

By:     [manual signature]
           (duly authorised)

1 Insert where Notes are denominated in Swiss Francs and are to be listed on the SWX Swiss Exchange.

2 Applicable where Issuer is Unilever N.V.

THE SCHEDULE

Payments, Delivery of Definitive Notes and/or Registered Notes,
Exchange for Permanent Global Note and Cancellation of Notes

Date of payment, delivery or cancellation	Amount of interest then paid	Amount of principal or, as the case may be, redemption amount then paid	Aggregate principal amount of Definitive or Registered Notes then delivered	Aggregate principal amount of this Temporary Global Note then exchanged for the Permanent Global Note	Aggregate principal amount of Note then cancelled	Remaining principal amount of this Temporary Global Note	Authorised Signatory

ANNEX I

[Form of certificate to be given in relation to exchanges of this Temporary Global Note for the Permanent Global Note or Definitive Notes:]

[NAME OF ISSUER]

[Aggregate principal amount and title of Notes]

This is to certify that, based solely on certifications we have received in writing, by tested telex or by electronic transmission from member organisations appearing in our records as persons being entitled to a portion of the principal amount set forth below (our “Member Organisations”) substantially to the effect set forth in the Trust Deed dated 22nd July, 1994 as amended, restated or supplemented from time to time, as of the date hereof [           ] principal amount of the above-captioned Securities (i) is owned by persons that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source (“United States persons”), (ii) is owned by United States persons that (a) are foreign branches of United States financial institutions (as defined in U.S. Treasury Regulations Section 1.165-12(c)(1)(v) (“financial institutions”)) purchasing for their own account or for resale, or (b) acquired the Securities through and are holding through on the date hereof (as such terms “acquired through” and “holding through” are described in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(6)) foreign branches of United States financial institutions (and in either case (a) or (b), each such United States financial institution has agreed, on its own behalf or through its agent, that we may advise the issuer or the issuer’s agent that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) is owned by United States or foreign financial institutions for purposes of resale during the restricted period (as defined in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)), and to the further effect that United States or foreign financial institutions described in clause (iii) above (whether or not also described in clause (i) or (ii)) have certified that they have not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

We further certify (i) that we are not making available herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) any portion of the temporary global security excepted in such certifications and (ii) that as of the date hereof we have not received any notification from any of our Member Organisations to the effect that the statements made by such Member Organisations with respect to any portion of the part submitted herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) are no longer true and cannot be relied upon as at the date hereof.

As used herein, “United States” means the United States of America (including the States and the District of Columbia); and its “possessions” include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

We understand that this certification is required in connection with certain tax laws and, if applicable, certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorise you to produce this certification to any interested party in such proceedings.

Dated: 1[           ]

[Euroclear Bank S.A./N.V./Clearstream, Luxembourg]

By: [authorised signature]

1 To be dated not earlier than the Exchange Date.

ANNEX II

[Form of certificate to be given in relation to payments of interest falling due before the Exchange Date:]

[NAME OF ISSUER]

[Aggregate principal amount and title of Notes]

This is to certify that, based solely on certifications we have received in writing, by tested telex or by electronic transmission from member organisations appearing in our records as persons being entitled to a portion of the principal amount set forth below (our “Member Organisations”) substantially to the effect set forth in the Trust Deed dated 22nd July, 1994, as of the date hereof [           ] principal amount of the above-captioned Securities (i) is owned by persons that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source (“United States persons”), (ii) is owned by United States persons that (a) are foreign branches of United States financial institutions (as defined in U.S. Treasury Regulations Section 1.165-12(c)(1)(v) (“financial institutions”)) purchasing for their own account or for resale, or (b) acquired the Securities through and are holding through on the date hereof (as such terms “acquired through” and “holding through” and described in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(6)) foreign branches of United States financial institutions (and in either case (a) or (b), each such United States financial institution has agreed, on its own behalf or through its agent, that we may advise the issuer or the issuer’s agent that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) is owned by United States or foreign financial institutions for purposes of resale during the restricted period (as defined in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)), and to the further effect that United States or foreign financial institutions described in clause (iii) above (whether or not also described in clause (i) or (ii)) have certified that they have not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

As used herein, “United States” means the United States of America (including the States and the District of Columbia); and its “possessions” include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

We further certify (i) that we are not making available herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) any portion of the temporary global security excepted in such certifications and (ii) that as of the date hereof we have not received any notification from any of our Member Organisations to the effect that the statements made by such Member Organisations with respect to any portion of the part submitted herewith for exchange (or, if relevant, exercise of any rights or collection of any interest) are no longer true and cannot be relied upon as at the date hereof.

We understand that this certification is required in connection with certain tax laws and, if applicable, certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorise you to produce this certification to any interested party in such proceedings.

Dated: 1[           ]

[Euroclear Bank S.A./N.V./Clearstream, Luxembourg]

By: [authorised signature]

1To be dated not earlier than the relevant interest payment date.

ANNEX III

[Form of account-holder’s certification referred to in preceding certificates:]

[NAME OF ISSUER]

[Aggregate principal amount and title of Notes]

This is to certify that as of the date hereof, and except as set forth below, the above-captioned Securities held by you for our account (i) are owned by persons that are not citizens or residents of the United States, domestic partnerships, domestic corporations or any estate or trust the income of which is subject to United States Federal income taxation regardless of its source (“United States persons”), (ii) are owned by United States person(s) that (a) are foreign branches of a United States financial institution (as defined in U.S. Treasury Regulations Section 1.165-12(c)(1)(v) (“financial institutions”)) purchasing for their own account or for resale, or (b) acquired the Securities through and are holding through on the date hereof (as such terms “acquired through” and “holding through” are described in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(6)) foreign branches of United States financial institutions (and in either case (a) or (b), each such United States financial institution hereby agrees, on its own behalf or through its agent, that you may advise the issuer or the issuer’s agent that it will comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder), or (iii) are owned by United States or foreign financial institution(s) for purposes of resale during the restricted period (as defined in U.S. Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)), and in addition if the owner of the Securities is a United States or foreign financial institution described in clause (iii) above (whether or not also described in clause (i) or (ii)) this is further to certify that such financial institution has not acquired the Securities for purposes of resale directly or indirectly to a United States person or to a person within the United States or its possessions.

As used herein, “United States” means the United States of America (including the States and the District of Columbia); and its “possessions” include Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands.

We undertake to advise you promptly by tested telex on or prior to the date on which you intend to submit your certification relating to the Securities held by you for our account in accordance with your operating procedures if any applicable statement herein is not correct on such date, and in the absence of any such notification it may be assumed that this certification applies as of such date.

This certification excepts and does not relate to [           ] of such interest in the above Securities in respect of which we are not able to certify and as to which we understand exchange and delivery of definitive Securities (or, if relevant, exercise of any rights or collection of any interest) cannot be made until we do so certify.

We understand that this certification is required in connection with certain tax laws and, if applicable, certain securities laws of the United States. In connection therewith, if administrative or legal proceedings are commenced or threatened in connection with which this certification is or would be relevant, we irrevocably authorise you to produce this certification to any interested party in such proceedings.

Dated: 1 [           ]

[Account-holder] as or as agent for the beneficial owner of the Notes.

By: [authorised signature]

1To be dated not earlier than 15 days before the Exchange Date or, as the case may be, the relevant interest payment date.

THE SECOND SCHEDULE

Form of Permanent Global Note

1[This Note constitutes 2[[commercial paper]/[a shorter/a longer] term debt security] issued in accordance with regulations made under section 4 of the Banking Act 1987. The issuer of this Note is [NAME OF ISSUER], which is not an authorised institution or a European authorised institution (as such terms are defined in the Banking Act 1987 (Exempt Transactions) Regulations 1997). Repayment of the principal and payment of any interest or premium in connection with this Note have been guaranteed by 3[           ], [which is not] [none of which is] an authorised institution or a European authorised institution.]

Series Number: [            ]                                                                    Serial Number: [            ]

[ANY UNITED STATES PERSON WHO (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.]4

[By accepting this obligation, the holder represents and warrants that it is not a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code of the United States and the regulations thereunder) and that it is not acting for or on behalf of a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code and the regulations thereunder).]5

[NAME OF ISSUER]
(incorporated in 6[           ] with limited liability)

PERMANENT GLOBAL NOTE

in respect of

1 Unless otherwise permitted, text to be included for all Notes (including Notes denominated in sterling) in respect of which the issue proceeds are accepted by the Issuer in the UK.
2 Include “commercial paper” if Notes must be redeemed before their first anniversary. Include “shorter” if Notes may not be redeemed before their first anniversary but must be redeemed before their third anniversary. Include “longer” if Notes may not be redeemed before their third anniversary.
3 Insert names of Guarantor(s). If Unilever N.V. is a Guarantor then refer to “Unilever N.V., a company having its corporate seat in Rotterdam, The Netherlands”.
4 Include bracketed language on all Notes with maturities of more than 183 days.
5 Include bracketed language on all Notes issued by Unilever Capital Corporation with maturities of 183 days or less.
6 Insert jurisdiction of incorporation of Issuer and, if Unilever N.V. is Issuer, include “and having its corporate seat in Rotterdam, The Netherlands”.

[principal amount of Global Note]

representing up to

     [Aggregate principal amount of Series]

[Title of Notes]

unconditionally and irrevocably guaranteed by
1[            ]

This Global Note is issued in respect of [principal amount of Global Note] in principal amount of an issue of [aggregate principal amount of Series] in aggregate principal amount of [title of Notes] (the “Notes”) by [NAME OF ISSUER] (the “Issuer”) and has the benefit of the guarantee (the “Guarantee”) of [           ] (the “Guarantor[s]”) contained in the Trust Deed as defined below. The Notes are constituted by a trust deed dated 22nd July, 1994 (the “Trust Deed”, which expression shall include any amendments or supplements thereto) made between the Issuer and the other parties named therein as issuers, the Guarantor[s] and the other parties named therein as guarantors and The Law Debenture Trust Corporation p.l.c. as trustee (the “Trustee”, which expression shall include any successor to The Law Debenture Trust Corporation p.l.c. in its capacity as such for the holders of the Notes from time to time).

The Issuer for value received promises, all in accordance with the Conditions (as defined in the Trust Deed) of the Notes and the pricing supplement (the “Pricing Supplement”) prepared in relation to the Notes, to pay to the bearer upon surrender hereof on [maturity date] [by [           ] [equal] successive [semi-annual/quarterly/other] instalments on the dates specified in the Conditions]2 or on such earlier date as the same may become payable in accordance therewith the principal sum of [denomination in words and numeral] [(as reduced from time to time in accordance with the Conditions)] or such other redemption amount as may be specified therein [and to pay in arrear on the dates specified therein interest on such principal amount at the rate or rates specified therein], all subject to and in accordance with the Conditions.

The bearer of this Global Note is entitled to the benefit of the same obligations on the part of the Issuer as if such bearer were the bearer of the Notes represented hereby, and all payments under and to the bearer of this Global Note shall be valid and effective to satisfy and discharge the corresponding liabilities of the Issuer in respect of the Notes.

1 Insert names of Guarantor(s).
2 Insert only where Notes are Instalment Notes.

If so specified in the relevant Pricing Supplement, this Global Note is exchangeable in whole (but not in part only) for definitive Notes (“Definitive Notes”) in substantially the form (subject to completion) set out in the Third Schedule to the Trust Deed and/or if so specified in the relevant Pricing Supplement for registered notes (“Registered Notes”) in substantially the form (subject to completion) set out in the Fourth Schedule to the Trust Deed upon the exercise of the relevant option by the bearer hereof and, unless otherwise specified in the relevant Pricing Supplement, at the cost of the Issuer. In order to exercise such option, the bearer hereof must, not less than forty-five days before the date upon which the delivery of such Definitive Notes or Registered Notes is required, deposit this Global Note with ABN AMRO Bank N.V. as principal paying agent (the “Principal Paying Agent”) which expression shall include any successor to ABN AMRO Bank N.V. in its capacity as such) at its specified office with the form of exchange endorsed hereon duly completed. This Global Note will, in any event, be exchangeable in whole, but not in part, (at the cost of the Issuer) for Definitive Notes and/or Registered Notes if any Note becomes due and repayable following an Event of Default (as defined in Condition 10A) and is not duly redeemed (and the funds required for such redemption are not available to the Principal Paying Agent for the purposes of affecting such redemption) by 6.00 p.m. (London time) on the thirtieth day after the time at which such Notes become immediately redeemable, or if either Euroclear Bank S.A./N.V. as operator of the Euroclear System or Clearstream Banking société anonyme or the operator of any other relevant clearing system should cease to operate as a clearing system (other than by reason of public holidays) or should announce an intention permanently to cease business, and it shall not be practicable to transfer the Notes to another clearing system within 90 days. Any Registered Notes shall be made available in exchange in accordance with the terms and conditions applicable to the Notes represented hereby and by the provisions of the Paying Agency Agreement dated 22nd July, 1994 made, inter alia, between the Issuer and the other parties named therein as issuers, the Guarantor[s] and the other parties thereto named as guarantors, the Trustee, the Principal Paying Agent and the various agents and the registrar named therein (which shall apply as if the bearer of this Global Note were the bearer of the Notes represented hereby).

[On any occasion on which a payment of interest is made in respect of this Global Note, the Issuer shall procure that the same is noted on the Schedule hereto.]

On any occasion on which a payment of principal or redemption amount is made in respect of this Global Note or on which this Global Note is exchanged as aforesaid or on which any Notes represented by this Global Note are to be cancelled, the Issuer shall procure that (i) the aggregate principal amount of the Notes in respect of which such payment is made (or, in the case of a partial payment, the corresponding part thereof) or which are delivered in definitive form or which are to be cancelled and (ii) the remaining principal amount of this Global Note (which shall be the previous principal amount hereof less the amount referred to at (i) above) are noted on the

Schedule hereto, whereupon the principal amount of this Global Note shall for all purposes be as most recently so noted.

Insofar as the Temporary Global Note by which the Notes were initially represented has been exchanged in part only for this Global Note and is then to be further exchanged as to the remaining principal amount or part thereof for this Global Note, then upon presentation of this Global Note to the Principal Paying Agent at its specified office in relation to the Notes and to the extent that the aggregate principal amount of such Temporary Global Note is then reduced by reason of such further exchange, the Issuer shall procure that (i) the aggregate principal amount of the Notes in respect of which such further exchange is then made and (ii) the new principal amount of this Global Note (which shall be the previous principal amount hereof plus the amount referred to at (i) above) are noted on the Schedule hereto, whereupon the principal amount of this Global Note shall for all purposes be as most recently noted.

This Global Note is governed by, and will be construed in accordance with, English law.

[The Issuer has, in the Trust Deed, agreed for the benefit of the Trustee and the Holders of the Notes that the courts of England shall have jurisdiction to hear and determine any suit, action, proceedings which may arise out of or in connection with the Trust Deed or the Notes (“Proceedings”) and, for such purposes, irrevocably submitted to the jurisdiction of such courts. The Issuer has, in the Trust Deed, agreed that the process by which any Proceedings in England are begun may be served on it by being posted in a prepaid registered or recorded delivery letter addressed to it at the address set out in Clause 31 of the Trust Deed for the time being of Unilever PLC. Nothing contained herein or in the Trust Deed shall affect the right to serve process in any other manner permitted by law. The submission to the jurisdiction of the courts of England shall not (and shall not be construed so as to) limit the right of the Trustee or the holders of the Notes or any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.]1

[The Issuer has, in the Trust Deed, agreed for the benefit of the Trustee and the Holders of the Notes that the courts of England shall have jurisdiction to hear and determine any suit, action, proceedings which may arise out of or in connection with the Trust Deed or the Notes (“Proceedings”) and, for such purposes, irrevocably submitted to the jurisdiction of such courts, save that, in respect of Notes issued under the Trust Deed which are denominated in the lawful currency of Switzerland and

1 Insert where Issuer is not incorporated in England or Wales.

in respect of which it is specified in the relevant Pricing Supplement that such Notes are to be listed on the SWX Swiss Exchange, each of the parties hereto irrevocably agrees, for the benefit only of the Trustee and the holders of such Notes that the ordinary courts of the Canton of Zurich, place of jurisdiction being Zurich 1, Switzerland, shall have non-exclusive jurisdiction to hear and determine Proceedings. The Issuer has, in the Trust Deed, agreed that the process by which any Proceedings in England are begun may be served on it by being posted in a prepaid registered or recorded delivery letter addressed to it at the address set out in Clause 31 of the Trust Deed of Unilever PLC. Nothing contained herein or in the Trust Deed shall affect the right to serve process in any other manner permitted by law. The submission to the jurisdiction of the courts of England shall not (and shall not be construed so as to) limit the right of the Trustee or the Holders of the Notes or any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.]1

This Global Note shall not be valid for any purpose until authenticated for and on behalf of ABN AMRO Bank N.V. as Principal Paying Agent.

AS WITNESS the manual signature[s] of [two directors]2 [a duly authorised officer] on behalf of the Issuer.

[NAME OF ISSUER]

By:    [manual signature] and [second signatory where appropriate]
          (duly authorised)

ISSUED in London as of [           ] [          ]

AUTHENTICATED for and on behalf of
ABN AMRO Bank N.V.
as Principal Paying Agent
without recourse, warranty or liability

By:    [manual signature]
          (duly authorised)

1 Insert where Notes are denominated in Swiss Francs and are to be listed on the SWX Swiss Exchange.
2 Applicable where Issuer is Unilever N.V.

EXCHANGE NOTICE

............................................, being the bearer of this Global Note at the time of its deposit with the Principal Paying Agent at its specified office for the purposes of the Notes, hereby exercises the option to have this Global Note exchanged in whole for [Notes in definitive/registered form/[          ] in aggregate principal amount of Notes in definitive form and [           ] in aggregate principal amount of Notes in registered form] and directs that such Notes in definitive form be made available for collection by it from the Principal Paying Agent’s specified office and that such Notes in registered form be made available in accordance with the terms and conditions applicable to the Registered Notes represented hereby and the Paying Agency Agreement.

..................................................................

By:

(duly authorised)

THE SCHEDULE

Payments, Delivery of Definitive Notes and/or Registered Notes, further exchanges of the Temporary Global Note and Cancellation of Notes

Date of payment, delivery, further exchange of Temporary Global Note or cancellation	Amount of interest then paid	Amount of principal or, as the case may be, redemption amount then paid	Aggregate principal amount of Definitive or Registered Notes then delivered	Aggregate principal amount of further exchanges of Temporary Global Note	Current principal amount of this Global Note	Authorised Signatures

THE THIRD SCHEDULE
Form of Definitive Note (“ISMA” format)

PART A

1[This Note constitutes 2[[commercial paper]/[a shorter/a longer] term debt security] issued in accordance with regulations made under section 4 of the Banking Act 1987. The issuer of this Note is [NAME OF ISSUER], which is not an authorised institution or a European authorised institution (as such terms are defined in the Banking Act 1987 (Exempt Transactions) Regulations 1997). Repayment of the principal and payment of any interest or premium in connection with this Note have been guaranteed by 3 [            ],
[which is not] [none of which is] an authorised institution or a European authorised institution.]

[On the face of the Notes:]

[Denomination]

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.]4

[By accepting this obligation, the holder represents and warrants that it is not a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code of the United States and the regulations thereunder) and that it is not acting for or on behalf of a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code and the regulations thereunder).]5

1 Unless otherwise permitted, text to be included for all Notes (including Notes denominated in sterling) in respect of which the issue proceeds are accepted by the Issuer in the UK.
2 Include “commercial paper” if Notes must be redeemed before their first anniversary. Include “shorter” if Notes may not be redeemed before their first anniversary but must be redeemed before their third anniversary. Include “longer” if Notes may not be redeemed before their third anniversary.
3 Insert name of Guarantor.
4 Include bracketed language on all Notes with maturities of more than 183 days.
5 Include bracketed language on all Notes issued by Unilever Capital Corporation with maturities of 183 days or less.

[UNILEVER N.V., a company having its corporate seat in Rotterdam, The
Netherlands/UNILEVER PLC/UNILEVER CAPITAL CORPORATION]1

[Aggregate principal amount of Series]
[Title of Notes]

unconditionally and irrevocably guaranteed by

     [UNILEVER PLC/UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands/UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands, UNILEVER PLC
AND UNILEVER UNITED STATES, INC. on a joint and several basis]1

This [title of Notes] forms one of a series of [title of Notes] (the “Notes”) in an aggregate principal amount of [insert aggregate principal amount of series] issued by [Unilever N.V./Unilever PLC/Unilever Capital Corporation] as issuer (the “Issuer”) and has the benefit of the guarantee of [Unilever PLC/Unilever N.V./Unilever N.V., Unilever PLC and Unilever United States, Inc. on a joint and several basis]1 (the “Guarantor” contained in the trust deed defined below) and is issued pursuant to a trust deed (the “Trust Deed” which expression shall include any amendments or supplements thereto) dated 22nd July 1994 and made between, inter alios, the Issuer and the other companies named therein as issuers, the Guarantor and The Law Debenture Trust Corporation p.l.c., as trustee.

The Issuer for value received promises, all in accordance with the terms and conditions [endorsed hereon/attached hereto/incorporated by reference herein] and the Pricing Supplement referred to therein and prepared in relation to the Notes and the Trust Deed, to pay to the bearer upon surrender hereof on [maturity date] [by [          ] [equal] successive [semi-annual/quarterly/other] instalments on the dates specified in the Pricing Supplement]2 or on such earlier date as the same may become payable in accordance therewith the principal amount of:

[denomination in words and numerals]

[(as reduced from time to time in accordance with such terms and conditions)]2 or such other redemption amount as may be specified therein [and to pay in arrear on the dates specified therein interest on the principal amount hereof [(as reduced from time to time in accordance with such terms and conditions)]2 at the rate or rates specified therein]3.

1 Amend as appropriate.
2 Insert only where Notes are Instalment Notes.
3 Insert only where Notes are interest bearing.

[Each transaction regarding this Note which involves physical delivery thereof shall be registered in accordance with the provisions of the agreement of 2nd February, 1987 on the subject of the adoption of a more precise uniform code of conduct regarding bearer savings certificates, entered into in connection with the Wet inzake spaarbewijzen (Savings Certificates Act) of 21st May, 1985 (the “Agreement”), unless this Note qualifies as commercial paper or as a certificate of deposit (as referred to in the Agreement) and the transaction is between a professional lender and a professional borrower.]4

[This Note shall not]5 [Neither this Note nor any of the interest coupons appertaining hereto shall]6 be valid for any purpose until this Note has been authenticated for and on behalf of as principal paying agent.

This Note is governed by, and shall be construed in accordance with, English law.

AS WITNESS the facsimile signature[s] of [two directors]7 [a duly authorised officer] on behalf of the Issuer.

[UNILEVER N.V./UNILEVER PLC/UNILEVER CAPITAL CORPORATION]8

By:   [manual or facsimile signature]
         (duly authorised)

ISSUED in London as of [          ] [           ]

AUTHENTICATED for and on behalf of
ABN AMRO Bank N.V.
as principal paying agent
without recourse, warranty or liability

By:    [manual signature]
          (duly authorised)

[Where no provision is made for separate coupons for the payment of interest the appropriate grid to record payments of principal and/or interest, as the case may be, should be included.]

4 Include on zero coupon bearer Notes and other bearer Notes on which no interest becomes due during their tenor (“spaarbewijzen” as defined in the Savings Certificates Act) which are (i) physically issued in the Netherlands or distributed in the Netherlands in the course of their initial distribution or immediately thereafter and (ii) not listed on the AEX stock exchange.
5 Insert only where Notes are not interest bearing.
6 Insert only where Notes are interest bearing.
7 Applicable where Issuer is Unilever N.V.
8 Amend as appropriate.

[On the reverse of the Notes:]

TERMS AND CONDITIONS

[As set out in the Fifth Schedule and as amended by the relevant Pricing Supplement]

[At the foot of the Terms and Conditions:]

PRINCIPAL PAYING AGENT

ABN AMRO Bank N.V.
Herengracht 595
1017 CE Amsterdam

PAYING AGENTS

BNP PARIBAS GIS Emetteurs Les Collines de l’Arche 92057 Paris La Défense	BNP Paribas Luxembourg 10A boulevard Royal L-2093 Luxembourg

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

PART B

Forms of Coupon

[Attached to the Notes (interest-bearing, fixed rate and having Coupons):]

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.] 1

[By accepting this obligation, the holder represents and warrants that it is not a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code of the United States and the regulations thereunder) and that it is not acting for or on behalf of a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code and the regulations thereunder).]2

[UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands/UNILEVER PLC/UNILEVER CAPITAL CORPORATION]3

Unconditionally and irrevocably guaranteed by
[UNILEVER PLC/UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands/UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands, UNILEVER PLC AND UNILEVER UNITED STATES, INC. on a joint and several basis]3

[Amount and title of Notes]          [Serial Number:          ]

Coupon for [          ] due on [          ]

This Coupon is payable to bearer (subject to the terms and conditions [endorsed on/attached to/incorporated by reference to] the [title of Notes] (the “Note”) to which this Coupon appertains and the pricing supplement referred to therein, which shall be binding on the Holder of this Coupon whether or not it is for the time being attached to such Note) at the office of the Principal Paying Agent or any of the Paying Agents set out on the reverse hereof (or any other or further paying agents and/or specified offices from time to time duly appointed and notified to the Noteholders).

1 Include bracketed language on all Notes with maturities of more than 183 days.
2 Include bracketed language on all Notes issued by Unilever Capital Corporation with maturities of 183 days or less.
3 Amend as appropriate.

[The Note to which this Coupon appertains may, in certain circumstances specified in such terms and conditions, fall due for redemption before the due date in relation to this Coupon. In such event, this Coupon will become void and no payment will be made in respect hereof.]1

[          ]

[UNILEVER N.V./UNILEVER PLC/UNILEVER CAPITAL CORPORATION]2

By:    [manual or facsimile signature]
          (duly authorised)

1 Delete if the Coupons are not to become void upon early redemption of the Note(s).
2 Amend as appropriate.

[On the reverse of each Coupon]

PRINCIPAL PAYING AGENT

ABN AMRO Bank N.V.
Herengracht 595
1017 CE Amsterdam

PAYING AGENTS

BNP PARIBAS GIS Emetteurs Les Collines de l’Arche 92057 Paris La Défense	BNP Paribas Luxembourg 10A boulevard Royal L-2093 Luxembourg

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

PART C

[Attached to the Notes (interest-bearing, floating rate and having Coupons):]

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.] 1

[By accepting this obligation, the holder represents and warrants that it is not a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code of the United States and the regulations thereunder) and that it is not acting for or on behalf of a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code and the regulations thereunder).]2

[UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands/UNILEVER PLC/UNILEVER CAPITAL CORPORATION]3

Unconditionally and irrevocably guaranteed by
[UNILEVER PLC/UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands/UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands, UNILEVER PLC AND UNILEVER UNITED STATES, INC. on a joint and several basis]3

[Amount and title of Notes]

Coupon for the amount of interest due on [           ]

Such amount is payable (subject to the terms and conditions [endorsed on/attached to/incorporated by reference to] the [title of Notes] (the “Notes”) to which this Coupon appertains and the pricing supplement referred to therein, which shall be binding on the Holder of this Coupon whether or not it is for the time being attached to such Note) at the office of the Principal Paying Agent or any of the Paying Agents set out on the reverse hereof (or any other or further paying agents and/or specified offices from time to time duly appointed and notified to the Noteholders).

[The Note to which this Coupon appertains may, in certain circumstances specified in such terms and conditions, fall due for redemption before the due date in relation to

1 Include bracketed language on all Notes with maturities of more than 183 days.
2 Include bracketed language on all Notes issued by Unilever Capital Corporation with maturities of 183 days or less.
3 Amend as appropriate.

this Coupon. In such event, this Coupon will become void and no payment will be made in respect hereof.]1

[           ]

[UNILEVER N.V./UNILEVER PLC/UNILEVER CAPITAL CORPORATION]2

By: [manual or facsimile signature]
        (duly authorised)

1 Delete if the Coupons are not to become void upon early redemption of the Notes.
2 Amend as appropriate.

[On the reverse of each Coupon:]

PRINCIPAL PAYING AGENT

ABN AMRO Bank N.V.
Herengracht 595
1017 CE Amsterdam

PAYING AGENTS

BNP PARIBAS GIS Emetteurs Les Collines de l’Arche 92057 Paris La Défense	BNP Paribas Luxembourg 10A boulevard Royal L-2093 Luxembourg

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

PART D

Form of Talon

[Attached to the Notes (interest-bearing and having Coupons or, as the case may be, being Instalment Notes):]

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.] 1

[By accepting this obligation, the holder represents and warrants that it is not a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code of the United States and the regulations thereunder) and that it is not acting for or on behalf of a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code and the regulations thereunder).]2

[UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands/UNILEVER PLC/UNILEVER CAPITAL CORPORATION]3

Unconditionally and irrevocably guaranteed by
[UNILEVER PLC/UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands/UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands, UNILEVER PLC AND UNILEVER UNITED STATES, INC. on a joint and several basis]3

[Amount and title of Notes]

Talon for further [Coupons/Receipts]3

After all the [Coupons/Receipts] appertaining to the Note to which this Talon appertains have matured, further [Coupons/Receipts] [(including a Talon for further [Coupons/Receipts])] will be issued at the specified office of the Principal Paying Agent or any of the Paying Agents set out on the reverse hereof (or any other or further paying agents and/or specified offices from time to time duly given in accordance with the terms and conditions [endorsed on/attached to/incorporated by reference to] the [title of Notes] (the “Notes”) to which this Talon appertains and the pricing supplement referred to therein (which shall be binding on the Holder of this Talon whether or not it is for the time being attached to such Note) upon

1 Include bracketed language on all Notes with maturities of more than 183 days.
2 Include bracketed language on all Notes issued by Unilever Capital Corporation with maturities of 183 days or less.
3 Amend as appropriate.

production and surrender of this Talon. The initial Paying Agents and their specified offices are set out on the reverse hereof.

Under the said terms and conditions, such Notes may, in certain circumstances, fall due for redemption before the original due date for exchange of this Talon and in any such event this Talon shall become void and no exchange shall be made in respect hereof.

[           ]

[UNILEVER N.V./UNILEVER PLC/UNILEVER CAPITAL CORPORATION]1

By: [manual or facsimile signature]
        (duly authorised)

1 Amend as appropriate.

[On the reverse of each Talon:]

PRINCIPAL PAYING AGENT

ABN AMRO Bank N.V.
Herengracht 595
1017 CE Amsterdam

PAYING AGENTS

BNP PARIBAS GIS Emetteurs Les Collines de l’Arche 92057 Paris La Défense	BNP Paribas Luxembourg 10Aboulevard Royal L-2093 Luxembourg

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

PART E

Form of Receipt

[Attached to Instalment Notes:]

[ANY UNITED STATES PERSON (AS DEFINED IN THE INTERNAL REVENUE CODE OF THE UNITED STATES) WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.] 1

[By accepting this obligation, the holder represents and warrants that it is not a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code of the United States and the regulations thereunder) and that it is not acting for or on behalf of a United States person (other than an exempt recipient described in Section 6049(b)(4) of the Internal Revenue Code and the regulations thereunder).]2

[UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands/UNILEVER PLC/UNILEVER CAPITAL CORPORATION]3

Unconditionally and irrevocably guaranteed by
[UNILEVER PLC/UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands/UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands, UNILEVER PLC AND UNILEVER UNITED STATES, INC. on a joint and several basis]3

Receipt of the sum of [ ] being the instalment of principal payable in accordance with the terms and conditions [endorsed on/attached to/incorporated by reference to] the [title of Notes] (the “Notes”) to which this Receipt appertains and the pricing supplement referred to therein (the “Conditions”).

This Receipt is issued subject to and in accordance with the Conditions which shall be binding upon the Holder of this Receipt (whether or not it is for the time being attached to such Note) and is payable against presentation and surrender of this Receipt, at the office of the Principal Paying Agent or any of the Paying Agents set out on the reverse of the Note to which this Receipt appertains (or any other or further paying agents

1 Include bracketed language on all Notes with maturities of more than 183 days.
2 Include bracketed language on all Notes issued by Unilever Capital Corporation with maturities of 183 days or less.
3 Amend as appropriate.

and/or specified offices from time to time duly appointed and notified to the Noteholders).

This Receipt must be presented for payment together with the Note to which it appertains. If the Note to which this Receipt appertains shall have become due and payable on or before the maturity date of this Receipt, this Receipt shall become void and no payment shall be made in respect of it. The Issuer shall have no obligation in respect of this Receipt if it is presented without the Note to which it appertains.

[UNILEVER N.V./UNILEVER PLC/UNILEVER CAPITAL CORPORATION]1

By: [facsimile signature]
        (duly authorised)

1 Amend as appropriate.

[On the reverse of each Receipt:]

PRINCIPAL PAYING AGENT

ABN AMRO Bank N.V.
Herengracht 595
1017 CE Amsterdam

PAYING AGENTS

BNP PARIBAS GIS Emetteurs Les Collines de l’Arche 92057 Paris La Défense	BNP Paribas Luxembourg 10A boulevard Royal L-2093 Luxembourg

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

THE FOURTH SCHEDULE
Form of Registered Note

Series Number: [            ]                                                                                        Serial Number: [          ]

1[This Note constitutes 2[[commercial paper]/[a shorter/a longer] term debt security] issued in accordance with regulations made under section 4 of the Banking Act 1987. The issuer of this Note is [NAME OF ISSUER], which is not an authorised institution or a European authorised institution (as such terms are defined in the Banking Act 1987 (Exempt Transactions)Regulations 1997). Repayment of the principal and payment of any interest or premium in connection with this Note have been guaranteed by 3[ ], [which is not] [none of which is] an authorised institution or a European authorised institution.]

THIS NOTE IS NOT BEING REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THE HOLDER HEREOF, BY PURCHASING THIS NOTE AGREES FOR THE BENEFIT OF THE ISSUER THAT THIS NOTE MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1) TO THE ISSUER, (2) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT, PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, AND TO WHOM NOTICE HAS BEEN GIVEN THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH RULE 144 OR 145 OR REGULATION S UNDER THE SECURITIES ACT.

[UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands/UNILEVER PLC/UNILEVER CAPITAL CORPORATION]

[Aggregate principal amount of Series]

[Title of Notes]

unconditionally and irrevocably guaranteed by

[UNILEVER PLC/UNILEVER N.V., a company having its corporate seat in Rotterdam, The Netherlands/UNILEVER N.V., a company having its corporate

1 Unless otherwise permitted, text to be included for all Notes (including Notes denominated in sterling) in respect of which the issue proceeds are accepted by the Issuer in the UK.
2 Include “commercial paper” if Notes must be redeemed before their first anniversary. Include “shorter” if Notes may not be redeemed before their first anniversary but must be redeemed before their third anniversary. Include “longer” if Notes may not be redeemed before their third anniversary.
3 Insert name of Guarantor(s).

seat in Rotterdam, The Netherlands, UNILEVER PLC AND UNILEVER UNITED STATES, INC. on a joint and several basis]1

This [title of Notes] forms one of a series of [title of Notes] (the “Notes”) in an aggregate principal amount of [insert aggregate principal amount of series] issued by [Unilever N.V./Unilever PLC/Unilever Capital Corporation] (the “Issuer”) and has the benefit of the Guarantee of [Unilever PLC/Unilever N.V./Unilever N.V., Unilever PLC and Unilever United States, Inc. on a joint and several basis]4 (the “Guarantor”) in the trust deed defined below and issued pursuant to a trust deed (the “Trust Deed”, which expression shall include any amendments or supplements thereto) dated as of 22nd July 1994 and made between, inter alios, the Issuer, the Guarantor and The Law Debenture Trust Corporation p.l.c. as trustee.

The Issuer for value received promises, all in accordance with the Conditions (as defined in the Trust Deed) and the Pricing Supplement referred to therein and prepared in relation to the Notes and the Trust Deed, to pay to of

(being the person registered in the register referred to below or, if more than one person is so registered, the first-named of such persons) [on [maturity date] or] on such [earlier] date as the same may become payable in accordance therewith the principal sum of:

[denomination in words and numerals]

[(as reduced from time to time in accordance with such terms and conditions)]2 or such other redemption amount as may be specified therein [and to pay in arrear on the dates specified therein interest on the principal amount hereof [(as reduced from time to time in accordance with such terms and conditions)]2 at the rate or rates specified therein]3.

This Note is evidence of entitlement only. Title to the Notes passes only on due registration in the Register maintained by

1 Amend as appropriate.
2 Insert only where Notes are Instalment Notes.
3 Insert only where Notes are interest bearing.

[           ]1 as registrar, and only the duly registered Holder or if more than one person is so registered, the first person so registered is entitled to payment in respect of this [title of the Notes].

2[This Note constitutes 3[[commercial paper]/[a shorter/a longer] term debt security] issued in accordance with regulations made under section 4 of the Banking Act 1987. The issuer of this Note is [NAME OF ISSUER], which is not an authorised institution or a European authorised institution (as such terms are defined in the Banking Act 1987 (Exempt Transactions) Regulations 1997). Repayment of the principal and payment of any interest or premium in connection with this Note have been guaranteed by 4[           ], [which is not] [none of which is] an authorised institution or a European authorised institution.]

This Note is governed by, and shall be construed in accordance with, English law.

This Note shall not be valid for any purpose until this Note has been authenticated for and on behalf of [           ], as registrar.

AS WITNESS the facsimile signature[s] of [two directors]5 [a duly authorised officer] on behalf of the Issuer.

By: [manual or facsimile signature]
        (duly authorised)

ISSUED in London as of [          ] [          ]

AUTHENTICATED for and on behalf of
[           ]
as registrar without recourse, warranty or liability

By: [manual signature]
        (duly authorised)

1 Insert name of the relevant Registrar.
2 Unless otherwise permitted, text to be included for all Notes (including Notes denominated in sterling) in respect of which the issue proceeds are accepted by the Issuer in the UK.
3 Include “commercial paper” if Notes must be redeemed before their first anniversary. Include “shorter” if Notes may not be redeemed before their first anniversary but must be redeemed before their third anniversary. Include “longer” if Notes may not be redeemed before their third anniversary.
4 Insert name of Guarantor(s).
5 Applicable where Issuer is Unilever N.V.

FORM OF TRANSFER

FOR VALUE RECEIVED______________________________________ , being the registered Holder of this [title of Notes], hereby transfers to____________________________________ of ___________________________________________ in principal amount of this Note and irrevocably requests and authorises [           ]1, in its capacity as registrar in relation to the Notes (or any successor to [           ]1, in its capacity as such) to effect the relevant transfer by means of appropriate entries in the register kept by it.

Dated:____________________________________

By:
        (duly authorised)

Notes:

The signature to this form of transfer must correspond with the name of the registered Holder as it appears on the face of this Note.

(i)	A representative of such registered Holder should state the capacity in which he signs e.g. executor.
(ii)	The signature of the person effecting a transfer shall conform to any list of duly authorised specimen signatures supplied by the registered Holder or be certified by a recognised bank, notary public or in such manner as the Registrar may require.

(iii)	Any transfer of Notes shall be for such amounts or such multiples of the currency of denomination as may be specified in the relevant Pricing Supplement.

1 Insert name of relevant registrar.

THE FIFTH SCHEDULE

Terms and Conditions of the Notes

The following is the text of the terms and conditions of the Notes which (subject to completion and amendment) will be applicable to each Tranche of Notes provided, however, that the relevant Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these terms and conditions, replace the following terms and conditions for the purposes of such Tranche of Notes.

The Notes are constituted by a trust deed dated 22nd July, 1994 (the “Trust Deed”, which expression shall include any amendments or supplements thereto or any restatement thereof) made between Unilever N.V. (“N.V.”), Unilever PLC (“PLC”) and Unilever Capital Corporation (“UCC”) (the “Issuers” and each an “Issuer”, which expression shall include any Group Company (as defined below) which becomes an Issuer as contemplated by Condition 15), N.V., PLC and Unilever United States, Inc. (“UNUS”) as guarantors of the Notes as hereinafter described (the “Guarantors”) and The Law Debenture Trust Corporation p.l.c. (the “Trustee”, which expression shall include any successor to The Law Debenture Trust Corporation p.l.c. in its capacity as such) as trustee for the holders of each Series of the Notes (the “Noteholders”). Pursuant to the Trust Deed, the Notes issued by (i) N.V. are guaranteed unconditionally and irrevocably by PLC, (ii) PLC are guaranteed unconditionally and irrevocably by N.V., and (iii) UCC are guaranteed unconditionally and irrevocably on a joint and several basis by N.V., PLC and UNUS.

Certain statements herein are summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Notes and of the interest coupons, if any, appertaining to the Notes (the “Coupons”) and the receipts, if any, in respect of instalments of principal (the “Receipts”). The Notes, the Coupons and the Receipts also have the benefit of a Paying Agency Agreement dated 22nd July, 1994 (the “Paying Agency Agreement”, which expression shall include any amendments or supplements thereto or any restatement thereof) made between N.V., PLC, UCC and UNUS in their capacities as Issuers and Guarantors, ABN AMRO Bank N.V. as principal paying agent (the “Principal Paying Agent”, which expression shall include any successor to ABN AMRO Bank N.V. in its capacity as such and any substitute or additional principal paying agent appointed in accordance with the Paying Agency Agreement) and as principal registrar (the “Principal Registrar”, which expression shall include any successor to ABN AMRO Bank N.V. in its capacity as such), the paying agents named therein (the “Paying Agents”, which expression shall, unless the context otherwise requires, include the Principal Paying Agent and any substitute or additional paying agents appointed in accordance with the Paying Agency Agreement) and the Trustee. Noteholders and the holders of the Coupons (the “Couponholders”) and the holders of Receipts (the “Receiptholders”) are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed and the Paying Agency Agreement. Copies of the Trust Deed and the Paying Agency Agreement are available for inspection during normal business hours at the registered office for the time being of the Trustee (being at the date of this Information Memorandum at Fifth Floor, 100 Wood Street, London EC2V 7EX) and at the specified office of each of the Paying Agents and the Registrars (as defined in Condition 5(b)).

The Notes are issued in series (each a “Series”), and each Series may comprise one or more tranches (“Tranches” and each a “Tranche”) of Notes. Each Tranche will be the subject of a pricing supplement (a “Pricing Supplement”) prepared by, or on behalf of, the Issuer a copy of which will, in the case of a Tranche of Notes which is to be listed on the Official List of the UK Listing Authority (the “UKLA”) and/or the Official Segment of the stock market of Euronext Amsterdam N.V. (“Euronext Amsterdam”), be lodged with the UKLA and the London Stock Exchange and/or Euronext Amsterdam and be available for inspection at the specified office of each of the Paying Agents appointed in respect of such Notes or, as the case may be, the Registrar and, in the case of a Tranche of Notes which is not to be listed on the Official List of the UKLA or Euronext Amsterdam or any other stock exchange, a copy of which will only be available for inspection at the specified office of each of the Paying Agents appointed in respect of such Notes or, as the case may be, the Registrar by a Holder (as defined in Condition 5(a)) or, as the case may be, a Relevant Account Holder (as defined in the Trust Deed) in respect of such Notes.

In these Terms and Conditions, unless otherwise expressly stated, references to Notes are to Notes of the relevant Series (and, where the context permits, shall be deemed to include Receipts appertaining to such Notes), references to Receipts are references to Receipts appertaining to Notes of the relevant Series, references to Coupons are to Coupons appertaining to Notes of the relevant Series, references to the Issuer are to the Issuer of such Notes, references to the Guarantor(s) are references to the Guarantor or Guarantors (as the case may be) of such Issuer’s obligations under such Notes and references to the Paying Agents are references to the Paying Agents appointed in respect of such Notes. Subject thereto, capitalised terms shall, unless defined herein, have the meanings ascribed thereto in the Trust Deed.

1. FORM AND DENOMINATION

(a) Notes are issued in bearer form or in registered form, as specified in the relevant Pricing Supplement. This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, a Variable Coupon Amount Note, a High Interest Note, a Low Interest Note, a Step-up Note or a Step-down Note depending upon the Interest Basis shown on its face, and a Fixed Redemption Amount Note or a Variable Redemption Amount Note depending on the Redemption Basis shown on its face. All payments in respect of this Note shall be made in the currency shown on its face unless it is stated on its face to be a Dual Currency Note (which for the purposes of these Terms and Conditions shall include Reverse Dual Currency Notes, Optional Dual Currency Notes, and any other Note in respect of which payments shall or may, at the option of the Issuer or any Holder, be made in more than one currency), in which case payments shall or may be made at the option and on the basis stated in the relevant Pricing Supplement.

Form of Bearer Notes

(b) Each Tranche of Notes issued in bearer form (“Bearer Notes”) will be represented upon issue by a temporary global note (a “Temporary Global Note”) in substantially the form (subject to amendment and completion) scheduled to the Trust Deed. On or after the date (the “Exchange Date”) which is 40 days after the completion of distribution of the Notes of the relevant Tranche and provided certification as to the beneficial ownership thereof as required by U.S. Treasury regulations (in the form set out in the Temporary Global Note or such other form as may replace it) has been received, interests in the Temporary Global Note may be exchanged for:

(i)	interests in a permanent global note (a “Permanent Global Note”) representing the Notes of that Tranche and in substantially the form (subject to amendment and completion) scheduled to the Trust Deed; or

(ii)	definitive Notes in bearer form (“Definitive Notes”) which will be serially numbered and in substantially the form (subject to amendment and completion) scheduled to the Trust Deed and, in the case of a Series comprising both Bearer Notes and Notes in registered form (“Registered Notes”), Registered Notes in global or definitive form.

If interests in the Temporary Global Note are exchanged for interests in a Permanent Global Note pursuant to clause (i) above, interests in such Permanent Global Note may thereafter be exchanged for Notes described in clause (ii) above.

Each exchange of an interest in a Temporary Global Note for an interest in a Permanent Global Note or for a Definitive Note, and each exchange of an interest in a Permanent Global Note for a Definitive Note, shall be made outside the United States.

(c) If any date on which a payment of interest is due on the Notes of a Tranche occurs while any of the Notes of that Tranche are represented by the Temporary Global Note, the related interest payment will be made on the Temporary Global Note only to the extent that certification as to the beneficial ownership thereof as required by U.S. Treasury regulations (in the form set out in the Temporary Global Note or such other form as may replace it) has been received by Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or any other relevant clearing system. Payments of principal or interest (if any) on a Permanent Global Note will be made through Euroclear or Clearstream, Luxembourg without any requirement for certification.

(d) If so specified in the relevant Pricing Supplement, interests in a Permanent Global Note will be exchangeable in whole (but not in part only), at the option of the Holder of such Permanent Global Note and, unless otherwise specified in the relevant Pricing Supplement, at the Issuer’s cost, for Definitive Notes and/or (in the case of a Series comprising both Bearer and Registered Notes) Registered Notes in global or definitive form. In order to exercise such option, the Holder must, not less than 45 days before the date on which delivery of Definitive Notes or, as the case may be, Registered Notes in global or definitive form is required, deposit the relevant Permanent

Global Note with the Principal Paying Agent with the form of exchange notice endorsed thereon duly completed. Interests in a Permanent Global Note will, in any event, be exchangeable in whole (but not in part only) at the cost of the Issuer, for Definitive Notes and/or, as the case may be, Registered Notes (i) if any Note of the relevant Series becomes due and repayable following a Default (as defined in Condition 10A), or (ii) if either Euroclear or Clearstream, Luxembourg or any other relevant clearing system should cease to operate as a clearing system (other than by reason of public holiday) or should announce an intention permanently to cease business and it shall not be practicable to transfer the relevant Notes to another clearing system within 90 days.

(e) Interest-bearing Definitive Notes will, if so specified in the relevant Pricing Supplement, have endorsed thereon a grid for the recording of the payment of interest or have attached thereto at the time of their initial delivery Coupons presentation of which will be a prerequisite to the payment of interest in certain circumstances specified below. Interest-bearing Definitive Notes, if specified in the relevant Pricing Supplement as having Coupons attached, will also, if so specified in the relevant Pricing Supplement and shall, in the case of such Undated Notes (as defined in Condition 7(b)) or long-dated Notes, have attached thereto, at the time of their initial delivery, a talon (a “Talon”) for further coupons and the expression “Coupons” shall, where the context so permits, include Talons. Definitive Notes, the principal amount of which is repayable by instalments (“Instalment Notes”), will have endorsed thereon a grid for recording the repayments of principal or have attached thereto at the time of their initial delivery Receipts presentation of which will be a prerequisite to the repayment of the relevant instalment in certain circumstances specified below.

(f) The following legend will appear on all Bearer Notes with maturities of more than 183 days and (in the case of Definitive Notes) on Receipts, Coupons and Talons appertaining thereto:

“Any United States person (as defined in the Internal Revenue Code of the United States) who holds this obligation will be subject to the limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.”

The Internal Revenue Code sections referred to above provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, Receipts or Coupons and will not be entitled to capital gains treatment in respect of any gain recognised on any sale, disposition, redemption or payment of principal in respect of Notes, Receipts or Coupons.

The following legend will appear on Notes issued by Unilever Capital Corporation with maturities of 183 days or less and (in the case of Definitive Notes) on Receipts, Coupons and Talons appertaining thereto:

“By accepting this obligation, the holder represents and warrants that it is not a United States person (other than an exempt recipient described in Section 6049(b) (4) of the Internal Revenue Code of the United States and the regulations thereunder) and that it is not acting for or on behalf of a United States person (other than an exempt recipient described in Section 6049(b) (4) of the Internal Revenue Code and the regulations thereunder).”

Form of Registered Notes

(g) Registered Notes will be in substantially the form (subject to amendment and completion) scheduled to the Trust Deed. Registered Notes will not be exchangeable for Bearer Notes. Notes purchased in a private placement in the United States will be Registered Notes. Registered Notes in global form (“DTC Notes”) may be deposited with The Depository Trust Company (“DTC”) in New York.

Denomination of Bearer Notes

(h) Subject to any then applicable legal and regulatory requirements, Bearer Notes will be in the denomination or denominations (each of which denominations must be integrally divisible by each smaller denomination) specified in the relevant Pricing Supplement; provided, however, that in the case of Bearer Notes issued by Unilever Capital Corporation with a maturity of 183 days or less, the minimum denomination for a Definitive Note or an interest in a Global Note shall be U.S.$500,000 (or the equivalent thereof at exchange rates applicable on the issue date of such Note). Bearer Notes of one denomination will not be exchangeable, after their initial delivery, for Bearer Notes of any other denomination.

Denomination of Registered Notes

(i) Subject to any then applicable legal and regulatory requirements, Registered Notes will be in the minimum denomination specified in the relevant Pricing Supplement or integral multiples thereof. Registered Notes sold pursuant to Section 4(2) of the United States Securities Act of 1933 as amended (the “Securities Act”) will be subject to a minimum denomination of U.S.$500,000.

Currency of Notes

(j) Notes may be denominated in any currency (including, without limitation, the euro (as defined in Condition 8D(3)) subject to compliance with all applicable legal or regulatory requirements.

References to “Notes”

(k) For the purposes of these Terms and Conditions, references to “Notes” shall, as the context may require, be deemed to be to Temporary Global Notes, Permanent Global Notes, Definitive Notes, Registered Notes or, as the case may be, DTC Notes.

The Depository Trust Company

(l) Registered Notes denominated in United States Dollars will, if so specified in the relevant Pricing Supplement, be the subject of an application by the Issuer to DTC for the acceptance of such Registered Notes in global form into DTC’s book-entry settlement system. If such application is accepted, one or more such DTC Notes in denominations equivalent in aggregate to the aggregate principal amount of relevant Registered Notes which are to be held in such system will be issued to and deposited with, or on behalf of, DTC and registered in the name of Cede & Co., or such other person as may be nominated by DTC for the purpose, as nominee for DTC provided that no DTC Note may have a denomination of more than U.S.$400,000,000 and that, subject to such restriction, DTC Notes will always be issued in the largest possible denomination. Thereafter, such registered nominee will be the holder of record and entitled to rights in respect of each DTC Note. Accordingly, each person having a beneficial interest in a DTC Note must rely on the procedures of the participants having accounts with DTC (the “Participants”) to exercise any rights of such person. So long as Registered Notes are traded through DTC’s book-entry settlement system, ownership of the beneficial interest in the relevant DTC Note will (unless otherwise required by applicable law or regulatory requirement) be shown in, and transfers of such beneficial interest may be effected only through, records maintained by (i) DTC or its registered nominee (as to participant-interests as defined in DTC’s Rules and Regulations), or (ii) Participants having accounts with DTC, unless and until such time as definitive Registered Notes may be issued as described below.

DTC is a limited-purpose trust company organised under the New York Banking Law, a “banking organisation” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC holds securities that its Participants deposit with DTC. DTC also facilitates the clearance and settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerised book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant, either directly or indirectly (“Indirect Participants”). The Rules applicable to DTC and its Participants are on file with the United States Securities and Exchange Commission.

Pursuant to procedures established by DTC (i) upon issuance of the DTC Notes, DTC will credit the accounts of designated Participants with the principal amounts of Registered Notes purchased, and (ii) ownership of beneficial interests in the DTC Notes will be shown in, and the transfer of that ownership will be effected only through, records maintained by DTC (with respect to the Participants’ interests), Participants and Indirect Participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the DTC Notes will be limited to such extent.

Upon receipt of any payment with respect to the Registered Notes, DTC will credit immediately the accounts of the Participants with such payment in amounts proportionate to their respective holdings in principal amount of interests in the DTC Notes as shown in the records of DTC. Payments by Participants and Indirect Participants to owners of beneficial interests in the DTC Notes in respect thereof will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the Participants or Indirect Participants.

Registered Notes in definitive form will be issued to holders of interests in the DTC Notes if: (i) DTC notifies the Issuer that it is unwilling or unable to continue as holder with respect to the DTC Notes or if at any time it ceases to be a clearing agency registered under the Exchange Act and, in either case, a successor is not appointed by the Issuer within 90 days; (ii) an Event of Default under the Trust Deed occurs and is continuing; or (iii) at any time the Issuer in its sole discretion determines that definitive Registered Notes shall be issued.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the DTC Notes among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Issuers, Guarantors, other Group Companies (as hereinafter defined), the Trustee, the Registrar or any Paying Agent will have any responsibility for the performance by DTC or the Participants or the Indirect Participants of their respective obligations under the rules and procedures governing their operations.

2. STATUS OF THE NOTES

Subject to Condition 4, the Notes constitute direct, unconditional and unsecured obligations of the Issuer and (subject as aforesaid) rank and will rank pari passu without any preference among themselves with all other present and future unsecured and unsubordinated obligations of the Issuer (other than obligations preferred by law).

3. STATUS OF THE GUARANTEE

Subject to Condition 4, the obligations of the Guarantor(s) under the guarantee(s) constitute unsecured obligations of such Guarantor(s) and (subject as aforesaid) rank and will rank (subject to any obligations preferred by law) pari passu with all other present and future unsecured and unsubordinated obligations of such Guarantor(s).

4. NEGATIVE PLEDGE

So long as any Notes remain outstanding (as defined in the Trust Deed), neither N.V. nor PLC will create or have outstanding any mortgage, charge, lien, pledge or other security interest upon the whole or any substantial part of its undertaking or assets (including any uncalled capital), present or future, to secure any Indebtedness of any person (or any guarantee or indemnity given in respect thereof) unless the Notes and the Coupons shall be secured by such mortgage, charge, lien, pledge or other security interest equally and rateably therewith in the same manner or in a manner satisfactory to the Trustee or such other security for the Notes and Coupons shall be provided as the Trustee shall, in its absolute discretion, deem not less beneficial to the Noteholders or as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of Noteholders provided that the restriction contained in this Condition shall not apply to:

(i)	any mortgage, charge, lien, pledge or other security interest arising solely by mandatory operation of law; and

(ii)	any security over assets of N.V. or, as the case may be, PLC arising pursuant to the Algemene Voorwaarden (general terms and conditions) of the Nederlandse Vereniging van Banken (Dutch Bankers’ Association) and/or similar terms applied by financial institutions, if and insofar as applicable.

For the purposes of this Condition:

“Indebtedness” means any loan or other indebtedness in the form of, or represented by, bonds, notes, debentures or other securities which at the time of issue thereof either is, or is intended to be, quoted, listed or ordinarily dealt in on any stock exchange, over-the-counter or other recognised securities market and which by its terms has an initial stated maturity of more than one year; and

“substantial” means, in relation to each of N.V. and PLC, an aggregate amount equal to or greater than 25 per cent. of the aggregate value of the fixed assets and current assets of N.V., PLC and their group companies (being those companies required to be consolidated in accordance with Netherlands and United Kingdom legislative requirements relating to consolidated accounts) (the “Unilever Group”, and any company within the Unilever Group being referred to herein as a “Group Company”), such value and such assets being determined by reference to the then most recently published audited consolidated balance sheet of the Unilever Group. A report by the Auditors (as defined in the Trust Deed) that, in their opinion, (1) the amounts shown in a certificate provided by N.V. and PLC (showing the fixed assets and current assets of the relevant part and those fixed assets and current assets expressed as a percentage of the fixed assets and current assets of the Unilever Group) have been accurately extracted from the accounting records of the Unilever Group, and (2) the percentage of the fixed assets and current assets of that part to the fixed assets and the current assets of the Unilever Group has been correctly calculated, shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.

5. TITLE

(a) Title to Bearer Notes and Coupons will pass by delivery. References herein to the “Holders” of Bearer Notes, Receipts or Coupons signify the bearers of such Bearer Notes, Receipts or such Coupons.

(b) Title to Registered Notes will pass by registration in the register which is kept by the registrar specified in the relevant Pricing Supplement in relation to the relevant Series of Registered Notes (the “Registrar”). References herein to the “Holders” of Registered Notes are to the persons in whose names such Registered Notes are so registered in the relevant register.

(c) The Issuer, the Guarantor(s), the Trustee, the Paying Agents and the Registrar may deem and treat the Holder of any Bearer Note, Receipt, Coupon or Registered Note as the absolute owner thereof (whether or not such Note, Receipt or Coupon shall be overdue and notwithstanding any notice of any previous loss or theft thereof or any express or constructive notice of any claim by any other person of any interest therein other than, in the case of a Registered Note, a duly executed transfer of such Note in the form endorsed thereon) for the purpose of making payments and for all other purposes.

Transfer of Registered Notes

(d) A Registered Note may, upon the terms and subject to the conditions set forth in the Paying Agency Agreement, be transferred in whole or in part only (provided that such part is, or is an integral multiple of, the minimum denomination specified in the relevant Pricing Supplement) upon the surrender of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar. A new Registered Note will be issued to the transferee and, in the case of a transfer of part only of a Registered Note, a new Registered Note in respect of the balance not transferred will be issued to the transferor.

Exchange of Bearer Notes for Registered Notes

(e) If so specified in the relevant Pricing Supplement, the Holder of any Bearer Notes may exchange the same for the aggregate principal amount of Registered Notes upon the terms and subject to the conditions and regulations set forth in the Paying Agency Agreement. In order to exchange a Bearer Note for a Registered Note, the Holder thereof shall surrender such Bearer Note at the specified office outside the United States of the Principal Paying Agent or of the Registrar together with a written request for the exchange. Each Bearer Note so surrendered must be accompanied by all unmatured Coupons appertaining thereto other than the Coupon in respect of the next payment of interest falling due after the exchange date (as defined in Condition 5(h)) where the exchange date would, but for the provisions of Condition 5(g) occur between the Record Date (as defined in Condition 8B(3)), for such payment of interest and the date on which such payment of interest falls due.

General Provisions relating to Transfer and Exchange

(f)     Each new Registered Note to be issued upon the transfer of a Registered Note or the exchange of a Bearer Note for a Registered Note will, within three Relevant Banking Days (as defined below) of the transfer date or, as the case may be, the exchange date and upon the effective receipt of such form of transfer or written request for exchange by the Registrar at its specified office or, in the case of a written request for exchange made to the Principal Paying Agent, by the Principal Paying Agent at its specified office, be available for delivery at the specified office of the Registrar or, as the case may be, the Principal Paying Agent.

(g)     No Holder may require the transfer of a Registered Note to be registered or a Bearer Note to be exchanged for a Registered Note (i) during the period of 15 days ending on the due date for any payment of any principal on that Note, (ii) during the period of 60 days prior to any date on which Notes of the relevant Series may be redeemed by the Issuer at its option pursuant to Condition 7(d) or (iii) after any such Note has been drawn for redemption in whole or in part. A Bearer Note called for redemption may, however, be exchanged for a Registered Note which is simultaneously surrendered for redemption (such redemption to take place on the relevant redemption date) not later than the relevant Record Date.

(h) For the purposes of these Terms and Conditions:
(i)	“Relevant Banking Day” means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in the place where the specified office of the Registrar is located and, in the case only of an exchange of a Bearer Note for a Registered Note where such request for exchange is made to the Principal Paying Agent, in the place where the specified office of the Principal Paying Agent is located;

(ii)	the “exchange date” shall be the Relevant Banking Day following the day on which the relevant Bearer Note shall have been surrendered for exchange in accordance with Condition 5(e); and
(iii)	the “transfer date” shall be the Relevant Banking Day following the day on which the relevant Registered Note shall have been surrendered for transfer in accordance with Condition 5(d) and all reasonable requirements of the Issuer and the Registrar shall have been satisfied in respect of such transfer.

(i)     The issue of new Registered Notes on the transfer of Registered Notes or the exchange of Bearer Notes for Registered Notes will be effected without charge (or (in the case of unlisted Notes) upon payment of such charge (if any) as may be specified in the relevant Pricing Supplement) by, or on behalf of, the Issuer, the Principal Paying Agent or the Registrar, but upon payment by the applicant of (or the giving by the applicant of such indemnity as the Issuer, the Principal Paying Agent or the Registrar may require in respect of) any tax or other governmental charges which may be imposed in relation thereto and the expenses of delivery otherwise than by ordinary post.

(j)      Upon the transfer, exchange or replacement of Registered Notes of any Series bearing the private placement legend (the “Private Placement Legend”) set forth in the form of Registered Note scheduled to the Trust Deed, the Registrar shall deliver only Registered Notes of such Series that also bear such legend unless either:

(i)	such transfer, exchange or replacement occurs one or more years after the later of (1) the original issue date of the Notes of such Series or (2) the last date on which the Issuer or any affiliates (as defined below) of the Issuer as notified to the Registrar by the Issuer as provided in the following sentence, was the beneficial owner of such Note (or any predecessor of such Note); or
(ii)	there is delivered to the Registrar an opinion, reasonably satisfactory to the Issuer, of United States counsel experienced in giving opinions with respect to questions arising under the securities laws of the United States to the effect that neither such legend nor the restrictions on transfer set forth therein are required in order to maintain compliance with the provisions of such laws.

Each of the Issuer and the Guarantor(s) covenants and agrees that it will not acquire any beneficial interest, and will cause its “affiliates” (as defined in paragraph (a)(1) of Rule 144 under the Securities Act) not to acquire any beneficial interest, in any Registered Note bearing the Private Placement Legend unless it notifies the Registrar of such acquisition. The Registrar and all Holders of Notes shall be entitled to rely without further investigation on any such notification (or lack thereof).

(k)     For so long as any of the Registered Notes bearing the Private Placement Legend remains outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act, and the relevant Pricing Supplement specifies that such Notes will be eligible for resale in the United States to U.S. persons (as defined in Regulation S under the Securities Act) pursuant to Rule 144A under the Securities Act, each of the Issuer and the Guarantor(s) covenants and agrees that it shall, during any period in which it is not subject to Section 13 or 15(d) under the Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) under the Exchange Act, make available to any Holder of such Notes in connection with any sale thereof and any prospective purchaser of such Notes from such Holder, in each case upon request, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

6.     INTEREST

Notes may be interest-bearing or non-interest-bearing, as specified in the relevant Pricing Supplement. The Pricing Supplement in relation to each Tranche of interest-bearing Notes shall specify which one (and one only) of Conditions 6A, 6B, 6C or 6D shall be applicable and Condition 6E will be applicable to each Tranche of interest-bearing Notes as specified therein, save, in each case, to the extent inconsistent with the relevant Pricing Supplement.

6A.    Interest – Fixed Rate

Notes, in relation to which this Condition 6A is specified in the relevant Pricing Supplement as being applicable, shall bear interest from their date of issue (the “Issue Date”) (as specified in the relevant Pricing Supplement) or from such other date as may be specified in the relevant Pricing Supplement at the rate or rates per annum (or otherwise) (the “Fixed Rate of Interest”) specified in the relevant Pricing Supplement. Such interest will be payable in arrear on such dates (the “Fixed Interest Payment Dates”) as are specified in the relevant Pricing Supplement and on the date of final maturity thereof (the “Maturity Date”). The amount of interest payable in respect of any Note in relation to which this Condition 6A is specified in the relevant Pricing Supplement as being applicable shall be calculated by multiplying the product of the Fixed Rate of Interest and the principal amount of such Note by the applicable Day Count Fraction (as defined in Condition 6F(6)) as specified in the relevant Pricing Supplement. If no Day Count Fraction is specified in the relevant Pricing Supplement then, in the case of Notes denominated in any currency other than U.S. dollars, the applicable Day Count Fraction shall be Actual/Actual-ISMA (as defined in Condition 6F(6)(ii)) and, in the case of Notes denominated in U.S. dollars, the applicable Day Count Fraction shall be 30/360 (as defined in Condition 6F(6)(v)).

6B.    Interest – Floating Rate

6B(1) Notes, in relation to which this Condition 6B is specified in the relevant Pricing Supplement as being applicable, shall bear interest at the rates per annum (or otherwise) determined in accordance with this Condition 6B.

6B(2) Such Notes shall bear interest from their Issue Date (as specified in the relevant Pricing Supplement) or from such other date as may be specified in the relevant Pricing Supplement. Such interest will be payable on each Interest Payment Date (as defined in Condition 6F(1)) and on the date of the final maturity thereof (the “Maturity Date”) (if any).

6B(3) The relevant Pricing Supplement, in relation to Notes in relation to which this Condition 6B is specified as being applicable, shall specify which page (the “Relevant Screen Page”), on the Reuters Screen or Telerate or any other information vending service, shall be applicable. For these purposes, “Reuters Screen” means the Reuters Money Market Rates Service and “Telerate” means the Dow Jones Telerate Service (or such other service as may be nominated as the information vendor for the purpose of displaying comparable rates in succession thereto).

6B(4) The rate of interest (the “Rate of Interest”) for each Interest Period (as defined in Condition 6F(1)) in relation to Notes in relation to which this Condition 6B is specified as being applicable shall be determined by the Determination Agent (being the Principal Paying Agent or such other agent as may be specified in the relevant Pricing Supplement) on the following basis:

(i)	the Determination Agent will determine the rate for deposits (or, as the case may require, the arithmetic mean of the rates for deposits rounded (if necessary) to the fourth decimal place, with 0.00005 being rounded upwards) in the relevant currency for a period of the duration of the relevant Interest Period according to the rate (or rates) appearing on the Relevant Screen Page as at the Relevant Time on the Interest Determination Date (as defined in Condition 6B(6)). If five or more rates for deposits appear on the Relevant Screen Page as at the Relevant Time on the Interest Determination Date, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Determination Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such rates for deposits;

(ii)	if, on any Interest Determination Date, no such rate for deposits so appears (or, as the case may require, if fewer than three such rates for deposits so appear) or if the Relevant Screen Page (or any replacement therefor) is unavailable, the Determination Agent will request appropriate quotations and will determine the arithmetic mean of the rates at which deposits in the relevant currency are offered by four major banks in, in the case of Notes denominated in any currency other than euro, the London interbank market or, in the case of Notes denominated in euro, the Euro-zone interbank market (unless otherwise specified in the relevant Pricing Supplement), selected by the Determination Agent, at the Relevant Time on the Interest Determination Date to prime banks in, in the case of Notes denominated in any currency other than euro, the London interbank market or, in the case of Notes denominated in euro, the Euro-zone interbank market (unless otherwise specified in the relevant Pricing Supplement) for a period of the duration of the relevant Interest Period and in an amount that is representative for a single transaction in the relevant market at the relevant time. If two or more of such banks provide the Determination Agent with such quotations, the Rate of Interest for such Interest Period shall be the arithmetic mean (rounded (if necessary) to the fourth decimal place, with 0.00005 being rounded upwards) of such quotations. “Euro-zone” means the zone comprising the member states of the European Union that have adopted or that adopt the single currency in accordance with the Treaty (as defined in Condition 8D(3)(vii));

(iii)	if, on any Interest Determination Date, only three such rates for deposits are so quoted by such banks, the Determination Agent will determine the arithmetic mean (rounded as aforesaid) of the rates so quoted; or

(iv)	if fewer than three or no rates are so quoted by such banks, the Determination Agent will determine the arithmetic mean of the rates quoted by four major banks in the Relevant Financial Centre (as defined in Condition 8C(2)) (or, in the case of Notes denominated in euro, in such financial centre or centres as the Determination Agent may select), selected by the Determination Agent, at approximately 11.00 a.m. (Relevant Financial Centre time (or local time at such other financial centre or centres as aforesaid)) on the Interest Determination Date for loans in the relevant currency to leading European banks for a period of the duration of the relevant Interest Period and in an amount that is representative for a single transaction in the relevant market at the relevant time, and the Rate of Interest applicable to such Notes during each Interest Period will be the sum of the relevant margin (the “Relevant Margin”) specified in the relevant Pricing Supplement and the rate (or, as the case may be, the arithmetic mean) so determined; provided that, if the Determination Agent is unable to determine a rate (or, as the case may be, an arithmetic mean) in accordance with the above provisions in relation to any Interest Period, the Rate of Interest applicable to such Notes during such Interest Period will be the sum of the Relevant Margin and the rate (or, as the case may be, the arithmetic mean) last determined in relation to such Notes in respect of the preceding Interest Period; and provided always that, if there is specified in the relevant Pricing Supplement a minimum interest rate or a maximum interest rate, then the Rate of Interest shall in no event be less than or, as the case may be, exceed such minimum or maximum interest rate.

6B(5) The Determination Agent will, as soon as practicable after determining the Rate of Interest in relation to each Interest Period, calculate the amount of interest (the “Interest Amount”) payable in respect of the principal amount of each denomination of such Notes specified in the relevant Pricing Supplement for the relevant Interest Period. The Interest Amount will be calculated by multiplying the product of the Rate of Interest for such Interest Period and such principal amount by the applicable Day Count Fraction specified in the relevant Pricing Supplement. If no Day Count Fraction is specified in the relevant Pricing Supplement then, in the case of Notes denominated in any currency other than sterling, the applicable Day Count Fraction shall be Actual/360 (as defined in Condition 6F(6)) and, in the case of Notes denominated in sterling, the applicable Day Count Fraction shall be Actual/Actual-ISDA (as defined in Condition 6F(6)).

6B(6) For the purposes of these Terms and Conditions:

(i)	“Interest Determination Date” means, in respect of any Interest Period, the date falling such number (if any) of London Banking Days or, as the case may be, TARGET Days as may be specified in the relevant Pricing Supplement prior to the first day of such Interest Period or, if none is specified:

	(a)	in the case of Notes denominated in sterling, the first day of such Interest Period; or
	(b)	in the case of Notes denominated in euro, the date falling two TARGET Days prior to the first day of such Interest Period; or
	(c)	in any other case, the date falling two London Banking Days prior to the first day of such Interest Period;
(ii)	“London Banking Day” means a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London;
(iii)	“Relevant Time” means the time as of which any rate is to be determined as may be specified in the relevant Pricing Supplement or, if none is specified:
	(a)	in the case of Notes denominated in euro, approximately 11.00 a.m. (Brussels time); or
	(b)	in any other case, approximately 11.00 a.m. (London time); and
(iv)	“TARGET Day” means a day on which the TARGET System (as defined in Condition 8C(2)(iii)) is open.

6C.     Interest – Swap-Related (ISDA)

6C(1) Notes, in relation to which this Condition 6C is specified in the relevant Pricing Supplement as being applicable, shall bear interest at the rates per annum determined in accordance with this Condition 6C.

6C(2) Each such Note shall bear interest from its Issue Date (as specified in the relevant Pricing Supplement) or from such other date as may be specified in the relevant Pricing Supplement. Such interest will be payable on such dates and in such amounts as would have been payable (regardless of any event of default or termination event thereunder) by the Issuer had it entered into a swap transaction (to which there applied an Interest Rate and Currency Exchange Agreement and the 2000 ISDA Definitions (as amended and updated from time to time) (the “ISDA Definitions”), each as published by the International Swaps and Derivatives Association, Inc.), with the Holder of such Note under which:

—	the first day of the relevant Interest Period was the Reset Date;
—	the Issuer was the Fixed Rate Payer or, as the case may be, the Floating Rate Payer;
—	the Determination Agent (or such other agent specified in the relevant Pricing Supplement) was the Calculation Agent;
—	the Issue Date (or such other date as may be specified in the relevant Pricing Supplement) was the Effective Date;
—	the principal amount of such Note was the Calculation Amount; and
—	all other terms were as specified in the relevant Pricing Supplement.

Capitalised terms used in this Condition 6C shall, where the context so requires, have the meanings ascribed to them in the ISDA Definitions.

6D.     Interest – Other Rates

Notes, in relation to which this Condition 6D is specified in the relevant Pricing Supplement as being applicable, shall bear interest at the rate or rates calculated on the basis specified in, and be payable in the amounts and in the manner determined in accordance with, the relevant Pricing Supplement.

6E.     Interest – Supplemental Provision

Conditions 6F(1), 6F(2), 6F(3) and 6F(5) shall be applicable to all Notes which are interest-bearing in the manner specified therein and, as appropriate, in the relevant Pricing Supplement.

6F.     Interest Payment Date Conventions

6F(1) The Pricing Supplement in relation to each Tranche of Notes to which Condition 6B is applicable shall specify which of the following conventions shall be applicable, namely:

(i)	the “FRN Convention”, in which case interest shall be payable in arrear on each date (each, an “Interest Payment Date”) which numerically corresponds to their Issue Date or such other date as may be specified in the relevant Pricing Supplement or, as the case may be, the preceding Interest Payment Date in the calendar month which is the number of months specified in the relevant Pricing Supplement after the calendar month in which such Issue Date or such other date as aforesaid or, as the case may be, the preceding Interest Payment Date occurred provided that:

(a)	if there is no such numerically corresponding day in the calendar month in which an Interest Payment Date should occur, then the relevant Interest Payment Date will be the last day which is a Business Day in that calendar month;

(b)	if an Interest Payment Date would otherwise fall on a day which is not a Business Day, then the relevant Interest Payment Date will be the first following day which is a Business Day unless that day falls in the next calendar month, in which case it will be the first preceding day which is a Business Day; and

(c)	if such Issue Date or such other date as aforesaid or the preceding Interest Payment Date occurred on the last day in a calendar month which was a Business Day, then all subsequent Interest Payment Dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which such Issue Date or such other date as aforesaid or, as the case may be, the preceding Interest Payment Date occurred; or

(ii)	the “Modified Following Business Day Convention”, in which case interest shall be payable in arrear on such dates (each, an “Interest Payment Date”) as are specified in the relevant Pricing Supplement; provided that, if any Interest Payment Date would otherwise fall on a date which is not a Business Day, the relevant Interest Payment Date will be the first following day which is a Business Day unless that day falls in the next calendar month, in which case the relevant Interest Payment Date will be the first preceding day which is a Business Day.

Each period beginning on (and including) such Issue Date or such other date as aforesaid and ending on (but excluding) the first Interest Payment Date and each period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next Interest Payment Date is herein called an “Interest Period”.

Notification of Rates of Interest, Interest Amounts and Interest Payment Dates

6F(2) The Determination Agent will cause each Rate of Interest, floating rate, Interest Payment Date, final day of an interest calculation period, Interest Amount, floating amount or other item, as the case may be, determined or calculated by it to be notified to the Issuer, the Guarantor(s), the Trustee and the Principal Paying Agent and, in the case of Registered Notes, the Registrar (from whose respective specified offices such information will be available) and, in the case of Notes listed on the Official List of the UKLA and/or and/or Euronext Amsterdam any other stock exchange, cause each such Rate of Interest, floating rate, Interest Payment Date, final day of an interest calculation period, Interest Amount, floating amount or other item, as the case may be, to be notified to the UKLA, Euronext Amsterdam or such other stock exchange as soon as practicable after such determination but in any event not later than the fourth London Banking Day thereafter. The Determination Agent will be entitled (with the prior written consent of the Trustee) to amend any Interest Amount, floating amount, Interest Payment Date or final day of an interest calculation period (or to make appropriate alternative arrangements by way of adjustment) without prior notice in the event of the extension or abbreviation of the relevant Interest Period or an interest calculation period and such amendment or adjustment will be notified in accordance with the first sentence of this Condition 6F(2).

6F(3) The determination or calculation by the Determination Agent (or, failing such determination or calculation by the Determination Agent, the Trustee, pursuant to Condition 6F(4)) of all rates of interest and amounts of interest and other items falling to be determined or calculated by it for the purposes of this Condition 6 shall, in the absence of manifest error, be final and binding on all parties.

Determination or Calculation by Trustee

6F(4) If the Determination Agent does not at any time for any reason determine the Rate of Interest or calculate any Interest Amount for an Interest Period, the Trustee shall do so and such determination or calculation shall be deemed to have been made by the Determination Agent. In doing so, the Trustee shall determine or calculate the relevant matter in such manner as, in its absolute discretion, it shall deem fair and reasonable in the circumstances (having such regard as it shall think fit to the procedures described above), but subject always to any maximum or minimum interest rate which may be specified in the relevant Pricing Supplement, or, subject as aforesaid, apply the foregoing provisions of this Condition, with any necessary consequential amendments, to the extent that, in its sole opinion, it can do so and in all other respects it shall do so in such manner as it shall, in its absolute discretion, deem fair and reasonable in the circumstances.

Accrual of Interest

6F(5) Interest shall accrue on the principal amount of each Note or, in the case of an Instalment Note, on each instalment of principal or, in the case of a partly paid Note, on the paid up principal amount of such Note or otherwise as indicated in the relevant Pricing Supplement. Interest will cease to accrue as from the due date for redemption therefor (or, in the case of an Instalment Note, in respect of each instalment of principal, on the due date for payment thereof) unless (except in the case of any payment where presentation and/or surrender of the relevant Note is not required as a precondition of payment), upon due presentation or surrender thereof, payment in full of the principal amount or the relevant instalment or, as the case may be, redemption amount is improperly withheld or refused, in which case interest shall continue to accrue thereon as provided in the Trust Deed.

6F(6) The applicable “Day Count Fraction” means, in respect of the calculation of an amount for any period of time (from and including the first day of such period to but excluding the last day of such period) whether or not constituting an Interest Period (a “Calculation Period”), such Day Count Fraction as may be specified in the relevant Pricing Supplement or, if no Day Count Fraction is specified in the relevant Pricing Supplement, such Day Count Fraction as is specified in Condition 6A or Condition 6B(5), as the case may be, and:

(i)	if “Actual/365” or “Actual/Actual-ISDA” is so specified, means the actual number of days in such Calculation Period divided by 365 (or, if any portion of such Calculation Period falls in a leap year, the sum of (a) the actual number of days in such portion of such Calculation Period falling in a leap year divided by 366 and (b) the actual number of days in such portion of such Calculation Period falling in a non-leap year divided by 365);

(ii)	if “Actual/Actual-ISMA” is so specified:
(a)	if such Calculation Period falls within a single Determination Period, means the actual number of days in such Calculation Period divided by the product of the number of days in the Determination Period in which it falls and the number of Determination Periods in any year; and

(b)	if such Calculation Period does not fall within a single Determination Period, means the sum of (x) the actual number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of the actual number of days in that Determination Period and the number of Determination Periods in any year and (y) the actual number of days in such Calculation Period falling in the subsequent Determination Period divided by the product of the actual number of days in the subsequent Determination Period and the number of Determination Periods in any year.

“Determination Period” means, in the case of Notes in relation to which Condition 6A is specified in the relevant Pricing Supplement, the period from, and including, a Fixed Interest Payment Date in any year to, and excluding, the next Fixed Interest Payment Date;

(iii)	if “Actual/365 (Fixed)” is so specified, means the actual number of days in such Calculation Period divided by 365;
(iv)	if “Actual/360” is so specified, means the actual number of days in such Calculation Period divided by 360;
(v)	if “30/360”, “360/360” or “Bond Basis” is so specified, means the number of days in such Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of such Calculation Period is the 31st day of a month but the first day of such Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes the last day shall not be considered to be shortened to a 30-day month, or (b) the last day of such Calculation Period is the last day of the month of February, in which case the month of February shall not be considered lengthened to a 30-day month)); and

(vi)	if “30E/360” or “Eurobond Basis” is so specified, means the number of days in such Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of such Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month.

7.	REDEMPTION AND PURCHASE Final Redemption

(a)     Unless previously redeemed, or purchased and cancelled, Notes shall be redeemed at their principal amount (or at such other redemption amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement) (or, in the case of Instalment Notes, in such amounts as may be specified in the relevant Pricing Supplement) on the date or dates (or, in the case of Notes which bear interest at a floating rate, on the date or dates upon which interest is payable) specified in the relevant Pricing Supplement.

No Fixed Maturity

(b)     This Condition 7(b) is applicable to Notes with no specified maturity date (“Undated Notes”). There is no fixed date for redemption of Undated Notes and the Issuer shall (without prejudice to the provisions of Condition 10) only have the right to repay Undated Notes in accordance with such provisions of this Condition 7 as are specified in the relevant Pricing Supplement.

Redemption for taxation reasons

(c)     The Issuer may, at its option, redeem the Notes in whole, but not in part, upon not more than 60 days’ nor less than 30 days’ notice (specifying, in the case of Notes which bear interest at a floating rate, a date for such redemption which is an Interest Payment Date) to the Holders of such Notes at their principal amount (or such other redemption amount as may be specified in or determined in accordance with these Terms and Conditions and the relevant Pricing Supplement) less, in the case of any Instalment Note, the aggregate amount of all instalments which shall have become due and payable prior to the date specified for such redemption in respect of such Note under any other Condition and which remain unpaid at such date, together with interest accrued (if any) thereon (calculated as provided in these Terms and Conditions and the Trust Deed) and, in the case of Undated Notes, arrears of interest (if any) in respect thereof to but excluding the date fixed for redemption, and, in any case, any additional amounts payable under Condition 9 or under any additional or substitute undertaking given pursuant to the Trust Deed provided that the Issuer or the Guarantor(s) shall provide to the Trustee an opinion in writing of a reputable firm of lawyers of good standing (such opinion to be in a form, and such firm to be a firm, to which the Trustee shall have no reasonable objection) to the effect that there is a substantial likelihood that the Issuer or such Guarantor(s) would be required to pay Additional Amounts in accordance with Condition 9 or under any additional or substitute undertaking given pursuant to the Trust Deed upon the next due date for a payment in respect of the Notes by reason of:

(i)	any actual or proposed change in or amendment to the laws, regulations or rulings of The Netherlands, the United Kingdom or the United States or any political subdivision or taxing authority thereof or therein; or

(ii)	any actual or proposed change in the official application or interpretation of such laws, regulations or rulings; or
(iii)	any action which shall have been taken by any taxing authority or any court of competent jurisdiction of The Netherlands, the United Kingdom or the United States or any political subdivision or taxing authority thereof or therein, whether or not such action was taken or brought with respect to the relevant Issuer or Guarantor; or

(iv)	any actual or proposed change in the official application or interpretation of, or any actual or proposed execution of, or amendment to, any treaty or treaties affecting taxation to which The Netherlands, the United Kingdom or the United States is or is to be a party, which change, amendment or execution becomes effective, or proposal is made, on or after the Issue Date of such Notes or any earlier date specified in the relevant Pricing Supplement.

Optional Early Redemption (Call)

(d)     If this Condition 7(d) is specified in the relevant Pricing Supplement as being applicable, then the Issuer may, upon the expiry of the appropriate notice (as specified in Condition 7(e)) and subject to such conditions as may be specified in the relevant Pricing Supplement, redeem all (but not, unless and to the extent that the relevant Pricing Supplement specifies otherwise, some only) of the Notes at their call early redemption amount (which shall be their principal amount or such other call early redemption amount as may be specified in, or determined in accordance with, the relevant Pricing

Supplement) less, in the case of any Instalment Note, the aggregate amount of all instalments which shall have become due and payable prior to the date specified for such redemption in respect of such Note under any other Condition and which remain unpaid at such date, together with accrued interest (if any) thereon (calculated as provided in these Terms and Conditions and the Trust Deed) and, in the case of Undated Notes, arrears of interest (if any) in respect thereof to but excluding the date fixed for redemption (each, a “Call Early Redemption Amount”).

The Appropriate Notice

(e)     The appropriate notice referred to in Condition 7(d) is a notice given by the Issuer to the Trustee and the Principal Paying Agent (in the case of Bearer Notes) or the Registrar (in the case of Registered Notes) which notice shall be signed by an authorised signatory of the Issuer and shall specify:

—	the Notes subject to redemption;
—	(if the relevant Pricing Supplement specifies that some only of the Notes may be redeemed) whether Notes are to be redeemed in whole or in part only and, if in part only, the aggregate principal amount of the Notes which are to be redeemed;

—	the due date for such redemption, which shall be a Business Day (as defined in Condition 8C(2)) which shall be not less than 30 days (or such lesser period as may be specified in the relevant Pricing Supplement) after the date on which such notice is validly given, which shall be, in the case of Notes which bear interest at a floating rate, an Interest Payment Date; and

—	the Call Early Redemption Amount at which such Notes are to be redeemed.

Any such notice shall, unless otherwise specified in the relevant Pricing Supplement, be given not more than 60 and not less than 30 days prior to the date fixed for redemption, shall also be given to the Holders of the Notes in accordance with Condition 14, shall be irrevocable (unless the Trustee otherwise agrees), and the delivery thereof shall oblige the Issuer to make the redemption therein specified.

Partial Redemption

(f)     If the Notes are to be redeemed in part only on any date in accordance with Condition 7(d):

—	in the case of Bearer Notes, the Notes to be redeemed shall be drawn by lot in such European city as the Issuer and the Trustee may agree, or identified in such other manner or in such other place as the Trustee may, in its absolute discretion, approve and deem appropriate and fair, subject always to compliance with all applicable laws and the requirements and procedures of any stock exchange on which the relevant Notes may be listed and of any clearing system in which the Notes are held; and

—	in the case of Registered Notes, the Notes to be redeemed shall be redeemed (so far as may be practicable) pro rata to their principal amounts, subject always as aforesaid and provided always that the amount redeemed in respect of each Note shall be equal to the minimum denomination thereof or an integral multiple thereof.

Optional Early Redemption (Put)

(g)     If this Condition 7(g) is specified in the relevant Pricing Supplement as being applicable, then the Issuer shall, upon the exercise of the relevant option by the Holder of any Note, redeem such Note on the date or the next of the dates specified in the relevant Pricing Supplement at its principal amount (or such other redemption amount as may be specified in the relevant Pricing Supplement) less, in the case of any Instalment Note, the aggregate amount of all instalments which shall have become due and payable prior to the date specified for such redemption in respect of such Note under any other Condition and which remain unpaid at such date, together with accrued interest (if any) thereon (calculated as provided in these Terms and Conditions and the Trust Deed) and, in the case of Undated Notes, arrears of interest (if any) in respect thereof to, but excluding, the date fixed for redemption. In order to exercise such option, the Holder must, not less than 45 days before the date so specified (or such other period as may be specified in the relevant Pricing Supplement), deposit the relevant Note (together, in the case of an interest-bearing Definitive Note, with any unmatured Coupons appertaining thereto) with, in the case of a Bearer Note, any Paying Agent or, in the case of a Registered Note, the Registrar together with a duly completed redemption notice in the form which is available from the specified office of any of the Paying Agents or, as the case may be, of the Registrar.

Purchase of Notes

(h)     The Issuer, the Guarantor(s) and any Group Company may at any time purchase Notes at any price in the open market or otherwise. If purchases are made by tender, tenders must be made available to all Noteholders alike.

Cancellation

(i)     All Notes (together, in the case of interest-bearing Definitive Notes, with unmatured Coupons attached thereto or surrendered therewith and, in the case of Instalment Notes, with all unmatured Receipts attached thereto or surrendered therewith) redeemed in accordance with this Condition 7 or Condition 9 shall be cancelled forthwith and may not be reissued or resold, and Notes (together, in the case of interest-bearing Definitive Notes, with unmatured Coupons attached thereto or surrendered therewith and, in the case of Instalment Notes, with all unmatured Receipts attached thereto or surrendered therewith) purchased in accordance with this Condition 7 may, at the option of the purchaser, be cancelled, held or resold.

8.      PAYMENTS

Conditions 8A and 8B shall be applicable as specified therein, and Condition 8C shall be applicable in any event.

8A.     Payments – Bearer Notes

8A(1) This Condition 8A is applicable in relation to Notes specified in the relevant Pricing Supplement as being in bearer form.

8A(2) Payment of amounts (whether principal, redemption amount or otherwise and including accrued interest other than interest due against surrender of matured Coupons) due in respect of a Bearer Note will be made against presentation and (in the case of payments of instalments of principal other than on the due date for redemption) surrender of the relevant Receipts (provided that the Receipt is presented for payment together with its relative Note) or, in any other case, of the relevant Bearer Note at the specified office of any of the Paying Agents outside (unless Condition 8A(4) applies) the United States provided that such payment is not made into the United States or into an account maintained in the United States.

8A(3) Payment of amounts due in respect of interest on Bearer Notes will be made:

(i)	in the case of a Temporary Global Note or Permanent Global Note, against presentation of the relevant Temporary Global Note or Permanent Global Note at the specified office of any of the Paying Agents outside (unless Condition 8A(4) applies) the United States and, in the case of a Temporary Global Note, upon due certification as required therein;

(ii)	in the case of Definitive Notes without Coupons attached thereto at the time of their initial delivery, against presentation of the relevant Definitive Notes at the specified office of any of the Paying Agents outside (unless Condition 8A(4) applies) the United States; and

(iii)	in the case of Definitive Notes initially delivered with Coupons attached thereto, against surrender of the relevant Coupons at the specified office of any of the Paying Agents outside (unless Condition 8A(4) applies) the United States.

8A(4) Payments of amounts due in respect of interest on Bearer Notes and exchanges of Talons for Coupon sheets in accordance with Condition 8A(7) will not be made at the specified office of any Paying Agent in the United States (as defined in the United States Internal Revenue Code of 1986 and Regulations thereunder) unless:

(i)	payment in full of amounts due or, as the case may be, the exchange of Talons in respect of interest on such Notes when due at all the specified offices of the Paying Agents outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions;

(ii)	such payment or, as the case may be, exchange is permitted by applicable United States law; and
(iii)	the Bearer Notes are denominated in and payable in United States Dollars.

If paragraphs (i) to (iii) above apply, the Issuer and the Guarantor(s) shall forthwith appoint a further Paying Agent with a specified office in New York City.

8A(5) If the due date for payment of any amount due in respect of any Bearer Note is not both a Relevant Financial Centre Day and a local banking day, then the Holder thereof will not be entitled to payment thereof until the next day which is such a day and, thereafter, will be entitled to receive payment by cheque on any local banking day, and will be entitled to payment by transfer to a designated account, on any day which is a local banking day, a Relevant Financial Centre Day and a day on which commercial banks and foreign exchange markets settle payments in the relevant currency in the place where the relevant designated account is located. No further payment on account of interest or otherwise shall be due in respect of such postponed payment unless there is subsequent failure to pay in accordance with these Terms and Conditions in which event interest shall continue to accrue as provided in Condition 6F(5). For the purpose of this Condition 8A(5), “Relevant Financial Centre Day” means, in the case of a currency other than euro, a day on which commercial banks and foreign exchange markets settle payments in the Relevant Financial Centre and any other place specified in the relevant Pricing Supplement and, in the case of payment in euro, a TARGET Day and a “local banking day” means a day (other than a Saturday or Sunday) on which commercial banks are open for business in the place of presentation of the relevant Note or, as the case may be, Coupon.

8A(6) Each Definitive Note initially delivered with Coupons attached thereto shall be presented and, save in the case of partial redemption of such Note (including, in the case of an Instalment Note, payment of any instalment other than the final instalment), surrendered for final redemption together with all unmatured Coupons appertaining thereto, failing which:

(i)	in the case of Definitive Notes which bear interest at a fixed rate or rates, the amount of any missing unmatured Coupons (or, in the case of a payment not being made in full, that portion of the amount of such missing unmatured Coupon which that redemption amount paid bears to the total redemption amount due) (excluding for this purpose Talons) will be deducted from the amount otherwise payable on such final redemption, the principal amount so deducted being payable against surrender of the relevant Coupon at the specified office of any of the Paying Agents at any time within 10 years of the Relevant Date applicable to payment of such final redemption amount;

(ii)	in the case of Definitive Notes which bear interest at, or at a margin above or below, a floating rate or which are Dual Currency Notes or Variable Coupon Amount Notes, all unmatured Coupons relating to such Notes (whether or not surrendered therewith) shall become void and no payment shall be made thereafter in respect of them; and

(iii)	in the case of Definitive Notes which are Dual Currency Notes or Variable Coupon Amount Notes initially delivered with Talons attached thereto, all unmatured Talons shall become void forthwith and no exchange for Coupons shall be made thereafter in respect of them.

The provisions of paragraph (i) of this Condition 8A(6) notwithstanding, if any Definitive Notes which bear interest at a fixed rate or rates should be issued with a maturity date and a fixed rate or fixed rates such that, on the presentation for payment of any such Definitive Note without any unmatured Coupons attached thereto or surrendered therewith, the amount required by paragraph (i) to be deducted would be greater than the amount otherwise due for payment, then, upon the due date for redemption of any such Definitive Note, such unmatured Coupons (whether or not attached) being Coupons representing an amount in excess of the relevant redemption amount shall become void (and no payment shall be made in respect thereof) as shall be required so that, upon application of the provisions of paragraph (i) in respect of such Coupons as have not so become void, the amount required by paragraph (i) to be deducted would not be greater than the amount otherwise due for payment. Where the application of the foregoing sentence requires some but not all of the unmatured Coupons relating to a Definitive Note to become void, the relevant Paying Agent shall determine which unmatured Coupons are to become void, and shall select for such purpose Coupons maturing on later dates in preference to Coupons maturing on earlier dates.

8A(7) In relation to Definitive Notes initially delivered with Talons attached thereto, on or after the due date for the payment of interest on which the final Coupon comprised in any Coupon sheet matures, the Talon comprised in the Coupon sheet may be surrendered at the specified office of any Paying Agent outside (unless Condition 8A(4) applies) the United States in exchange for a further Coupon sheet (including any appropriate further Talon), subject to the provisions of Condition 12 below. Each Talon shall, for the purpose of these Terms and Conditions, be deemed to mature on the due date for the payment of interest on which the final Coupon comprised in the relative Coupon sheet matures.

8A(8) Payments of amounts due (whether principal, redemption amount, interest or otherwise) in respect of Bearer Notes will be made by (a) transfer to an account in the relevant currency specified by the payee or (b) cheque in the relevant currency drawn on a bank in the Relevant Financial Centre provided, however, that in the case of (a), payment shall not be made to an account within the United States unless permitted by applicable U.S. tax law requirements.

8B.   Payments – Registered Notes

8B(1) This Condition 8B is applicable in relation to Notes specified in the relevant Pricing Supplement as being in registered form.

8B(2) Payment of amounts due in respect of Registered Notes on the final redemption of Registered Notes will be made against presentation and, save in the case of partial payment of the amount due upon final redemption by reason of insufficiency of funds, surrender of the relevant Registered Notes at the specified office of the Registrar. If the due date for payment of the final redemption amount of Registered Notes is not both a Relevant Financial Centre Day and a local banking day, then the Holder thereof will not be entitled to payment thereof until the next day which is such a day and, thereafter, will be entitled to receive payment by cheque on any local banking day and will be entitled to payment by transfer to a designated account on any day which is a local banking day, a Relevant Financial Centre Day and a day on which commercial banks and foreign exchange markets settle payments in the relevant currency in the place where the relevant designated account is located. No further payment on account of interest or otherwise shall be due in respect of such postponed payment unless there is a subsequent failure to pay in accordance with these Terms and Conditions in which event interest shall continue to accrue as provided in Condition 6F(5). For the purpose of this Condition 8B(2), “Relevant Financial Centre Day” means, in the case of any currency other than euro, a day on which commercial banks and foreign exchange markets settle payments in the Relevant Financial Centre and in any other place specified in the relevant Pricing Supplement and in the case of a payment in euro a TARGET Day and a “local banking day” means a day (other than a Saturday or Sunday) on which commercial banks are open for business in the place of presentation of the relevant Registered Note.

8B(3) Payment of amounts (whether principal, redemption amount, interest or otherwise as specified in the relevant Pricing Supplement) due (other than in respect of the final redemption of Registered Notes) in respect of Registered Notes will be paid to the Holder thereof (or, in the case of joint Holders, the first-named) as appearing in the register kept by the Registrar as at the opening of business (local time in the place of the specified office of the Registrar) on the fifteenth Relevant Banking Day before the due date for such payment (the “Record Date”).

8B(4) Payment of amounts (whether principal, redemption amount, interest or otherwise as specified in the relevant Pricing Supplement) due (other than in respect of final redemption of Registered Notes) in respect of Registered

Notes will be made by cheque and posted to the address (as recorded in the register kept by the Registrar) of the Holder thereof (or, in the case of joint Holders, the first-named) on the Relevant Banking Day not later than the relevant date for payment unless prior to the relevant Record Date the Holder thereof (or, in the case of joint Holders, the first-named) has applied to the Registrar and the Registrar has acknowledged such application for payment to be made to a designated account in the relevant currency (being, in the case aforesaid, a non-resident account with an authorised foreign exchange bank).

8C.   Payments – General Provisions

8C(1) Save as otherwise specified herein, this Condition 8C is applicable in relation to Notes specified in the relevant Pricing Supplement as being in bearer form or in registered form.

8C(2) For the purposes of these Terms and Conditions:

(i)	“Business Day” means:
	-	in relation to Notes payable in euro, a TARGET Day;
-	in relation to Notes payable in any other currency, a day on which commercial banks are open for business and foreign exchange markets settle payments in the Relevant Financial Centre in respect of the relevant currency; and

	-	a day on which commercial banks are open for business and foreign exchange markets settle payments in any place specified in the relevant Pricing Supplement;
(ii)	“Relevant Financial Centre” means, in relation to the Notes denominated in a currency other than euro, such financial centre or centres as may be specified in relation to the relevant currency for the purposes of the definition of “Business Day” in the ISDA Definitions and, in relation to Notes denominated in euro, the principal financial centre of any of the member states in the Euro-zone; and

(iii)	“TARGET System” means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System

and, in the case of (i) or (ii) of this Condition 8C(2), as the same may be modified in the relevant Pricing Supplement.

8C(3) Payments will, without prejudice to the provisions of Condition 9, be subject in all cases to any applicable fiscal or other laws and regulations.

8D.   Redenomination

8D(1) Unless otherwise specified in the relevant Pricing Supplement, the Issuer may, without the consent of the Noteholders, the Receiptholders and the Couponholders, on giving prior notice to the Trustee, the Principal Paying Agent, Euroclear and Clearstream, Luxembourg and at least 30 days’ prior notice to the Noteholders in accordance with Condition 14, elect that, in the case of Notes denominated in the currency of a member state of the European Union that has not adopted the single currency in accordance with the Treaty, with effect from the Redenomination Date specified in the notice, Notes denominated in the currency of such member state of the European Union that adopts the single currency in accordance with the Treaty shall be redenominated in euro.

8D(2) The election will have effect as follows:

(i)	each Specified Denomination and, in the case of Fixed Rate Notes, each amount of interest specified in the Coupons will be deemed to be such amount of euro as is equivalent to its denomination or the amount of interest so specified in the Specified Currency at the Established Rate, rounded down to the nearest euro 0.01 (any fraction arising therefrom shall be paid on the Redenomination Date to the Noteholder in addition to the payment of interest otherwise payable on such Redenomination Date);

(ii)	after the Redenomination Date, all payments in respect of the Notes, the Receipts and the Coupons, other than payments of interest in respect of periods commencing before the Redenomination Date, will be made solely in euro as though references in the Notes to the Specified Currency were to euro. Payments will be made in euro by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque;

(iii)	if the Notes are Fixed Rate Notes and interest for any period ending on or after the Redenomination Date is required to be calculated for a period of less than one year, the applicable Day Count Fraction shall be Actual/Actual-ISMA;

(iv)	if the Notes are Floating Rate Notes the relevant Pricing Supplement will specify any relevant changes to the provisions relating to interest; and
(v)	such other changes shall be made to these Terms and Conditions as the Issuer may decide, after consultation with the Principal Paying Agent, and as may be specified in the notice, to conform them to conventions then applicable to instruments denominated in euro to the satisfaction of the Trustee or to enable the Notes to be consolidated with one or more issues of Other Notes, whether or not originally denominated in the Specified Currency or euro. Any such other changes will not take effect until after they have been notified to the Noteholders in accordance with Condition 14.

8D(3) For the purposes of these Terms and Conditions:

(i)	“Established Rate” means the rate for the conversion of the Specified Currency (including compliance with rules relating to roundings in accordance with applicable European Community regulations) into euro established by the Council of the European Union pursuant to Article 109l(4) of the Treaty;

(ii)	“euro” means the currency of participating member states of the European Union that have adopted or that adopt the single currency in accordance with the Treaty;
(iii)	“Other Notes” means, at any time, any one or more Series of other Notes of the relevant Issuer which, except in all cases as otherwise agreed with the Trustee, have the same or substantially the same terms and conditions (as then in effect and which have not lapsed and/or the rights in respect of which have not been exercised) as the Notes (other than in relation to the currency of original denomination and/or denominations and/or the terms and conditions relating to business days or interest accrual bases and/or the stock exchange(s) if any on which such Other Notes are listed and/or the clearing system(s) on which such Other Notes are cleared and settled and/or redenomination into euro and/or notices);

(iv)	“Redenomination Date” means (in the case of interest bearing Notes) any date for payment of interest under the Notes or (in the case of Zero Coupon Notes) any date, in each case specified by the Issuer in the notice given to the Noteholders pursuant to paragraph 8D(1) above and which falls on or after the date on which the relevant member state of the European Union that has not adopted the single currency in accordance with the Treaty, adopts the single currency in accordance with the Treaty;

(v)	“Specified Currency” means the currency (of a member state of the European Union that adopts the single currency) specified in the relevant Pricing Supplement;
(vi)	“Specified Denomination” means the denomination (of the relevant Notes in the Specified Currency) specified in the relevant Pricing Supplement; and
(vii)	“Treaty” means the Treaty establishing the European Communities as amended.

8E.    Exchange

Unless otherwise specified in the relevant Pricing Supplement, the Issuer may, without the consent of the Noteholders, the Receiptholders and the Couponholders, on giving prior notice to the Trustee, the Principal Paying Agent, Euroclear and Clearstream, Luxembourg and not less than 30 days’ prior notice to the Noteholders in accordance with Condition 14, elect that, with effect from the Redenomination Date specified in the notice, the Notes shall be exchangeable for Notes expressed to be denominated in euro in accordance with such arrangements as the Issuer may decide, after consultation with the Principal Paying Agent, and as may be specified in the notice, including arrangements under which Receipts and Coupons unmatured at the date so specified become void.

8F.   The Paying Agents and the Registrars

8F(1) The Issuer and the Guarantor(s) together reserve the right, in accordance with the provisions of the Paying Agency Agreement, to vary or terminate the appointment of any Paying Agent (including the Principal Paying Agent) or the Registrar and to appoint additional or other Paying Agents or another Registrar provided that they will at all times maintain (i) a Principal Paying Agent, (ii) a Registrar, (iii) a Paying Agent with a specified office in a European city (but outside the United Kingdom), (iv) so long as any Notes are listed on the Official List of the UKLA and/or any other stock exchange, a Paying Agent and a Registrar each with a specified office in London and/or in such other place as may be required by such other stock exchange, and (v) in the circumstances described in Condition 8A(4), a Paying Agent with a specified office in New York City. The Paying Agents and the Registrar reserve the right at any time to change their respective offices to some other specified office in the same city. Notice of all changes in the identities or specified offices of the Paying Agents and the Registrar will be notified promptly by the Issuer to the Holders of the Notes in accordance with Condition 14.

8F(2) The Paying Agents and the Registrar act solely as agents of the Issuer and the Guarantor(s) or, following the occurrence of a Default (as defined in Condition 10), the Trustee and, save as provided in the Paying Agency Agreement, do not assume any obligations towards or relationship of agency or trust for any Holder of any Note, Receipt or Coupon and each of them shall only be responsible for the performance of the duties and obligations expressly imposed upon them in the Paying Agency Agreement or incidental thereto.

8F(3) The initial Paying Agents and the Registrar and their respective initial specified offices are specified below.

9.     TAXATION

All payments of principal of, and interest on, Notes by the Issuer or, as the case may be, the Guarantor(s) will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of The Netherlands (in the case of payment by N.V.) or the United Kingdom (in the case of payment by PLC) or the United States (in the case of payment by UCC or UNUS) or (in any such case) any political subdivision or taxing authority thereof or therein, unless such withholding or deduction is required by law. In such event, the Issuer, or, as the case may be, the Guarantor(s), will pay such additional amounts

(“Additional Amounts”) as shall be necessary in order that the net amounts received by the holder of any Note, Receipt or, as the case may be, Coupon, after such withholding or deduction, shall equal the respective amounts of principal and interest which would have been receivable in respect of the Notes, Receipts or, as the case may be, Coupons in the absence of such withholding or deduction, provided however that no such Additional Amounts shall be payable:

(A)	by N.V. or PLC with respect to:
(i)	any Note, Receipt or Coupon presented for payment by, or on behalf of, a Holder who is liable to such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with The Netherlands or, as the case may be, the United Kingdom other than the mere holding of such Note, Receipt or Coupon; or

(ii)	any payment in respect of a Note where the Holder thereof would be able to avoid such withholding or deduction by making a declaration of nonresidence or other similar claim for exemption to the relevant tax authority; or

(iii)	if presentment is required, any Note, Receipt or Coupon presented for payment more than 30 days after the Relevant Date except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting the same for payment on such thirtieth day; or

(iv)	any tax, assessment or other governmental charge required to be withheld or deducted by any Paying Agent from any payment by N.V. or, as the case may be, PLC if such payment can be made without such withholding or deduction by any other Paying Agent; or

(v)	any estate, inheritance, gift, sales, transfer, excise, personal property or any similar tax, assessment or other governmental charge; or
(vi)	any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal, premium, if any, or interest, if any, with respect to such Note, Receipt or Coupons; or

(vii)	any Note, Receipt or Coupon where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th to 27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(viii)	any Note, Receipt or Coupon presented for payment by, or on behalf of, a Holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a member state of the European Union; or

(ix)	any combination of (i) to (viii); or
(B)	by UCC or UNUS with respect to:
(i)	any tax, assessment or other governmental charge which would not have been so imposed but for (a) the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, a trust, a partnership or a corporation) and the United States, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been present therein, being or having been a citizen or resident thereof, being or having been engaged in a trade or business therein, or having or having had a permanent establishment therein or (b) the presentation of such Note, Receipt or Coupon for payment on a date more than 30 days after the Relevant Date; or

(ii)	any estate, inheritance, gift, sales, transfer, excise, personal property or any similar tax, assessment or other governmental charge; or
(iii)	any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments of principal of, or interest on, the Notes or Coupons; or
(iv)	any tax, assessment or other governmental charge imposed by reason of such Holder’s past or present status as a personal holding company or a foreign personal holding company or a controlled foreign corporation with respect to the United States or as a passive foreign investment company with respect to the United States or as a corporation which accumulates earnings to avoid United States Federal income tax or as a foreign tax-exempt organisation or foreign private foundation with respect to the United States; or

(v)	any tax, assessment or other governmental charge which is required to be withheld from payments of principal of, or interest on, the Notes, Receipts or Coupons due to the failure of the Holder of any Note, Receipt or Coupon appertaining thereto to provide certification, information or documentation at or prior to the time of payment with regard to the nationality, residence or identity of the Holder or beneficial owner of any Note, Receipt or Coupon; or

(vi)	any tax, assessment or other governmental charge imposed by reason of such Holder’s (a) past or present status as the actual or constructive owner of 10 per cent. or more of the total combined voting power of all classes of stock of UCC or UNUS (and, in respect of Guaranteed Notes, if at the time of the determination, payments on such Guaranteed Notes are actually being made by the Guarantor, the Guarantor), (b) receiving interest described in Section 881(c) (3)(A) of the Internal Revenue Code of the United States, or (c) being a controlled foreign corporation with respect to the United States that is related to the relevant Issuer

(and, in respect of Guaranteed Notes, if at the time of the determination, payments on such Guaranteed Notes are actually made by the Guarantor, the Guarantor) by actual or constructive stock ownership; or

(vii)	any tax, assessment or other governmental charge required to be withheld or deducted by any Paying Agent from any payment of principal of, or interest on, any Note, if such payment can be made without withholding or deduction by any other Paying Agent; or

(viii)	any Note, Receipt or Coupon where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th to 27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(ix)	any Note, Receipt or Coupon presented for payment by, or on behalf of, a Holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a member state of the European Union; or

(x)	any combination of (i) to (ix);

nor, in any case, with respect to the Issuer or the Guarantor(s), shall Additional Amounts be paid to any Holder who is not the sole beneficial owner of such Note, Receipt or Coupon to the extent that a beneficial owner thereof would not have been entitled to payment thereof had such beneficial owner been the Holder of such Note, Receipt or Coupon.

As used herein, “Relevant Date” means whichever is the later of (i) the date on which such payment first becomes due and (ii) if the full amount of the moneys payable has not been made available to the Principal Paying Agent or, as the case may be, the Registrar on or prior to such date, the date on which, the full amount of such moneys having been made available, notice to that effect shall have been given to the Noteholders in accordance with Condition 14.

In the case of Notes issued by UCC, if UCC shall determine (the “Determination”), based upon a written opinion of independent counsel selected by UCC (such opinion to be in a form, and such firm to be a firm, to which the Trustee shall have no reasonable objection), that any payment made outside the United States by UCC or any of the Paying Agents of the full amount of the next scheduled payment of either principal or interest due in respect of any Bearer Note or Coupon would, under any present or future laws or regulations of the United States affecting taxation or otherwise, be subject to any certification, information or other reporting requirement of any kind, the effect of which requirement is the disclosure to UCC, any of the Paying Agents or any United States governmental authority, of the nationality, residence or identity (as distinguished from disclosure of status as a United States alien) (as defined below) of a beneficial owner of such Bearer Note or Coupon who is a United States alien (other than such a requirement which (i) would not be applicable to a payment made to a custodian, nominee or other agent of the beneficial owner, or which can be satisfied by such a custodian, nominee or other agent certifying to the effect that such beneficial owner is a United States alien, provided, however, that payment by such custodian, nominee or agent to such beneficial owner is not otherwise subject to any requirement referred to in this sentence other than in the parenthesis thereof, (ii) is applicable only to payment to a custodian, nominee or other agent of the beneficial owner to or on behalf of such beneficial owner, or (iii) would not be applicable to a payment made by any other Paying Agent), UCC shall redeem the Bearer Notes as a whole but not in part, on the redemption date stated in the Tax Notice referred to below, at a redemption price equal to the principal amount thereof (or such other redemption amount as may be specified in or determined in accordance with the relevant Pricing Supplement) less, in the case of an Instalment Note, the aggregate amount of all instalments which shall have become due and payable prior to the date specified for such redemption in respect of such Note under any other Condition and which remains unpaid at such date together with accrued interest (if any) thereon (calculated as provided in these Terms and Conditions and in the Trust Deed) and, in the case of Undated Notes, arrears of interest (if any) in respect thereof to, but excluding, the date fixed for redemption. UCC shall make its Determination as soon as practicable after it becomes aware of an event that would give rise to such a Determination, and shall give prompt notice of such Determination (a “Tax Notice”) in accordance with Condition 14, stating in the Tax Notice the effective date of such certification, information or other reporting requirement and, if applicable, the date by which the redemption shall take place (which date shall be not later than one year after the publication of the relevant Tax Notice). Any such Determination shall be conclusive and binding on UCC, N.V., PLC, UNUS, the Noteholders and the Trustee. Notwithstanding the foregoing, UCC shall not redeem the Bearer Notes if UCC shall subsequently determine, based upon the written opinion of independent counsel selected by UCC (such opinion to be in a form and such firm to be a firm to which the Trustee shall have no reasonable objection), not less than 30 days prior to the date fixed for redemption, that subsequent payments would not be subject to any such requirement, in which case UCC shall give notice of such Determination in accordance with Condition 14 not less than 15 days prior to the date fixed for redemption and any earlier Tax Notice shall be revoked and of no further effect. Any such Determination shall be conclusive and binding on UCC, N.V., PLC, UNUS, the Noteholders and the Trustee.

Notwithstanding the foregoing paragraph, if and so long as all certification, information or other reporting requirements referred to in the preceding paragraph would be fully satisfied by payment of a back-up withholding tax or similar charge, UCC may elect prior to publication of the Tax Notice to have the provisions of this paragraph apply in lieu of the provisions of the preceding paragraph, in which event the Tax Notice shall set forth the effective date of such certification, information or reporting requirements and shall state that UCC has elected to pay Additional Amounts in lieu of redeeming the Bearer Notes, which shall be in addition to those Additional Amounts (if any) referred to in the first paragraph of Condition 9. UCC shall then pay as Additional Amounts such amounts as may be necessary so that every net payment made following the effective date of such a certification, information or reporting requirement outside the United States by UCC, the Trustee or any Paying Agent of principal or interest due in respect of a Bearer Note or Coupon of which the beneficial owner is a United States alien (but without any requirement with regard to any disclosure of the nationality, residence or identity of such beneficial owner), after deduction or withholding for or on account of such back-up withholding tax or similar charge (other than a back-up withholding tax or similar charge which (i) is imposed in relation to a requirement of disclosure referred to in the second parenthetical clause of the first sentence of the preceding paragraph, or (ii) is imposed as a result of presentation of such Bearer Note or Coupon for payment more than 30 days after the date on which such payment becomes due and payable or on which payment thereof is duly provided for, whichever occurs later), will not be less than the amount provided for in such Bearer Note of the relevant Series or such Coupon to be then due and payable. If UCC elects to pay such Additional Amounts, UCC will have the right, at its sole option, at any time, to redeem the Bearer Notes of the relevant Series, as a whole but not in part, at a redemption price equal to the principal amount thereof or such other maturity redemption amount as may be specified in or determined in accordance with the relevant Pricing Supplement, less, in the case of an Instalment Note, the aggregate amount of all instalments which shall have become due and payable prior to the date specified for such redemption in respect of such Note under any other Condition and which remains unpaid at such date together with accrued interest (if any) thereon (calculated as provided in these Terms and Conditions and in the Trust Deed) and, in the case of Undated Notes, arrears of interest (if any) in respect thereof to the date fixed for redemption, including any Additional Amounts required to be paid under this paragraph, in the manner and upon the terms prescribed in the preceding paragraph. If UCC has made the Determination described in the preceding paragraph with respect to a certification, information or other reporting requirement applicable only to interest on the Bearer Notes and elects to pay the Additional Amounts described in this paragraph and subsequently makes a Determination in the manner and of the nature referred to in the preceding paragraph with respect to such a requirement applicable to principal of the Bearer Notes, UCC will redeem such Notes in the manner and upon the terms described in the preceding paragraph, unless UCC again elects in accordance with the provisions of the preceding paragraph and this paragraph to have the provisions of this paragraph apply in lieu of the provisions of the preceding paragraph. If, in such circumstances, the Bearer Notes are to be redeemed, UCC shall have no obligation to pay Additional Amounts with respect to principal payable or interest accrued after the date of the Tax Notice, but will be obliged to pay Additional Amounts with respect to interest accrued to the date of such Tax Notice.

For purposes of the foregoing discussion, the term “United States alien” means any person who, for United States income tax purposes, is a foreign corporation, a non-resident alien individual, or an estate or trust whose income is not includible in gross income for United States Federal income tax purposes.

References herein to principal of, or interest on, the Notes shall be deemed also to refer to any Additional Amounts which may be payable with respect thereto under this Condition or any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

The provisions of this Condition shall be without prejudice to the rights of substitution conferred by Condition 15.

The relevant Pricing Supplement may set forth certain additional tax consequences to Holders of Notes of a particular Series.

10.  REPAYMENT UPON EVENT OF DEFAULT

10A. Unless otherwise specified in the relevant Pricing Supplement, the following events or circumstances (each, a “Default”) shall be acceleration events in relation to the Notes of this Series:

(a)	there is a default in the payment of any principal of, or for more than 15 days in the payment of any interest due on, any of the Notes; or
(b)	there is a default in the performance or observance by the Issuer or N.V. or PLC of any other obligation under the Trust Deed or the Notes and such default continues for 30 days after written notice thereof shall have been given to the Issuer and the Guarantor(s) by the Trustee requiring the same to be remedied; or

(c)	(i) any other indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) of either N.V. or PLC becomes prematurely repayable as a result of a default under the terms thereof, or (ii) either N.V. or PLC defaults in the repayment of any indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) at the maturity thereof (taking into account any applicable grace period therefor), or (iii) any guarantee or indemnity given by either N.V. or PLC in respect of any indebtedness in respect of borrowed money (amounting in aggregate principal amount to not less than U.S.$100,000,000 or the equivalent thereof in any other currency or currencies) shall not be honoured when due and called upon (taking into account any applicable grace period therefor) save where the Trustee is satisfied that liability under such guarantee or indemnity is being contested in good faith; or

(d)	an order is made or a decree or an effective resolution is passed for the winding-up, liquidation or dissolution of the Issuer or N.V. or PLC or an administration order is made in relation to PLC (except, in the case of N.V. or PLC, for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 15 or the terms of which have previously been approved in writing by the Trustee or, where UCC is the Issuer, for the purpose of a merger, reconstruction or amalgamation of UCC, under the terms of Condition 15 or a merger, reconstruction or amalgamation not involving bankruptcy or insolvency) and (except where such order, decree or resolution is initiated or consented to by the relevant company or its shareholders) such order, decree or resolution is not discharged or stayed within a period of 60 days; or

(e)	the Issuer or N.V. or PLC (except, in the case of N.V. or PLC, for the purpose of a merger, reconstruction or amalgamation, under the terms of Condition 15 or the terms of which have previously been approved in writing by the Trustee or, where UCC is the Issuer, for the purpose of a merger, reconstruction or amalgamation of UCC, under the terms of Condition 15 or a merger, reconstruction or amalgamation not involving bankruptcy or insolvency) ceases or threatens to cease to carry on the whole or substantially the whole of its business; or

(f)	an administrative receiver or other receiver, trustee, assignee or like officer is appointed of (where the Issuer is UCC) the whole or substantially the whole of the undertaking or assets of UCC or (in any case) the whole or a substantial part of the undertaking or assets of PLC or (in any case) an administrator (bewindvoerder) is provisionally or definitively appointed by the District Court in the event of a moratorium (surséance van betaling) over the whole or a substantial part of the undertaking or assets of N.V. and (except where any such appointment is made by or at the instigation or motion of the relevant company or its shareholders) such appointment is not discharged within 30 days; or

(g)	a trustee in bankruptcy (curator) is appointed by the District Court in the event of bankruptcy (faillissement) affecting the whole or a substantial part of the undertaking or assets of N.V. and such appointment is not discharged within 30 days; or

(h)	a distress or execution is levied or enforced upon or sued out against a substantial part of the assets of either N.V. or PLC (being, in the case of N.V., either an executory attachment (executoriaal beslag) or a conservatory attachment (conservatoir beslag)) and is not removed, discharged, cancelled or paid out within 30 days after the making thereof or any encumbrancer takes possession of (where the Issuer is UCC) the whole or substantially the whole of the undertaking or assets of UCC or (in any case) the whole or a substantial part of the undertaking or assets of N.V. or PLC and is not discharged within 30 days; or

(i)	for any reason the guarantee of either N.V. or PLC in respect of the Notes ceases to be in full force and effect.

For the purposes of paragraphs (f), (g) and (h) the expression “a substantial part” means a part whose value is equal to or greater than 25 per cent. of the aggregate value of the fixed assets and current assets of the Unilever Group, such value and such assets being determined by reference to the then most recently published audited consolidated balance sheet of the Unilever Group. A report by the auditors of the relevant company that, in their opinion, (i) the amounts shown in a certificate provided by N.V. and PLC (showing the fixed assets and current assets of the relevant part and those fixed assets and current assets expressed as a percentage of the fixed assets and current assets of the Unilever Group) have been correctly extracted from the accounting records of the Unilever Group and (ii) the percentage of the fixed assets and current assets of that part to the fixed assets and the current assets of the Unilever Group has been correctly calculated, shall, in the absence of manifest error, be conclusive evidence of the matters to which it relates.

10B. If any Default shall occur in relation to the Notes of this Series, the Trustee in its discretion may, and (subject to its rights under the Trust Deed to be indemnified to its satisfaction), if so directed by an Extraordinary Resolution of the Holders of the Notes of this Series or if so requested in writing by the Holders of not less than 25 per cent. in principal amount of the Notes of this Series shall, but, in the case of the happening of any of the events referred to in paragraphs (b), (c), (e), (f), (g) or (h) of Condition 10A, only if the Trustee shall have certified to the Issuer and the Guarantor(s) that such event is, in its opinion, materially prejudicial to the interests of the Holders of the Notes of this Series, by written notice to the Issuer and the Guarantor(s) declare that such Notes are immediately repayable whereupon the same shall become immediately repayable at their default early redemption amount (which shall be their principal amount or such other default early redemption amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement) less, in the case of any Instalment Note, the aggregate amount of all instalments which shall have become due and payable in respect of such Note prior to the date fixed for redemption under any other Condition and which remains unpaid at such date together with all interest (if any) accrued thereon (calculated as provided in these Terms and Conditions and in the Trust Deed) and, in the case of Undated Notes, arrears of interest (if any) in respect thereof.

11.     ENFORCEMENT

At any time after the Notes of this Series shall have become repayable, the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer and the Guarantor(s) as it may think fit to enforce repayment of such Notes together with accrued interest and to enforce the provisions of the Trust Deed, but it shall not be bound to take any such proceedings unless (i) it shall have been so directed by an Extraordinary Resolution or so requested in writing by the holders of at least 25 per cent. in principal amount of the Notes of this Series then outstanding and (ii) it shall have been indemnified and/or received security to its satisfaction. Only the Trustee may enforce the provisions of the Notes or the Trust Deed and no Holder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer or the Guarantor(s) unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

12.     PRESCRIPTION

(a)     Claims against the Issuer and/or the Guarantor(s) in respect of Bearer Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years, in the case of Notes and Receipts and five years, in the case of Coupons, from the Relevant Date (as defined in Condition 9) relating thereto.

(b)      In relation to Definitive Notes initially delivered with Talons attached thereto, there shall not be included in any Coupon sheet issued upon exchange of a Talon any Coupon which would be void upon issue pursuant to Condition 8A(6) or the due date for payment of which would fall after the due date for the redemption of the relevant Note or which would be void pursuant to this Condition 12.

(c)      Claims against the Issuer or, as the case may be, the Guarantor(s) in respect of amounts (other than interest) due in respect of Registered Notes will be prescribed unless made within 10 years (or, in the case of claims in respect of interest in respect of such Notes, five years) after the due date for payment.

13.     REPLACEMENT OF NOTES, RECEIPTS AND COUPONS

If any Note, Receipt or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent (in the case of Bearer Notes, Receipts and Coupons) or of the Registrar (in the case of Registered Notes) upon payment by the claimant of all expenses incurred in connection with such replacement and upon such terms as to evidence, security, indemnity and otherwise as the Issuer or the Principal Paying Agent or, as the case may be, the Registrar may require. Mutilated or defaced Notes, Receipts and Coupons must be surrendered before replacements will be delivered.

14.     NOTICES

To Holders of Bearer Notes

(a)      Notices to Holders of Bearer Notes will, save where another means of effective communication has been specified in the relevant Pricing Supplement, be deemed to be validly given if published in one leading English language daily newspaper with circulation in London (which is expected to be the Financial Times) or, if this is not possible, in one other leading English language daily newspaper with circulation in Europe or, in the case of a Temporary Global Note or Permanent Global Note, if delivered to Euroclear and/or Clearstream, Luxembourg and/or any other applicable clearing system for communication by them to the persons shown in their respective records as having interests therein provided that, in the case of Notes listed on any stock exchange, the requirements of such stock exchange have been complied with. All notices in respect of a Note listed on Euronext Amsterdam shall be published in the Euronext Official Daily List (“Officiële Prijscourant”). Any such notice shall be deemed to have been given on the date of such publication or, if so published more than once, on the date of first publication or, as the case may be, on the fourth day after the date of such delivery to Euroclear and/or Clearstream, Luxembourg and/or such other clearing system. If publication is not practicable in any such newspaper, notice will be validly given if made in such other manner, and shall be deemed to have been given on such date, as the Trustee may in each case approve in writing.

Holders of Coupons and Receipts will be deemed for all purposes to have notice of the contents of any notice given to Holders of Bearer Notes in accordance with this Condition.

To Holders of Registered Notes

(b)       In the case of Registered Notes, notices to Holders of Registered Notes will be deemed to be validly given if sent by first class post (or equivalent) or (if posted overseas) by airmail to them (or, in the case of joint Holders, to the first-named in the register kept by the Registrar) at their respective addresses as recorded in the register kept by the Registrar, and will be deemed to have been validly given on the fourth day after the date of such posting.

15.      MEETINGS OF NOTEHOLDERS; MODIFICATION; WAIVER; SUBSTITUTION

The Trust Deed contains provisions for convening meetings of Holders of any Series of Notes to consider any matter affecting their interests, including the modification by Extraordinary Resolution of these Terms and Conditions or the provisions of the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing a clear majority in principal amount of the Notes of that Series for the time being outstanding or, at any adjourned meeting, two or more persons being or representing Noteholders whatever the principal amount of the Notes of that Series so held or represented, except that, at any meeting the business of which includes the modification of certain of these Terms and Conditions or provisions of the Trust Deed, the necessary quorum for passing an Extraordinary Resolution will be two or more persons holding or representing not less than 66 per cent., or at any adjourned such meeting not less than 33 per cent., of the principal amount of the Notes of that Series for the time being outstanding. An Extraordinary Resolution passed at any meeting of Noteholders of any Series of Notes will be binding on all Noteholders of that Series, whether or not they are present at the meeting, and on all Couponholders of that Series.

The Trust Deed contains provisions for the convening of a single meeting of Holders of Notes of more than one Series where the Trustee so decides.

The Trustee may agree, without the consent of the Noteholders or Couponholders of any Series, to any modification (subject to certain exceptions) of, or to the waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed which, in the opinion of the Trustee, is not materially prejudicial to the interests of the Holders of such Notes or to any modification which is of a formal, minor or technical nature or is made to correct a manifest error. The Trustee may also determine that any event which would or might otherwise constitute a Default under Condition 10 shall not do so, provided that, in the opinion of the Trustee, such event is not materially prejudicial to the interests of the Holders of the Notes of the relevant Series. Any such modification, waiver, authorisation or determination shall be binding on the Holders of the Notes of such Series and of the Receipts and of the Coupons (if any) relating thereto and (unless the Trustee agrees otherwise) any such modification shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 14.

The Trustee may also agree, subject to certain conditions set out in the Trust Deed, but without the consent of the Holders of the Notes of such Series and of the Receipts and of the Coupons (if any) relating thereto, (i) to the substitution of any Group Company in place of the Issuer as principal debtor in respect of the Notes of any Series or (ii) to the substitution in place of the Issuer as principal debtor, or of any Guarantor, of any successor in business (as defined in the Trust Deed) of the Issuer or, as the case may be, that Guarantor. It is a condition of any such substitution that such Notes, Receipts and Coupons (if any) relating thereto thereupon become or remain, as the case may be, unconditionally and irrevocably guaranteed on a joint and several basis by N.V. (except where N.V. is the new principal debtor), PLC (except where PLC is the new principal debtor) and, where the new principal debtor is a subsidiary of UNUS, UNUS (provided that, where the new principal debtor is not a subsidiary of UNUS, UNUS shall be released from its guarantee (if any)).

Neither the Issuer nor N.V. nor PLC will merge with or transfer all or substantially all of its assets or undertaking to another company (except where such Issuer, N.V. or PLC is the continuing company) unless that other company agrees in form and manner reasonably satisfactory to the Trustee to be bound by the terms of the Notes, Receipts and the Coupons (if any) appertaining thereto and the Trust Deed in place of the Issuer or, as the case may be, N.V. or PLC and the Trustee is satisfied that the conditions set out in the Trust Deed are complied with.

In considering the interests of the Noteholders for the purposes of any substitution, merger or transfer as aforesaid the Trustee shall not have regard to the consequences for individual Noteholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political subdivision thereof.

16.      INDEMNIFICATION OF THE TRUSTEE

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified to its satisfaction. The Trustee is entitled to enter into business transactions with N.V., PLC, UCC or UNUS and/or any Group Company without accounting to any Noteholders, Receiptholders or Couponholders for any profit resulting therefrom.

17.     FURTHER ISSUES AND ADDITIONAL ISSUERS

17A.  The Issuer may, from time to time, without the consent of the Holders of any Notes, Receipts or Coupons of this or any other Series, create and issue further notes, bonds or debentures having the same terms and conditions as the Notes of this Series in all respects (or, in all respects except for the first payment of interest, if any, on them and/or the denomination thereof) so as to form a single series with the Notes of this Series.

17B.   Subject as provided in the Trust Deed, N.V. and PLC may designate any Group Company to become an Issuer of Notes under the Trust Deed. As provided in the Trust Deed, any such Group Company which is to become an Issuer of any Series of Notes shall become such under the terms of a supplemental deed in or substantially in the form scheduled to the Trust Deed (or in such other form as may be approved by the Trustee in writing) (which shall take effect in accordance with its terms) whereby such Group Company agrees to be bound as an Issuer under the Trust Deed and the Paying Agency Agreement, all as more fully provided in the Trust Deed.

18.     GOVERNING LAW

The Trust Deed, the Paying Agency Agreement, the Notes, the Receipts and the Coupons are governed by, and will be construed in accordance with, English law.

19.     JURISDICTION

The Issuer and the Guarantor(s) (other than PLC) have, in the Trust Deed, submitted to the jurisdiction of the English courts, save that where the Notes, Receipts or Coupons are denominated in the lawful currency of Switzerland and in respect of which it is specified in the relevant Pricing Supplement that such Notes, Receipts or Coupons are to be listed on the SWX Swiss Exchange, the Issuer and the Guarantor(s) have, in the Trust Deed, submitted to the non-exclusive jurisdiction of the ordinary courts of the Canton of Zurich, place of jurisdiction being Zurich 1, Switzerland, for all purposes in connection with the Trust Deed, the Notes, the Receipts and the Coupons.

20.     RIGHTS OF THIRD PARTIES

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

USE OF PROCEEDS

The net proceeds of the issue of each Series of Notes will be used by the relevant Issuer for the general purposes of the Unilever Group.

SIXTH SCHEDULE
Form of Supplemental Deed increasing Programme Limit

THIS DEED made the [          ] day of
[          ], [           ]

BETWEEN

(1)	UNILEVER N.V., UNILEVER PLC, UNILEVER CAPITAL CORPORATION and UNILEVER UNITED STATES, INC.; and
(2)	THE LAW DEBENTURE TRUST CORPORATION p.l.c. as Trustee.

SUPPLEMENTAL to a Trust Deed dated 22nd July, 1994 made between the parties hereto relating to a Programme for the Issuance of Debt Instruments WITNESSES that the limit of U.S.$15,000,000,000 imposed by Clause 2(A) of the said Trust Deed as amended by Deeds supplemental thereto dated 24th July, 1995, 11th July, 1996, 13th November, 1997, 11th November, 1998, 4th July, 2000 and 2nd July, 2001 is hereby increased to U.S.$[   ].

IN WITNESS thereof the parties hereto have executed this Deed as a deed the day and year first above written.

THE SEVENTH SCHEDULE
Form of Supplemental Deed joining a New Issuer

THIS SUPPLEMENTAL DEED is made this [          ] day of
[          ], [           ]

BY:

(1)	[ ] a company incorporated in [ ] having its registered office at [ ] (the “New Issuer”);
(2)	UNILEVER N.V., a company incorporated under the laws of The Netherlands, whose corporate seat is at Weena 455, 3013 AL, Rotterdam, The Netherlands, UNILEVER PLC, a company incorporated under the laws of England, whose registered office is at Port Sunlight, Wirral, Merseyside L62 4ZA, England, UNILEVER CAPITAL CORPORATION, a company incorporated under the laws of the State of Delaware, U.S.A., whose registered office is at 1209 Orange Street, Wilmington, Delaware 19801, U.S.A. and UNILEVER UNITED STATES, INC., a company incorporated under the laws of the State of Delaware, U.S.A., whose registered office is at 1209 Orange Street aforesaid;
(3)	THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated under the laws of England, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the “Trustee”);
(4)	[ ] in its capacity as principal paying agent (the “Principal Paying Agent”, which expression shall include any successor to [ ] in its capacity as such);
(5)	[ ] and [ ] in their capacities as paying agents (the “Paying Agents”, which expression shall include the Principal Paying Agent and any substitute or additional paying agents so appointed); and
(6)	[ ] in its capacity as the principal registrar (the “Principal Registrar”), [ ] which expression shall include any successor to [ ] in its capacity as such.

WHEREAS:

(A)	This Deed is supplemental to the trust deed dated 22nd July, 1994 made between Unilever N.V., Unilever PLC and Unilever Capital Corporation (the “Original Issuers”), Unilever PLC, Unilever N.V. and Unilever United States, Inc. as guarantors (the “Original Guarantors”) and the Trustee (such trust deed, as from time to time modified or supplemented in accordance with its terms being referred to herein as the “Trust Deed”) and to the paying agency agreement dated 22nd July, 1994 made between the Original Issuers, the Original Guarantors, the Trustee, the Principal Paying Agent, the Paying Agents and the Principal Registrar (such paying agency agreement, as from time to time amended or supplemented with the prior consent of the Trustee being referred to herein as the “Paying Agency Agreement”).

(B)	The New Issuer is a Group Company of Unilever N.V. and Unilever PLC.
(C)	At the request of [ ], the New Issuer wishes to execute this deed (being a deed supplemental to the Trust Deed in order to become an Issuer as defined in the Trust Deed) and pursuant to the provisions therein contained, and pursuant to the provisions contained in the Paying Agency Agreement.
(D)	Each of the Agents (as defined in Clause 1 hereof) wishes, pursuant to the terms of the Paying Agency Agreement to act as an agent (in the capacity in which it has been appointed under the Paying Agency Agreement and in accordance with the terms thereof) of [ ] which becomes an Issuer pursuant to, and in the manner provided in, Clause 17(E) of the Trust Deed.

(E)

[             ] has agreed to guarantee the payment of all moneys payable by the New Issuer under the Trust Deed and in respect of any Notes issued by the New Issuer in the manner appearing hereunder and under the Trust Deed.

[(F)

The Trustee has received legal opinion(s) from legal counsel in the country of incorporation of the New Issuer and of [             ] and in England, reasonably satisfactory to it, to the effect, inter alia, that the New Issuer and [             ] each have the capacity and power to enter into this supplemental deed and that, when executed and delivered by such New Issuer and [              ], this supplemental deed will constitute valid and legally binding obligations of such New Issuer][1].

NOW THEREFORE THIS SUPPLEMENTAL DEED WITNESSETH AND IT IS HEREBY DECLARED as follows:

1.	Definitions and Interpretations
(A)	In this supplemental deed, any reference to “Agents” is to the Principal Paying Agent, the other Paying Agents and the Principal Registrar.
(B)	To the extent to which the same are applicable and unless otherwise defined herein, the definitions and provisions contained in Clause 1 of the Trust Deed shall apply to and be incorporated in this Supplemental Deed (including the recitals hereto).

1 Recital (F) and Clause 6 of this Supplemental Deed are alternatives, one of which (to be determined by the Trustee) should be deleted.

2.	Acknowledgement by New Issuer The New Issuer hereby appoints the Trustee (and the Trustee hereby accepts such appointment) to act as Trustee on the same terms as set out in the Trust Deed.
3.	Guarantee

[           ] hereby confirms that the guarantee contained in Clause 8 of the Trust Deed applies to all amounts owing by the New Issuer under or pursuant to the Trust Deed and any Notes, Receipts or Coupons appertaining thereto.

4.	Appointment of Agents

The New Issuer hereby appoints each of the Agents as its agent on the same terms set out in the Paying Agency Agreement and each of the Agents accepts its appointment as agent of the New Issuer in relation to any Notes issued by the New Issuer and shall comply with the terms and conditions applicable thereto, the provisions of the Paying Agency Agreement and, in connection therewith, shall take all such action as may be incidental thereto.

5.	Incorporation of Terms

It is declared that there shall be deemed to be incorporated in this Supplemental Deed all the covenants, undertakings, powers, obligations and/or other provisions of the Trust Deed, the Schedules thereto, the Conditions and the Paying Agency Agreement relating to or affecting the Issuers in the same manner and to the same extent as if the same had been mutatis mutandis, set out in full in this Supplemental Deed and made applicable to the New Issuer, and (without prejudice to the generality of the foregoing) the New Issuer accordingly covenants:

(i)	in favour of the Trustee to duly perform and observe and be bound by the said covenants, undertakings, powers, obligations and/or other provisions imposed on or relating to or affecting it by or under the Trust Deed or the Schedules or the Conditions; and

	(ii)	in favour of the Trustee and each of the Agents, to duly perform and observe and be bound by the said covenants, undertakings, powers, obligations and/or other provisions imposed on or relating to or affecting it by or under the Paying Agency Agreement.
[6.

Conditions

This Supplemental Deed shall not take effect unless and until the Trustee shall have received opinions of legal counsel in the country of incorporation of the New Issuer and of [             ] and in England, reasonably satisfactory to it, to the effect, inter alia, that the New Issuer and [              ] each have the capacity and power to enter into this supplemental deed and that this supplemental deed constitutes valid and legally binding obligations of the New Issuer and [              ].]

7.	Governing Law This Supplemental Deed is governed by and shall be construed in accordance with the laws of England.
[8.	Jurisdiction

In relation to all claims arising hereunder [               ] severally agree that the courts of England are to have jurisdiction to settle any such claim and that accordingly any suit, action or proceedings (together referred to as “Proceedings”) arising hereunder may be brought in such courts, save that in respect of Notes issued under the Trust Deed which are denominated in the lawful currency of Switzerland and in respect of which it is specified in the relevant Pricing Supplement that such Notes are to be listed on the SWX Swiss Exchange, each of the parties hereto irrevocably agrees, for the benefit only of the Trustee and the holders of such Notes that the ordinary courts of the Canton of Zurich, place of jurisdiction being Zurich 1, Switzerland, shall have non-exclusive jurisdiction to hear and determine Proceedings. Nothing contained in this Clause shall limit any right to take proceedings against [               ] in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction, whether concurrently or not. Each of [              ] irrevocably agrees that any legal proceedings or any demand or any notice may be made or served on it by the same being posted in a prepaid registered or recorded delivery letter addressed to it at the address set out in clause 31 of the Trust Deed for the time being of Unilever PLC (or at such other office as it may have notified in writing to the Trustee and as the Trustee shall from time to time have approved) and marked for the attention of the Joint Secretary of Unilever PLC or such other official of Unilever PLC as [ ] may have notified in writing to the Trustee and the Trustee shall from time to time have approved.]

IN WITNESS WHEREOF this Supplemental Deed has been executed as a deed by the parties hereto and is intended to be and is hereby delivered on the date first above written.

THE EIGHTH SCHEDULE
Form of Supplemental Deed releasing an Issuer

THIS SUPPLEMENTAL DEED is made this [                     ] day of [             ],

[                  ]

BY:

(1)	[ ] a duly incorporated company having its [registered office at [ ] ][1] [corporate seat in Rotterdam, The Netherlands][2] (the “Retiring Issuer”);
(2)	THE LAW DEBENTURE TRUST CORPORATION p.l.c., a company incorporated under the laws of England, whose registered office is at Fifth Floor, 100 Wood Street, London EC2V 7EX (the “Trustee”);
(3)	[ ] in its capacity as principal paying agent (the “Principal Paying Agent”, which expression shall include any successor to [ ] in its capacity as such);
(4)	[ ] and [ ] in their capacities as paying agents (the “Paying Agents”, which expression shall include the Principal Paying Agent and any substitute or additional paying agents so appointed); and
(5)	[ ] in its capacity as the principal registrar (the “Principal Registrar”) which expression shall include any successor to [ ] in its capacity as such.

WHEREAS:

(A)	This Deed is supplemental to the trust deed dated 22nd July, 1994 made between Unilever N.V., Unilever PLC and Unilever Capital Corporation as Issuers (the “Original Issuers”), Unilever PLC, Unilever N.V. and Unilever United States, Inc. as Guarantors (the “Original Guarantors”) and the Trustee (such trust deed, as from time to time modified or supplemented in accordance with its terms being referred to herein as the “Trust

1 Delete if N.V. is the Retiring Issuer.

2 Include it N.V. is the Retiring Issuer.

Deed”) and to the paying agency agreement dated 22nd July, 1994 made between the Original Issuers, the Original Guarantors, the Trustee, the Principal Paying Agent, the other Paying Agents and the Principal Registrar (such paying agency agreement, as from time to time amended or supplemented with the prior consent of the Trustee being referred to herein as the “Paying Agency Agreement”).

(B)	[There are not outstanding any Notes issued by the Retiring Issuer.]/ [ ] has assumed the obligations under the Notes.][1]
(C)	At the request of the Retiring Issuer, the Trustee has agreed to execute this supplemental deed in order to release the Retiring Issuer from its obligations, undertakings and covenants under the Trust Deed.

(D)	The Trustee and each of the Agents (as defined in Clause 1 of these presents) have agreed that the Retiring Issuer shall be released from its obligations, undertakings and covenants under the Paying Agency Agreement upon the execution and delivery of this supplemental deed.

NOW THEREFORE THIS SUPPLEMENTAL DEED WITNESSETH AND IT IS HEREBY DECLARED as follows:

1.	(A)

In this supplemental deed, any reference to “Agents” is to the Principal Paying Agent, the other Paying Agents and the Principal Registrar as such expressions are defined in the Paying Agency Agreement.

(B)	To the extent to which the same are applicable, the definitions and provisions contained in Clause 1 of the Trust Deed shall apply to and be incorporated in this supplemental deed (including the recitals hereto).

2.	At the request of the Retiring Issuer:
	(a)	the Trustee hereby releases the Retiring Issuer from its obligations, undertakings and covenants under the Trust Deed; and

1 Delete as applicable.

	(b)	the Trustee and each of the Agents hereby releases the Retiring Issuer from its obligations, undertakings and covenants under the Paying Agency Agreement.
3.	The release of the Retiring Issuer shall not affect any accrued rights and liabilities as between the Retiring Issuer, the Trustee and the Agents pursuant to the Trust Deed and the Paying Agency Agreement.

4.	This supplemental deed is governed by and shall be construed in accordance with the laws of England.

IN WITNESS WHEREOF this supplemental deed has been executed as a deed by the parties hereto and is intended to be and is hereby delivered on the date first above written.

THE NINTH SCHEDULE
Provisions for Meetings of Holders of Notes

1.	(A)	As used in this Schedule, the following expressions shall have the meanings hereinafter mentioned unless the context otherwise requires:
(1)	“voting certificate” shall mean in relation to Bearer Notes a certificate in the English language issued by any Paying Agent and dated, in which it is stated:
(a)	that on the date thereof, Bearer Notes of any Series (not being Bearer Notes in respect of which a block voting instruction has been issued and is outstanding in respect of the meeting specified in such voting certificate or any adjournment thereof) of the principal amount(s) specified and bearing specified serial numbers have been deposited with such Paying Agent and that no such Bearer Notes will be released until the first to occur of:

	(i)	the conclusion of the meeting specified in such certificate or if applicable any adjournment thereof or any poll taken on any resolution proposed thereat (whichever is the later); and
	(ii)	the surrender of the voting certificate to the Paying Agent who issued the same; or
(b)	that until the release of the Bearer Notes represented thereby the bearer thereof is entitled to attend and vote at such meeting or any adjournment thereof in respect of the Notes represented by such certificate;

(2)	“block voting instruction” shall mean in relation to Bearer Notes a document in the English language issued by any Paying Agent and dated, in which:
(a)	it is certified that Bearer Notes of the relevant Series (not being Bearer Notes in respect of which a voting certificate has been issued and is outstanding in respect of the meeting specified in such block voting instruction or any adjournment thereof) have been deposited with such Paying Agent and that no such Bearer Notes will be released until the first to occur of:
	(i)	the conclusion of the meeting specified in such document or if applicable any adjournment thereof or any poll taken on any resolution proposed thereat (whichever is the later); and
(ii)	the surrender, not less than 48 hours before the time for which such meeting or adjourned meeting is convened or poll called, of the respective receipts to the Paying Agent who issued the same in respect of each such deposited Bearer Note which is to be released coupled with notice from the Paying Agent to the relevant Issuer of such surrender;

(b)	it is certified that each depositor of such Bearer Notes has instructed such Paying Agent that the vote(s) attributable to his or its Bearer Notes so deposited should be cast in a particular way in relation to the resolution or resolutions to be put to such meeting or any adjournment thereof and that all such instructions are, during the period of 48 hours prior to the time for which such meeting or adjourned meeting is convened, neither revocable nor subject to amendment;

(c)	the total number, the principal amounts and the certificate numbers of the Bearer Notes so deposited are listed, distinguishing with regard to principal amount and with regard to each such resolution between those in respect of which instructions have been given as aforesaid that the votes attributable thereto should be cast in favour of the resolution, and those in respect of which instructions have been given that the votes attributable thereto should be cast against the resolution; and

(d)	one or more persons named in such document (hereinafter called a “proxy”) is or are authorised and instructed by such Paying Agent to cast the votes attributable to the Bearer

Notes so listed in accordance with the instructions referred to in (c) above as set out in such document.
(B)	Voting certificates and block voting instructions shall only be issued in respect of Bearer Notes deposited with any Paying Agent not less than 48 hours before the time for which the meeting or the poll to which the same relate has been convened or called and shall be valid only for so long as the relevant Bearer Notes will not be released pursuant to this paragraph 1 hereof and during the validity thereof the Holder of any such voting certificate or (as the case may be) the proxy or proxies named in any block voting instruction shall, for all purposes in connection with any meeting of Holders of Bearer Notes, be deemed to be the Holder of the Bearer Notes of the relevant Series to which such voting certificate or block voting instruction relates and the Paying Agent with which such Bearer Notes have been deposited shall nevertheless be deemed for such purposes not to be the Holder of those Notes.

2.	(A)	A Holder of one or more Registered Notes may by an instrument in writing (hereinafter called a “form of proxy”) signed by the Holder or, in the case of a corporation, executed under its common seal or signed on its behalf by its duly appointed attorney or a duly authorised officer of the corporation and delivered to the specified office of the Registrar not later than 48 hours before the time fixed for the meeting, appoint any person (hereinafter called a “proxy”) to attend and act on his or its behalf in connection with any meeting or proposed meeting of the Holders of Registered Notes. The form of proxy shall be the usual common form or such other form as the Trustee may approve.

(B)	Any Holder of one or more Registered Notes which is a corporation may by resolution of its directors or other governing body authorise any person to act as its representative (hereinafter called a “representative”) in connection with any meeting or proposed meeting of the Holders of Registered Notes.

(C)	Any proxy appointed pursuant to sub-paragraph (A) above or representative appointed pursuant to sub-paragraph (B) above shall so long as such appointment remains in force, without prejudice to the provisions of paragraph 18(B), be deemed, for all purposes in connection with any meeting or proposed meeting of the Holders of Notes referred to in such appointment, to be the Holder of the Registered Notes to which such appointment relates and the Holder of the Registered Notes shall be deemed for such purposes not to be the Holder.
3.	The Trustee, the relevant Issuer or the relevant Guarantor(s) at any time may, and the Trustee shall (subject to its being indemnified to its satisfaction against all costs and expenses thereby occasioned) upon a request in writing at the time by Holders of Notes holding not less than one-tenth of the principal amount outstanding of the Notes of any particular Series for the time being outstanding shall, convene a meeting of the Holders of Notes of such Series. Whenever the relevant Issuer or the relevant Guarantor(s) is or, as the case may be, are about to convene any such meeting it shall forthwith give notice in writing to the Trustee of the day, time and place thereof and of the nature of the business to be transacted thereat. Every such meeting shall be held at such place as the Trustee may approve.

4.	At least twenty-one days’ notice (exclusive of the day on which the notice is given and of the day on which the meeting is held) specifying the day, time and place of meeting shall be given to the Holders of the Notes of the relevant Series in the manner provided in the Conditions. A copy of the notice shall be given to the Trustee unless the meeting shall be convened by the Trustee, and to the relevant Issuer or relevant Guarantor(s) unless the meeting shall be convened by such relevant Issuer or relevant Guarantor(s). Such notice shall be given in the manner provided in these presents and shall, unless in any particular case the Trustee otherwise agrees, specify the terms of the resolutions to be proposed and shall include to the extent applicable to the relevant Series, inter alia, statements to the effect:

(a)	that Bearer Notes of the relevant Series may be deposited with any Paying Agent for the purpose of obtaining voting certificates or appointing proxies until 48 hours before the time fixed for the meeting but not thereafter; and

(b)	that the Holders of Registered Notes may appoint proxies by executing and delivering to the specified office of the Registrar until 48 hours before the time fixed for the meeting but not thereafter or, in the case of corporations, may appoint representatives by resolution of their directors or other governing body.

5.	A person (who may, but need not, be the Holder of a Note of the relevant Series) nominated in writing by the Trustee shall be entitled to take the chair at every such meeting but if no such nomination is made or if at any meeting the person nominated shall not be present within 15 minutes after the time appointed for the holding of such meeting the Holders of Notes present shall choose one of their number to be chairman and, failing such choice, the relevant Issuer may appoint a chairman who may, but need not, be the Holder of a Note.

6.	At any such meeting two or more persons present in person holding Notes of the relevant Series and/or voting certificates and/or being proxies or representatives and being or representing in the aggregate a clear majority in principal amount of the Notes of the relevant Series for the time being outstanding shall form a quorum for the action of business and no business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of business. The quorum at any such meeting for passing an Extraordinary Resolution shall (subject as provided below) be two or more persons present in person holding Notes of the relevant Series or voting certificates or being proxies and holding or representing in the aggregate a clear majority in principal amount of the Notes of the relevant Series for the time being outstanding; PROVIDED THAT at any meeting the business of which includes any of the following matters (each of which shall only be capable of being effected after having been approved by Extraordinary Resolution) namely:

(i)	varies the date of maturity or any date of redemption of any of the Notes of the relevant Series or any date for payment of any principal or interest in respect thereof; or
(ii)	reduces or cancels the principal amount of the Notes of the relevant Series, varies any provision regarding the calculation of the amount or the rate of interest payable thereon or varies the rate of discount, rate of amortisation or any other rate of return applicable thereto or reduces the amount of principal or interest payable on any date; or

(iii)	modifies the provisions contained in this Schedule concerning the quorum required at any meeting of Holders of Notes in respect of the Notes of the relevant Series or any adjournment thereof or concerning the majority required to pass an Extraordinary Resolution; or

(iv)	varies the currency in which any payment (or other obligation) in respect of the Notes of the relevant Series is to be made; or
(v)	amends this proviso in any manner,
the quorum shall be two or more persons present holding Notes or voting certificates or being proxies and holding or representing in the aggregate not less than 66 per cent. of the principal amount of the Notes of the relevant Series for the time being outstanding.

7.	If within half an hour from the time appointed for any such meeting a quorum is not present the meeting shall, if convened upon the requisition of Holders of Notes, be dissolved. In any other case it shall be adjourned for such period, not being less than fourteen days nor more than 42 days, and to such time and place as may be appointed by the chairman. Save as otherwise provided in the proviso to this paragraph, at such adjourned meeting two or more persons present in person holding Notes of the relevant Series and/or voting certificates and/or being proxies or representatives (whatever the principal amount of the Notes so held or represented) shall form a quorum and shall have the power to pass any resolution and to decide upon all matters which could properly have been dealt with at the meeting from which the adjournment took place had a quorum been present at such meeting Provided that at any adjourned meeting the business of which includes any of the matters specified in the proviso to paragraph 6 above, the quorum shall be two or more persons present holding Notes or voting certificates or being proxies or representatives and holding or representing in the aggregate no less than 33 per cent. of the principal amount of the Notes of the relevant Series for the time being outstanding.

8.	The chairman may with the consent of (and shall if directed by) any meeting adjourn the same from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

9.	At least fourteen days’ notice of any meeting adjourned through want of a quorum shall be given in the same manner as for an original meeting and such notice shall state the quorum required at such adjourned meeting. Subject as aforesaid, it shall not be necessary to give any notice of an adjourned meeting.

10.	Every question submitted to a meeting shall be decided in the first instance by a show of hands and in case of equality of votes the chairman shall both on a show of hands and on a poll have a casting vote in addition to the vote or votes (if any) to which he may be entitled as a Holder of a Note or as a Holder of a voting certificate and/or as a proxy.

11.	At any meeting, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or the relevant Issuer or the relevant Guarantor(s) or by one or more persons holding one or more Notes of the relevant Series or voting certificates and/or being proxies or representatives and holding or representing in the aggregate not less than one-fiftieth part of the principal amount outstanding of the Notes of the relevant Series for the time being outstanding, a declaration by the chairman that a resolution has been carried or carried by a particular majority or lost or not carried by any particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

12.	If at any meeting a poll is so demanded, it shall be taken in such manner and (subject as hereinafter provided) either at once or after such an adjournment as the chairman directs and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded as at the date of the taking of the poll. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

13.	Any poll demanded at any meeting on the election of a chairman or on any question of adjournment shall be taken at the meeting without adjournment.
14.	The Trustee, the relevant Issuer and the relevant Guarantor(s) (through their respective representatives) and their respective financial and legal advisers shall be entitled to attend and speak at any meeting of the Holders of Notes. Save as aforesaid, no person shall be entitled to attend or vote at any meeting of the Holders of Notes or to join with others in requesting the convening of such a meeting unless he is the Holder of a Registered Note or of a voting certificate or is a proxy or representative.

Neither the relevant Issuer nor the relevant Guarantor(s) nor any of their group companies shall be entitled to vote in respect of Notes held by or on its behalf but this shall not prevent any proxy or representative named in the block voting instructions from being a director, officer or representative of, or otherwise connected with, the relevant Issuer, the relevant Guarantor(s) or any of their group companies.
15.	(a)

Subject as provided in paragraph 14 above, at any such meeting (a) on a show of hands every person who is present in person and is the Holder of one or more Registered Notes or who produces his appointment as a representative or a Bearer Note or a voting certificate or who is a proxy, shall have one vote and (b) on a poll every person who is so present shall have one vote in respect of each U.S.$1 (a “Unit”) of Registered Notes of the relevant Series of which he is the Holder or in respect of which he is a representative or proxy or in respect of each U.S.$1 (a “Unit”) of Bearer Notes of the relevant Series so produced or represented by the voting certificate so produced or in respect of which he is a proxy. Without prejudice to the obligations of the proxies named in any block voting instruction or form of proxy, any person entitled to more than one vote need not use all his votes or cast all the votes to which he is entitled in the same way. In the case of joint Holders of a Registered Note, the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint Holders and for this purpose seniority shall be determined by the order in which the names stand in the register of the Holders of Registered Notes in respect of the joint holding.

(b)	If any Issuer shall have issued and have outstanding Notes which are not denominated in U.S. dollars, in the case of any meeting of holders of Notes of more than one currency, the amount of such Notes shall (i) for the purposes of paragraph 23 below be the equivalent in U.S. dollars at the spot rate of a bank nominated by the Trustee for the conversion of the relevant currency or currencies to U.S. dollars on the day on which the request in writing or instrument in writing is received by the Trustee or if that is not a day on which banks and foreign exchange markets are open in London, the next following such day and (ii) for the purposes of paragraphs 6, 7, 11 and 15(a) above and paragraph 18 below (whether in respect of the meeting, or any adjournment thereof or any poll resulting therefrom) be the equivalent at such spot rate on the Business Day (as defined in Condition 8C(2)) prior to the day of such meeting. In such circumstances, and where Notes denominated in U.S. dollars but of different amounts are to be treated together for the purposes of this Schedule, on any poll each person present shall have one vote for every

U.S.$1 in principal amount of the Notes (converted as above) held.
16.	A proxy named in any block voting instruction need not be a Holder of any Note.
17.	(A)	In the case of Bearer Notes, each block voting instruction and each form of proxy, together (if so required by the Trustee) with proof satisfactory to the Trustee of its due execution on behalf of the relevant Paying Agent, shall be deposited at the registered office of the relevant Issuer (or at such other place as the Trustee shall designate or approve) not less than twenty-four hours before the time appointed for holding the meeting or adjourned meeting or for the taking of the poll at which the proxy named in the block voting instruction or form of proxy proposes to vote and in default the block voting instruction or form of proxy shall not be treated as valid unless the chairman of the meeting decides otherwise before such meeting or adjourned meeting or poll proceeds to business. A notarially certified copy of each such block voting instruction and form of proxy and satisfactory proof as aforesaid (if applicable) shall be deposited with the Trustee before the commencement of the meeting, adjourned meeting or poll but the Trustee shall not thereby be obliged to investigate or be concerned with the validity of, or the authority of the proxy named in, any such block voting instruction or form of proxy.

(B)	In the case of Registered Notes, the form of proxy and the power of attorney or other authority (if any) under which it is signed shall be deposited at the registered office of the relevant Issuer (or such other place as the Trustee shall designate or approve) not less than twenty-four hours before the time appointed for holding the meeting or adjourned meeting or for the taking of the poll at which the proxy proposes to vote and, in default, the form of proxy shall not be treated as valid unless the chairman of the meeting decides otherwise before such meeting, adjourned meeting or poll proceeds to business. A notarially certified copy of each form of proxy shall be deposited with the Trustee before the commencement of the meeting, adjourned meeting or poll and the Trustee shall not be obliged to investigate or be concerned with the validity of, or the authority of the proxies named in, such form of proxy.

18.	(A)	In the case of Bearer Notes, any vote given in accordance with the terms of a block voting instruction or form of proxy shall be valid notwithstanding the previous revocation or amendment of the block voting instruction or form of proxy or of any of the Noteholders’ instructions pursuant to which it was executed; PROVIDED THAT no intimation in writing of such revocation or amendment shall have been received from the Principal Paying Agent by the relevant Issuer at its registered office or by the chairman of the meeting in each case not less than 24 hours before the commencement of the meeting or adjourned meeting at which the block voting instruction or form of proxy is intended to be used.

(B)	In the case of Registered Notes, any vote given in accordance with the terms of a form of proxy shall be valid notwithstanding the previous death or insanity of the principal or the revocation or amendment of the form of proxy or the authority under which the form of proxy was executed; PROVIDED THAT no intimation in writing (including by telex (tested, where appropriate) or by cable) of such death, insanity or revocation shall have been received by the relevant Issuer at its registered office or by the chairman of the meeting in each case not less than twenty-four hours before the time appointed for holding the meeting, adjourned meeting or taking of a poll at which the form of proxy is intended to be used.

19.	A meeting of the Holders of Notes shall, in respect of the Notes of the relevant Series and subject to the provisions contained in the Conditions, in addition to the powers hereinbefore given, but without prejudice to any powers conferred on other persons by these presents, have the following powers exercisable by Extraordinary Resolution namely:

(a)	to sanction any proposal by the relevant Issuer or the relevant Guarantor(s) for any modification, abrogation, variation or compromise of, or arrangement in respect of, the rights of the Holders of Notes and/or the Receiptholders and/or the Couponholders in respect of the Notes of the relevant Series, against the relevant Issuer and/or Guarantor(s) whether such rights shall arise under these presents, the Notes, the Receipts or Coupons (if any) of that Series or otherwise;

(b)	power to sanction any scheme or proposal for the exchange or sale of the Notes of any Series, for the conversion of the Notes of any Series, into or the cancellation of the

Notes of any Series, in consideration of, shares, stock, bonds, notes, debentures, debenture stocks and/or other obligations and/or securities of the relevant Issuer or any other company formed or to be formed, or for or into or in consideration of cash, or partly for or into or in consideration of such shares, stock, bonds, notes, debentures, debenture stock and/or other obligations and/or securities as aforesaid and partly for or into or in consideration of cash;

(c)	to assent to any modification or alteration of the provisions contained in the Notes or the Coupons of the relevant Series, the Conditions thereof or these presents which shall be proposed by the relevant Issuer, the relevant Guarantor(s) or the Trustee;

(d)	to waive or authorise any breach or proposed breach by the relevant Issuer or the relevant Guarantor(s) of its or their obligations under the Conditions applicable to the Notes of the relevant Series or these presents or determine that any act or omission which might otherwise constitute an Event of Default under the Conditions applicable to the Notes of the relevant Series shall not be treated as such;

(e)	to authorise the Trustee to concur in and execute and do all such documents, acts and things as may be necessary to carry out and give effect to any Extraordinary Resolution;
(f)	to give any authority, direction or sanction which under these presents or the Conditions applicable to the Notes of the relevant Series is required to be given by Extraordinary Resolution;
(g)	to appoint any persons (whether Holders of Notes or not) as a committee or committees to represent the interests of the Holders of Notes in respect of the Notes of the relevant Series and to confer upon such committee or committees any powers or discretions which such Holders of Notes could themselves exercise by Extraordinary Resolution;

(h)	to approve a person proposed to be appointed a new Trustee under these presents and to remove any Trustee or Trustees for the time thereof; and
(i)	to discharge or exonerate the Trustee from any liability in respect of any act or omission for which the Trustee may have become responsible under these presents or under the Notes of the relevant Series.

20.	An Extraordinary Resolution passed at a meeting of the Holders of Notes in respect of the Notes of the relevant Series duly convened and held in accordance with these presents shall be binding upon all the Holders of Notes of the relevant Series, whether present or not present at such meeting, and upon all the Receiptholders and Couponholders in respect of Notes of the relevant Series and each of the Holders of Notes and Receiptholders and Couponholders shall, in respect of the Notes of that Series, be bound to give effect thereto accordingly. The passing of any such resolution shall be conclusive evidence that the circumstances of such resolution justify the passing thereof.

21.	The expression “Extraordinary Resolution” when used in these presents means a resolution passed at a meeting of the Holders of Notes in respect of the Notes of the relevant Series duly convened and held in accordance with the provisions contained herein by a majority consisting of not less than three-fourths of the votes cast thereon or an instrument or instruments in writing signed by the Holder or Holders of not less than 75 per cent. of the Notes of the relevant Series for the time being outstanding.

22.	If and whenever an Issuer shall have issued and have outstanding any Notes which do not form one single Series then the foregoing provisions of this Schedule shall have effect subject to the following modifications:

(i)	a resolution which in the opinion of the Trustee affects one Series only of the Notes shall be deemed to have been duly passed if passed at a separate meeting of the Holders of the Notes of the relevant Series;

(ii)	a resolution which in the opinion of the Trustee affects more than one Series of the Notes but does not give rise to a conflict of interest between the Holders of Notes of any of the Series affected shall be deemed to have been duly passed if passed at a single meeting of the Holders of the Notes of all Series so affected;

(iii)	a resolution which in the opinion of the Trustee affects more than one Series of Notes and gives or may give rise to a conflict of interest between the Holders of the Notes of one Series or group of Series so affected and the Holders of the Notes of another Series or group of Series so affected shall be deemed to have been duly passed only if in lieu of being passed at a single meeting of the Holders of the Notes of all such Series it shall be duly passed at separate meetings of the Holders of the Notes of each Series so affected; and
(iv)	to all such meetings as aforesaid all preceding provisions of this Schedule shall mutatis mutandis apply as if references therein to Notes and Noteholders or Holders of Notes of the relevant Series were references to the Notes of the Series or group of Series in question and to the Holders of such Notes respectively.

23.	Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the relevant Issuer or the Trustee and any such minutes as aforesaid, if purporting to be signed by the chairman of the meeting at which such resolutions were passed or proceedings transacted or by the chairman of the next succeeding meeting of the Holders of Notes in respect of the Notes of the relevant Series, shall be conclusive evidence of the matters therein contained and until the contrary is proved every such meeting in respect of the proceedings of which minutes have been made and signed as aforesaid shall be deemed to have been duly held and convened and all resolutions passed or proceedings transacted thereat to have been duly passed and transacted.

Subject to all other provisions contained in these presents, the Trustee may by agreement with N.V. and PLC, without the consent of the Noteholders, the Receiptholders or the Couponholders, prescribe such further regulations regarding the holding of meetings of Noteholders and attendance and voting thereat as the Trustee may in its discretion determine.

24.	For the purposes only of this Ninth Schedule and in respect only of those Registered Notes of which DTC or its nominee (being Cede & Co. or such other person as may from time to time be notified by DTC to the Registrar) is the Holder, following such time as any notification as is hereinafter mentioned shall have been given (from time to time but only for so long as such notification shall not have been withdrawn by DTC, a Holder shall mean, to the exclusion of the person(s) in whose name any such Registered Notes is registered in the Register, any person who shall have been named in a notification given by DTC to the Registrar as a person who is shown in the records of DTC as having Registered Notes of a specified principal amount standing to the credit of its account with DTC. The relevant Issuer, the relevant Guarantor(s), the Trustee, the Paying Agents and Registrar shall be entitled to treat any notification given by DTC to such effect as conclusive and binding for all purposes in connection with meetings of the Noteholders and references to a “Holder”, a “registered Holder” and to a “person in whose name Registered Notes are registered” contained in this Ninth Schedule shall be construed accordingly.

25.	So long as the Notes of the relevant Series are represented by any Notes in global form, the Holder of the relevant Notes in global form shall for the purposes of this Schedule be deemed to be two persons and, at any such meeting, as having one vote in respect of each Unit for which such Notes in global form may be exchanged.

CB011800044

SCHEDULE

Dated 22nd July, 1994

as amended and restated on 2nd July, 2001

UNILEVER N.V.

- and -

UNILEVER PLC

- and -

UNILEVER CAPITAL CORPORATION

- and -

UNILEVER UNITED STATES, INC.

- and -

THE LAW DEBENTURE TRUST CORPORATION p.l.c.

TRUST DEED

in respect of a Programme for the

Issuance of Debt Instruments

(as amended by the First Supplemental Trust
Deed dated 24th July, 1995, the Second
Supplemental Trust Deed dated 11th July,
1996, the Third Supplemental Trust Deed
dated 13th November, 1997, the Fourth
Supplemental Trust Deed dated 11th November,
1998, the Fifth Supplemental Deed dated 4th
July, 2000 and the Sixth Supplemental Trust
Deed dated 2nd July, 2001)

For the Issuers and the	For the Trustee:
Guarantors:	Clifford Chance Limited Liability
Slaughter and May	Partnership
35 Basinghall Street	200 Aldersgate Street
London EC2V 5DB	London EC1A 4JJ

CB011800044

TABLE OF CONTENTS

Title
Clause Page No.

1.	Definitions	2

2.	Amount of the Notes	14

3.	Covenant to repay and to pay interest	15

4.	Issue and constitution of Notes	18

5.	Forms and issue of the Notes	20

6.	Stamp Duties	23

7.	Covenant to observe provisions of the Trust Deed and Schedules	24

8.	Guarantee	24

9.	Application of moneys received by the Trustee	27
.
10.	Power to retain and invest less than 10 per cent.	28

11.	Authorised investments	28

12.	Indemnification of the Trustee upon enforcement	29

13.	Payment to Noteholders, Receiptholders and Couponholders	29

14.	Production of Notes, Receipts and Coupons	29

15.	Covenants by the Issuers and the Guarantors	30

16.	Remuneration of the Trustee	34

17.	Modifications and Substitution	36

18.	Redemption, Purchase and Cancellation	42

19.	Noteholders to be treated as holding all Receipts and Coupons	43

20.	No notice to Receiptholders or Couponholders	44

21.	Trustee may enter into other transactions with N.V., PLC or any of their group companies	44

22.	Provisions supplemental to the Trustee Act 1925 and the Trustee Act 2000 in favour of the Trustee	45

23.	Disapplication	49

24.	Trustee entitled to assume due performance	49

25.	Waiver	49

26.	Power to delegate	50

27.	Competence of a majority of Trustees	50

28.	Appointment of New Trustees	50

29.	Retirement of Trustees	51

30.	Powers of the Trustee are additional	52

31.	Currency Indemnity	52

32.	Notices	53

33.	Contracts (Rights of Third Parties) Act 1999	54

34.	Governing Law	54

THE FIRST SCHEDULE Form of Temporary Global Note		56

THE SECOND SCHEDULE Form of Permanent Global Note		68

THE THIRD SCHEDULE Form of Definitive Note (“ISMA” format)		75

THE FOURTH SCHEDULE Form of Registered Note		91

THE FIFTH SCHEDULE Terms and Conditions of the Notes		95

THE SIXTH SCHEDULE Form of Supplemental Deed increasing Programme Limit	124

THE SEVENTH SCHEDULE Form of Supplemental Deed joining a New Issuer	124

THE EIGHTH SCHEDULE Form of Supplemental Deed releasing an Issuer	130

THE NINTH SCHEDULE Provisions for Meetings of Holders of Notes	133